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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 13, 2015

Registration No. 333-206911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

DIMENSION THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	46-3942159 (I.R.S. Employer Identification Number)

840 Memorial Drive
Cambridge, MA 02139
(617) 401-0011
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Annalisa Jenkins, M.B.B.S, M.R.C.P.
President and Chief Executive Officer
840 Memorial Drive
Cambridge, MA 02139
(617) 401-0011
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kingsley L. Taft, Esq. Ryan S. Sansom, Esq. Caitlin L. Murray, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Mary T. Thistle Chief Business Officer Dimension Therapeutics, Inc. 840 Memorial Drive Cambridge, MA 02139 (617) 401-0011	Patrick O'Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $0.0001 per share	$101,200,000	$10,190

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)
Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)
A registration fee of $13,363 was already paid.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 13, 2015.

5,500,000 Shares

Common Stock

          This is the initial public offering of shares of common stock of Dimension Therapeutics, Inc. We are offering 5,500,000 shares of our common stock to be sold in this offering. Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock is expected to be between $14.00 and $16.00 per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol "DMTX."

          We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and as such, have elected to comply with certain reduced public company reporting requirements.

          See "Risk Factors" beginning on page 12 to read about factors you should consider before buying shares of our common stock.

          Certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $35 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to such stockholders, and such stockholders could determine to purchase more, less or no shares in this offering.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Dimension Therapeutics, Inc., before expenses	$	$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation and estimated offering expenses.

          The underwriters may also purchase up to an additional 825,000 shares from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

          The underwriters expect to deliver the shares on or about                          , 2015.

Goldman, Sachs & Co.	Citigroup

Wells Fargo Securities

Canaccord Genuity	Cantor Fitzgerald & Co.

Prospectus dated             , 2015

          You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

          The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled "Risk Factors" and elsewhere in this prospectus. Some data are also based on our good faith estimates.

 PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to "us," "our," "DMTX," "Dimension," "we," the "company" and similar designations refer to Dimension Therapeutics, Inc.

 Dimension Therapeutics, Inc.

Overview

          We are a leading gene therapy platform company focused on discovering and developing new therapeutic products for people living with rare diseases associated with the liver and caused by genetic mutations. Our initial programs address hemophilia B, hemophilia A, ornithine transcarbamylase, or OTC, deficiency, and glycogen storage disease type Ia, or GSDIa. In August 2015, we submitted an Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or FDA, for our lead product candidate, DTX101 for the treatment of hemophilia B. In September 2015, we received notification allowing us to proceed with our Phase I/II clinical trial of DTX101. DTX101 was also granted Orphan Drug Designation in the United States in August 2015 and Fast Track Designation in September 2015 for the treatment of hemophilia B. We plan to initiate clinical trials for DTX101 by the end of 2015. We retain the global rights to all of our programs, with the exception of our hemophilia A program, which is partnered with Bayer HealthCare LLC, or Bayer.

          We have developed a robust scientific platform that brings together deep expertise in rare genetic diseases, liver biology, adeno-associated virus, or AAV, gene therapy and vector manufacturing. We believe that by leveraging the expertise created by our platform we will be able to accelerate the research and development of our pipeline of programs while continuing to discover and develop the next generation of products in this field. We have made and continue to make significant investments in order to develop manufacturing processes designed to reliably produce high quality AAV vectors at commercial scale. We believe that our manufacturing processes, methods and expertise will ultimately give us the most comprehensive manufacturing platform developed to date for AAV-based gene therapy product candidates.

Our Focus — The Liver

          The liver is a vital organ that plays an important role in human metabolism and other key physiologic functions. Over 400 described rare monogenic disorders are associated with the liver, many of which have severe or even fatal consequences for patients, and collectively represent a significant unmet medical need. Our product candidates are focused on a subset of these monogenic diseases that we believe are particularly well-suited to our gene therapy platform and are designed to achieve sustained efficacy with low toxicity. We target diseases with readily identifiable patient populations that may allow us to pursue orphan drug designation for our product candidates. In addition, the nature of these diseases permits us to leverage highly predictive preclinical models and well-described, and often clinically validated, biomarkers to shorten time to clinical proof of concept.

Our Gene Therapy Technology and Industrialized Manufacturing Approach

          Our gene therapy product candidates and programs are designed to provide a functional copy of an abnormal or missing gene using the most advanced AAV-based vector delivery technology, which has been optimized to potentially offer durable clinical benefit to patients while minimizing risk. AAV vectors have been studied in over 120 clinical trials that suggest an initial favorable safety profile with early signals of efficacy.

          Certain AAV strains, or capsid serotypes, have been identified and characterized as having properties that enhance gene transfer to the liver, including superior gene transfer to liver cells, or hepatocytes, with reduced prevalence of harmful or neutralizing antibodies that can prevent gene transfer. AAV vectors derived from a subset of related capsid serotypes referred to as Clade E have been shown to lead to expression that is 16 to 110 times greater in the liver than with other AAV vectors. Two of the most commonly used capsid serotypes within Clade E are AAV8 and AAVrh10, which are over 90% identical in their DNA sequences, have high affinity for hepatocytes and we believe are well-suited as vectors for gene therapies targeting the liver. Going forward, we will continue to optimize our gene therapy vectors to seek to further increase levels of liver-specific gene transfer while minimizing potential adverse effects.

          In addition to our vector technology, we believe that a comprehensive and scalable manufacturing approach will be important to our success. Our manufacturing platform includes a series of highly selective and robust purification processes that we have adapted and customized for multiple AAV capsid serotypes. This approach is designed to produce higher purity AAV vectors at commercial scale with a greater percentage of AAV capsids containing a therapeutic vector genome than other manufacturing approaches.

Our Pipeline of Programs:

          We have leveraged our focus on the liver, our gene therapy platform technology and our proprietary manufacturing approach to select our initial pipeline of programs. We retain the global rights to all of our programs, with the exception of our hemophilia A program, which is partnered with Bayer.

          Our pipeline of programs is described below.

  •
  DTX101 is our lead gene therapy product candidate designed to deliver Factor IX, or FIX, gene expression in patients with hemophilia B. Hemophilia B is a rare genetic bleeding disorder resulting from a deficiency in FIX. The current standard of care for patients with hemophilia B involves chronic replacement of FIX protein through intravenous infusion, which is invasive, inconvenient and not curative. In 2013, the World Federation of Hemophilia estimated that there were approximately 28,000 hemophilia B patients worldwide, including approximately 4,000 patients in the United States. Our product candidate DTX101 is an AAVrh10 capsid containing a codon-optimized FIX gene expressing wild-type FIX protein. AAVrh10 is a member of the Clade E family of capsids, which has demonstrated enhanced affinity for the liver. In contrast to other approaches, such as those that use the Padua FIX gene, we believe that delivery of a codon-optimized wild-type FIX gene is the most appropriate method to achieve FIX gene correction while minimizing the risk of excessive blood clotting, or hypercoagulation, and unwanted immune response, or immunogenicity. In academic studies, a different codon-optimized wild-type FIX gene administered to humans with severe hemophilia B has shown preliminary signs of efficacy and an initial favorable safety profile for several years. In our preclinical studies, a single DTX101 intravenous injection led to dose-dependent expression of FIX continuing for at least 32 weeks in a validated mouse model of hemophilia B. In August 2015, we submitted an IND for DTX101 with FDA and in September 2015, we received notification allowing us to proceed with our Phase I/II clinical trial of DTX101. DTX101 was granted Orphan Drug Designation in the United States in August 2015 and Fast Track Designation in September 2015 for the treatment of hemophilia B and we plan to initiate clinical studies of DTX101 by the end of 2015. To evaluate the therapeutic response of DTX101, we plan to assess clotting factor levels and annual bleeding rates, which are two well-established measures of hemophilia B disease status. Based on our preclinical studies completed to date, we believe DTX101 has the potential to be a well-tolerated, effective therapy for hemophilia B.

  •
  DTX301 is our gene therapy product candidate designed for the treatment of patients with OTC deficiency. OTC deficiency is the most common urea cycle disorder and leads to increased levels of ammonia, which can result in irreversible neurocognitive damage and potentially death if treatment is not initiated early during a metabolic crisis. We estimate that there are approximately 10,000 patients worldwide with OTC deficiency, of which we estimate approximately 80% are classified as late-onset, our target population. Approved therapies, which must be taken multiple times a day for the patient's entire life, do not eliminate the risk of future metabolic crises. In our preclinical studies in a well-described mouse model of OTC deficiency, DTX301 resulted in stable expression and activity of OTC and normalization of levels of urinary orotic acid, a marker of ammonia production. We have completed candidate selection and plan to complete IND-enabling studies of DTX301 in the second half of 2016. To evaluate therapeutic response of DTX301, we plan to measure ammonia levels, which is a well-established measure of OTC deficiency disease status.

  •
  DTX401 is our gene therapy program for the treatment of patients with GSDIa, a disease that arises from a defect in glucose-6-phosphatase, or G6Pase, an essential enzyme in glycogen and glucose metabolism. We estimate there are approximately 6,000 GSDIa patients worldwide. There are currently no drug therapies approved for GSDIa, and as a result, patients and their caregivers must manage the disease by maintaining a strict diet and regular delivery of carbohydrates, which may require a feeding tube. Any disruption in carbohydrate delivery may lead to low blood sugar levels, which can cause coma or death. In preclinical studies in well-described mouse and dog models of GSDIa conducted by our collaborators, delivery of the G6Pase gene with an AAV vector restored normal glucose metabolism, reduced glycogen stores, prevented hepatic adenoma formation and increased survival. We plan to complete candidate selection and initiate IND-enabling studies of

    DTX401 in the first half of 2016. To evaluate the therapeutic response to DTX401, we plan to measure glucose, which is a well-established measure of GSDIa disease status.

  •
  DTX201 is our Factor VIII, or FVIII, gene therapy program for the treatment of hemophilia A that we are developing in collaboration with Bayer, a global leader in the development and commercialization of innovative therapeutics for treating patients with hemophilia. Under the agreement, we are responsible for the development of DTX201 through a proof-of-concept clinical trial, with full reimbursement from Bayer for all project costs in accordance with the mutually agreed upon research budget. Bayer is responsible for managing and funding any subsequent clinical trials and commercialization. We also received an upfront payment of $20.0 million and are eligible for potential development and commercialization milestone payments of up to $232.0 million, as well as royalties on product sales. The relationship with Bayer brings us non-dilutive financial benefits and allows us to leverage Bayer's significant experience in the hemophilia market. Hemophilia A is the most common form of hemophilia with approximately 140,000 patients worldwide. The only therapies currently available for hemophilia A are intravenously administered FVIII protein or its derivatives. We plan to initiate IND-enabling studies of DTX201 by the end of 2015. To evaluate the therapeutic response of DTX201, we plan to assess clotting factor levels and annual bleeding rates, which are two well-established measures of hemophilia A disease status.

  •
  Beyond our current pipeline of programs, we intend to focus our research and development on future product candidates that treat well-understood rare monogenic diseases associated with the liver that we believe are well-suited to our gene therapy platform and can leverage learnings from our current programs. We select our programs based on demonstrated preclinical proof of concept in well-described or validated animal models. We seek to address clear unmet medical need in readily identifiable patient populations for which there are no therapies or where current standards of care only manage symptoms.

Our Team

          To execute on this opportunity, we have assembled a team of seasoned biopharmaceutical executives, scientific advisory council members and key partners with broad and deep expertise in all aspects of gene therapy, global drug discovery, development, manufacturing and commercialization. Our chief executive officer, Annalisa Jenkins, M.B.B.S., M.R.C.P., is a biopharmaceutical leader with 18 years of experience at Merck Serono and Bristol-Myers Squibb in developing and commercializing novel and innovative products. Our other management team members have successful track records in developing, manufacturing and commercializing drugs across a wide range of therapeutic areas, including rare genetic diseases, through previous experiences at Genzyme Corporation, Sanofi S.A., Shire plc, Novartis International AG, Cubist Pharmaceuticals Inc. and Nationwide Children's Hospital. Our AAV technology is the product of over 25 years of research conducted at University of Pennsylvania School of Medicine by James M. Wilson, M.D., Ph.D., the chair of our scientific advisory council, and his colleagues. We believe our team's combined expertise in gene therapy, global rare disease clinical development and market access provides an advantage over our competitors in developing and commercializing liver-directed gene therapies for patients suffering from severe rare diseases.

          Our progress has been enabled by support from several leading biotech investors, including Fidelity Biosciences, OrbiMed Advisors, New Leaf Venture Partners, Jennison Associates (on behalf of investors), Partner Fund Management, RA Capital Management, Rock Springs Capital and Tourbillon Global Ventures.

Our Mission

          We are dedicated to bringing hope to patients and their families living with hemophilia and other rare genetic diseases, through our commitment to scientific innovation. We plan to focus on advancing the science of gene therapy in an innovative, energetic and ethical manner, by building our corporate culture and strengthening our team and community.

Our Culture

          At Dimension, we focus on developing and delivering novel gene therapy treatments that improve health and quality of life for patients with hemophilia and rare diseases associated with the liver. Our team is aligned by core values that guide everything that we do:

  •
  Commitment to our patients, science and the team;

  •
  Collaboration across the organization and externally, ensuring that every voice matters; and

  •
  Community focus on our internal community and giving back to the broader community.

          We seek to foster a collaborative environment of diverse, ethical, committed and highly accomplished people. Together, we live the Dimension values as we continue advancing novel treatments for patients.

Strategy

          Our goal is to utilize our gene therapy platform to transform the lives of patients suffering from severe and chronic genetic disorders associated with the liver by developing, manufacturing and commercializing gene therapies that have the potential to offer a durable and meaningful therapeutic benefit. We select and design our gene therapy programs to accelerate the generation of human proof of concept. Our strategy leverages well-described animal models, relevant biomarkers and relatively small clinical trials appropriate for therapies targeting monogenic diseases associated with the liver. To achieve our goal, we are pursuing the following key strategies:

  •
  Advance our lead product candidate DTX101 through clinical development;

  •
  Initiate and complete IND-enabling activities to advance DTX301 and DTX401 into clinical development;

  •
  Continue to deepen our pipeline through our leading gene therapy platform for product candidates targeting liver-associated rare genetic diseases;

  •
  Maximize the value of our DTX201 collaboration with Bayer;

  •
  Continue to invest in and develop state-of-the-art manufacturing processes to ensure the highest product quality;

  •
  Continue to drive innovative vector research to advance our platform and future gene therapies for rare diseases; and

  •
  Build a premier global ecosystem of patient-focused gene therapy expertise to support our continued leadership as an innovator in the gene therapy field.

Risks Associated with Our Business

          Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, among others:

  •
  We are a biopharmaceutical company with a limited operating history and have not generated any revenue from product sales. We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future, and even if we consummate this offering, we will need to raise substantial additional funding.

  •
  We are very early in our development efforts. All of our product candidates are still in preclinical development. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

  •
  Our AAV gene therapy product candidates have not yet been dosed in any patients and are based on a relatively new technology that has been exposed to a limited number of patients in the clinic, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

  •
  Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any potential marketing approval.

  •
  Genetically defined diseases may have relatively low prevalence and it may be difficult to identify patients with the genetic driver of the disease, which may lead to delays in enrollment for our trials and difficulties in commercializing our product candidates, if approved.

  •
  We intend to rely on third parties to produce our product candidates and other key materials, but these manufacturers have minimal or no experience producing our product candidates and other materials for clinical use or at commercial scale and may not achieve the necessary regulatory approvals or produce our products at the quality, quantities, locations and timing needed to support development or commercialization.

  •
  We are required to pay certain royalties under our license agreements with third-party licensors, and we must meet certain milestones to maintain our license rights.

  •
  Our future success depends in part upon our ability to retain our team of seasoned biopharmaceutical executives and to attract, retain and motivate qualified personnel.

Implications of Being an Emerging Growth Company

          We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  no nonbinding advisory votes on executive compensation or golden parachute arrangements; and

  •
  exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

          We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. We have irrevocably elected to "opt out" of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Company and Other Information

          We were incorporated under the laws of the State of Delaware in June 2013. Our principal executive office is located at 840 Memorial Drive, Cambridge, MA 02139, and our telephone number is (617) 401-0011. Our website address is www.dimensiontx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

          We own various U.S. federal trademark applications and unregistered trademarks, including our company name. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

 THE OFFERING

Common stock offered by us	5,500,000 shares.
Common stock to be outstanding immediately after this offering	24,879,574 shares (or 25,704,574 shares if the underwriters exercise their option to purchase additional shares in full).
Underwriters' option to purchase additional shares

We have granted a 30-day option to the underwriters to purchase up to an aggregate of 825,000 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $73.7 million, or $85.2 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate that we will use the net proceeds from this offering as follows: to advance DTX101 as a treatment for hemophilia B through a Phase I/II clinical trial; to advance DTX301 as a treatment for OTC deficiency through IND-enabling studies and into a Phase I/II clinical trial; to advance DTX401 as a treatment for GSDIa through IND-enabling studies and into a Phase I/II clinical trial; to expand our internal process development capabilities; to continue to advance and to expand our research and development pipeline of our product candidates and other indications; and for working capital and other general corporate purposes, as well as potentially for repaying our secured borrowings. For a more complete description of our intended use of the proceeds from this offering, see "Use of Proceeds."

Risk factors	You should carefully read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
Proposed NASDAQ Global Market symbol	"DMTX."

          Certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $35 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to such stockholders, and such stockholders could determine to purchase more, less or no shares in this offering.

          The number of shares of our common stock to be outstanding after this offering is based on 19,379,574 shares of our common stock outstanding as of September 10, 2015, after giving effect to the automatic conversion of all outstanding shares of our preferred stock as of September 10, 2015 into an aggregate of 15,286,968 shares upon the completion of this offering and excludes:

  •
  3,033,896 shares of common stock issuable upon the exercise of stock options outstanding as of September 10, 2015, at a weighted average exercise price of $2.79 per share;

  •
  11,973 shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of September 10, 2015, at an exercise price of $0.56 per share;

  •
  54,510 shares of common stock reserved for future issuance as of September 10, 2015 under our 2013 Stock Plan, or the 2013 Plan, which will become available for issuance under our 2015 Stock Option and Incentive Plan, or the 2015 Plan, upon effectiveness of the 2015 Plan;

  •
  1,368,376 shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

  •
  256,585 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or 2015 ESPP, which will become effective in connection with the completion of this offering.

          Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

  •
  the automatic conversion of all of our outstanding shares of preferred stock into 15,286,968 shares of common stock upon the completion of this offering;

  •
  no exercise of outstanding options or the outstanding warrant after September 10, 2015;

  •
  the filing of our amended and restated certificate of incorporation upon the closing of this offering and the effectiveness of our amended and restated by-laws upon the effectiveness of the registration statement of which this prospectus is a part;

  •
  a 1-for-2.923 reverse split of our common stock effected on October 9, 2015; and

  •
  no exercise by the underwriters of their option to purchase up to 825,000 additional shares of common stock in this offering.

 SUMMARY FINANCIAL DATA

          You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. We have derived the statement of operations data for the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the six months ended June 30, 2014 and 2015 and the balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial information. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$2,750	$159	$3,336

Operating expenses:
Research and development	2,806	12,974	4,940	14,866
General and administrative	364	2,727	1,084	3,782

Total operating expenses	3,170	15,701	6,024	18,648

Loss from operations	(3,170)	(12,951)	(5,865)	(15,312)
Interest expense	—	(17)	—	(49)

Net loss	(3,170)	(12,968)	(5,865)	(15,361)
Accretion of convertible preferred stock to redemption value	(8)	(71)	(34)	(23)

Net loss attributable to common stockholders	$(3,178)	$(13,039)	$(5,899)	$(15,384)

Net loss per share attributable to common stockholders — basic and diluted(1)	$(2.71)	$(3.61)	$(1.65)	$(3.98)

Weighted average common shares outstanding — basic and diluted(1)	1,174	3,611	3,580	3,867

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)(2)		$(1.91)		$(1.09)

Pro forma weighted average common shares outstanding — basic and diluted (unaudited)(2)		6,807		14,119

(1)
See Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)
See Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted pro forma net loss per share attributable to common stockholders.

	As of June 30, 2015
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$80,653	$80,653	$154,498
Working capital(1)	73,342	73,342	147,757
Total assets	88,121	88,121	161,226
Notes payable, net of discount, including current portion	1,615	1,615	1,615
Convertible preferred stock	88,895	—	—
Total stockholders' equity (deficit)	(29,239)	59,656	133,331

(1)
We define working capital as current assets less current liabilities.

(2)
The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 15,286,968 shares of our common stock upon the completion of this offering.

(3)
The pro forma as adjusted balance sheet data give further effect to the sale by us of 5,500,000 shares of our common stock offered in this offering, at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders' equity by $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders' equity by $14.0 million, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of the money you paid to buy our common stock. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in this prospectus.

 Risks Related to Product Development and Regulatory Approval

We are very early in our development efforts. All of our product candidates are still in preclinical development. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

          We are very early in our development efforts and all of our lead product candidates are still in preclinical development. We have only recently completed product candidate selection for our DTX101 and DTX301 programs and only recently identified lead product candidates for our DTX201 program. We have invested substantially all of our efforts and financial resources in the identification and preclinical development of our current product candidates, DTX101 for hemophilia B, DTX301 for ornithine transcarbamylase, or OTC, deficiency, DTX401 for glycogen storage disease type Ia, or GSDIa, and DTX201 for hemophilia A. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. We currently generate no revenue from sales of any product and we may never be able to develop or commercialize a marketable product.

          Each of our programs and product candidates will require additional preclinical and clinical development, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, capacity and expertise, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. In addition, our product development programs must be approved or cleared for marketing by the U.S. Food and Drug Administration, or FDA, or certain other foreign regulatory agencies, including the European Medicines Agency, or the EMA, before we may commercialize our product candidates.

          The success of our product candidates will depend on several factors, including the following:

  •
  successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, and, where applicable, under FDA's Good Laboratory Practice, or GLP;

  •
  approval of Investigational New Drug applications, or INDs, for our product candidates to commence planned clinical trials or future clinical trials;

  •
  successful enrollment in, and completion of, preclinical studies and clinical trials;

  •
  successful data from our clinical program that supports an acceptable risk-benefit profile of our product candidates in the intended populations;

  •
  successful development, and subsequent clearance or approval, of companion diagnostics for use as screening criteria for potential patients;

  •
  receipt of regulatory approvals from applicable regulatory authorities;

  •
  establishment of arrangements with third-party manufacturers for clinical supply and commercial manufacturing and, where applicable, commercial manufacturing capabilities;

  •
  successful development of our internal manufacturing processes and transfer to larger-scale facilities operated by either a contract manufacturing organization, or CMO, or by us;

  •
  establishment and maintenance of patent and trade secret protection or regulatory exclusivity for our product candidates;

  •
  commercial launch of our product candidates, if and when approved, whether alone or in collaboration with others;

  •
  acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

  •
  effective competition with other therapies;

  •
  establishment and maintenance of healthcare coverage and adequate reimbursement;

  •
  enforcement and defense of intellectual property rights and claims; and

  •
  maintenance of a continued acceptable safety profile of the product candidates following approval.

          If we do not succeed in one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Our AAV gene therapy product candidates have not yet been dosed in any patients and are based on a relatively new technology that has been exposed to a limited number of patients in the clinic, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all. At the moment, no gene therapy product has been approved in the United States and only one such product has been approved in the European Union.

          We have focused our research and development efforts to date on our gene therapy platform, identifying our initial targeted disease indications and our initial product candidates, and our future success depends on our successful development of viable adeno-associated virus, or AAV, gene therapy product candidates. Currently, all of our product candidates are in preclinical development. There can be no assurance that we will not experience problems or delays in developing our product candidates and that such problems or delays will not cause unanticipated costs, or that any such development problems can be solved. We also may experience unanticipated problems or delays in finding or developing sufficient or suitable manufacturing capacity and expertise. Although we believe that we have structured our platform to accelerate the development of our current pipeline relative to others advancing gene therapy product candidates, there is no assurance that our platform will result in a timing advantage, and the process of obtaining regulatory approvals will, in any event, require the expenditure of substantial time and financial resources. In addition, there is no assurance that our platform will successfully accelerate our preclinical and clinical development.

          The clinical trial requirements of FDA, the EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or more extensively studied product candidates. Only one gene therapy product, Glybera from uniQure N.V., or uniQure, has received marketing authorization from the European Commission and no gene therapy product has yet been approved in the United States. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or the European Union or how long it will take to commercialize our product candidates. Approvals by the European Commission may not be indicative of what FDA may require for approval and different or additional preclinical studies or clinical trials may be required to support regulatory approval in each respective jurisdiction. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects may be harmed.

FDA, the NIH and the EMA have demonstrated caution in their regulation of gene therapy treatments, and ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

          FDA, the U.S. National Institutes of Health, or NIH, and the EMA have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the federal and state level in the United States, as well as U.S. congressional committees and foreign governments, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates. For example, in 1999, a patient suffering from OTC deficiency died during a gene therapy clinical trial that utilized an adenovirus vector. It was discovered, unfortunately, that adenoviruses could generate an extreme immune system reaction that can be life-threatening. Thereafter, in January 2000, FDA halted that trial and began investigating 69 other gene therapy trials underway in the United States. Eventually, 28 trials were reviewed, with 13 requiring remedial action. Subsequently, in 2003, FDA suspended 27 additional gene therapy trials involving several hundred patients after learning that a child treated in France had developed leukemia. Although FDA was not aware of any patients treated in these U.S. trials that had suffered illnesses similar to that of the child in France, it nevertheless took precautions. This temporary halt, the largest such action involving gene therapy trials, was a setback for the field.

          Regulatory requirements in the United States and abroad governing gene therapy products have changed frequently and may continue to change in the future. FDA has established the Office of Cellular, Tissue and Gene Therapies within its Center for Biologics Evaluation and Research to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise this review. Prior to submitting an IND, our human gene therapy clinical trials are subject to review by the NIH Office of Biotechnology Activities', or OBA's, Recombinant DNA Advisory Committee, or the RAC. Following an initial review, RAC members make a recommendation as to whether the protocol raises important scientific, safety, medical, ethical or social issues that warrant in-depth discussion at the RAC's quarterly meetings. Even though FDA decides whether individual gene therapy protocols may proceed under an IND, the RAC's recommendations are shared with FDA and the RAC public review process, if undertaken, can delay the initiation of a clinical trial, even if FDA has reviewed the trial design and details and has not objected to its initiation or has notified the sponsor that the study may begin. Conversely, FDA can put an IND on a clinical hold even if the RAC has provided a favorable review or has recommended against an in-depth, public review. Moreover, under guidelines published by the NIH, patient enrollment in our gene therapy clinical trials cannot begin until the investigator for such clinical trial has received a letter from the OBA indicating that the RAC review process has been completed; and Institutional Biosafety Committee, or IBC, approval as well as all other applicable regulatory authorizations have been obtained. While the RAC has completed its initial review of DTX101 and determined that it does not require a public hearing, the RAC will continue to review DTX101 and may recommend a public hearing in the future with respect to DTX101 or any of our other product candidates. In addition to the government regulators, the IBC and institutional review board, or IRB of each institution at which we conduct clinical trials of our product candidates, would need to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause FDA or other oversight bodies to change the requirements for approval of any of our product candidates. Similarly, the EMA governs the development of gene therapies in the European Union and may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines.

          These regulatory review committees and advisory groups and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our or our collaborators' ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

We may never obtain FDA approval for any of our product candidates in the United States, and even if we do, we may never obtain approval for or commercialize any of our product candidates in any other jurisdiction, which would limit our ability to realize their full market potential.

          In order to eventually market any of our product candidates in any particular foreign jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. Approval by FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The foreign regulatory approval process involves all of the risks associated with FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.

If preclinical studies do not result in the determination of a minimally effective dose range, we may not obtain the regulatory approvals required to initiate clinical testing.

          As with any systemically delivered AAV gene therapy, it is important that we accurately determine a minimally effective dose in order to successfully execute our clinical trial. Exposure to the AAV virus has been shown to induce the production of neutralizing antibodies, which can reduce or eliminate the therapeutic effect of subsequently administered intravenous AAV therapies such as our product candidates. Because of the potential for immune response producing neutralizing antibodies making patients ineligible for a second dose of that vector, clinical trials are required to determine the minimum effective dose and the maximum safe dose. If our preclinical studies fail to demonstrate a starting dose in the clinic that might be reasonably expected to result in a clinical benefit, regulatory agencies may not approve the start of our clinical trials. In addition, even if we start our clinical program, we may not be able to recruit patients who will seek assurance of a clinical benefit following administration of our therapy.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

          We plan to initiate a Phase I/II clinical trial of DTX101 as a treatment for hemophilia B by the end of 2015, to complete IND-enabling studies of DTX301 for treatment of OTC deficiency in the second half of 2016, to initiate IND-enabling studies of DTX401 for treatment of GSDIa in the first half of 2016 and to initiate IND-enabling studies of DTX201 for treatment of hemophilia A by the end of 2015. Commencing each of these clinical trials is subject to acceptance by FDA of our IND and finalizing the trial design based on discussions with FDA and other regulatory authorities. In the event that FDA requires us to complete additional preclinical studies or we are required to satisfy other FDA requests, the start of our clinical trials of DTX101 or our other product candidates may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trials or change their position on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. Successful completion of our clinical trials is a prerequisite to submitting a biologics license application, or BLA, to FDA and a marketing authorization application, or MAA, to the EMA for each product candidate and, consequently, to obtaining approval and initiating commercial marketing of our current and future product candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

          We may experience delays in completing our preclinical studies and initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

  •
  governmental regulators, IRBs or ethics committees may not authorize or may delay authorizing us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

  •
  we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

  •
  clinical trials of our product candidates may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon drug development programs;

  •
  the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

  •
  our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

  •
  we may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

  •
  the cost of clinical trials of our product candidates may be greater than we anticipate;

  •
  the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

  •
  our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other gene therapies that raise safety or efficacy concerns about our product candidates; or

  •
  FDA or other regulatory authorities may require us to submit additional data or impose other requirements before permitting us to initiate a clinical trial.

          We could encounter delays if a clinical trial is suspended or terminated by us, the IRBs of the institutions in which such trials are being conducted, the Data Safety Monitoring Board, or DSMB, for such trial or FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects that arise in our trial or that occur in other gene therapy trials utilizing AAV vectors sponsored by third parties, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

Our transition from HEK293 to a HeLa platform may require comparability studies, which may result in delays to the approval process for our current or future programs and increased costs resulting from additional preclinical trials.

          We have conducted some of our preclinical evaluations with viral vectors produced on a platform utilizing human embryonic kidney 293, or HEK293, cells. We are planning on conducting our Phase I/II trials of DTX101, DTX301 and potentially other programs using viral vectors produced on the HEK293 platform. For Phase III studies and commercial production of each of our product candidates, we plan to use an immortal cell line used in scientific research known as HeLa. HeLa is the oldest and most commonly used human cell line. Even if we successfully complete our planned preclinical studies and clinical trials using vectors produced on our HEK293 platform, FDA or other regulatory authorities may require a clinical bridge study, or comparability study, showing comparability of vectors produced on the HeLa platform prior to commencing Phase III trials of DTX101 and DTX301, delaying the development process. If we make manufacturing or formulation changes to our product candidates in the future, we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

  •
  be delayed in obtaining marketing approval for our product candidates;

  •
  not obtain marketing approval at all;

  •
  obtain approval for indications or patient populations that are not as broad as intended or desired;

  •
  be subject to post-marketing testing requirements; or

  •
  have the drug removed from the market after obtaining marketing approval.

          Our product development costs also will increase if we experience delays in testing or regulatory approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

We may not be successful in our efforts to use and expand our development platform to build a pipeline of product candidates.

          A key element of our strategy is to use our targeted focus, premiere execution and team of leading experts, to identify drivers of genetically defined diseases with high unmet medical need in order to build a pipeline of product candidates. Although our research and development efforts to date have resulted in a pipeline of product candidates, we may not be able to continue to identify and develop new product candidates. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development. For example, they may be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our approach, we will not be able to obtain product revenue in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates and our ability to generate revenue will be materially impaired.

          Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our product candidates, we must obtain marketing approval. We have not received approval or clearance to market any of our product candidates from regulatory authorities in any jurisdiction and it is possible that none of our product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval or clearance. We have only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the biologic manufacturing process to and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

          The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted BLA, or equivalent application types, may cause delays in the approval or rejection of an application. FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

  •
  FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

  •
  we may be unable to demonstrate to the satisfaction of FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

  •
  the results of clinical trials may not meet the level of statistical significance required by FDA or comparable foreign regulatory authorities for approval;

  •
  we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

  •
  FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

  •
  the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

  •
  FDA or comparable foreign regulatory authorities may fail to approve our manufacturing processes or facilities; and

  •
  the approval policies or regulations of FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

          In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, may impose certain post-marketing requirements that impose limits on our marketing and distribution activities, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

          If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenue will be materially impaired.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any potential marketing approval.

          As with many pharmaceutical and biological products, treatment with our product candidates may produce undesirable side effects or adverse reactions or events. Although preclinical safety and biodistribution testing conducted on AAV vectors and data from previous clinical trials of other AAV vectors suggest that our AAV capsids may be well tolerated, known adverse side effects that could result from treatment with AAV vectors include an immunologic reaction to the capsid protein or gene at early time points after administration. In previous clinical trials involving AAV viral vectors for gene therapy, some subjects experienced adverse events, including the development of a T-cell mediated immune response against the vector capsid proteins. If our vectors demonstrate a similar effect, or other adverse events, we may be required to halt or delay further clinical development of our product candidates. In addition, theoretical adverse side effects of AAV vectors include replication and spread of the virus to other parts of the body and insertional oncogenesis, which is the process whereby the insertion of a gene near a gene that is important in cell growth or division results in uncontrolled cell division, which could potentially enhance the risk of malignant transformation or cancer. Potential procedure-related events are similar to those associated with standard coronary diagnostic procedures, and may include vascular injury (e.g., damage to the femoral, radial, or brachial arteries at the site of vascular access, or damage to the coronary arteries) or myocardial injury. If any such adverse events occur, our clinical trials could be suspended or terminated and FDA, the EMA or other foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Genetically defined diseases may have relatively low prevalence and it may be difficult to identify patients with the genetic driver of the disease, which may lead to delays in enrollment for our trials.

          Genetically defined diseases generally, and especially those for which our current product candidates are targeted, may have relatively low prevalence. For example, we estimate that there are approximately 10,000 patients worldwide with OTC deficiency, 8,000 of whom we estimate have late-onset OTC deficiency, which is our target population, and 6,000 patients worldwide with GSDIa. In addition, approximately 25% of potential patients in the United States have neutralizing antibodies that will significantly affect our product candidates' therapeutic efficacy. As a result, we intend to screen for, and exclude from our clinical trials, patients with neutralizing antibodies to the product candidate that is subject to the clinical trial. Moreover, following administration of any AAV vector, patients are likely to develop neutralizing antibodies specific to the vector administered. These could be significant obstacles to the timely recruitment and enrollment of a sufficient number of eligible patients into our trials. Patient enrollment may be affected by other factors including:

  •
  the severity of the disease under investigation;

  •
  design of the study protocol;

  •
  the eligibility criteria for the study;

  •
  the perceived risks, benefits and convenience of administration of the product candidate being studied;

  •
  our efforts to facilitate timely enrollment in clinical trials;

  •
  the patient referral practices of physicians; and

  •
  the proximity and availability of clinical trial sites to prospective patients.

          We intend to engage third parties to develop companion diagnostics for use in our clinical trials to screen for neutralizing antibodies, but such third parties may not be successful in developing such companion diagnostics in a timely manner, or at all. The lack of a suitable companion diagnostics would create difficulty in identifying patients with pre-existing neutralizing antibodies to be excluded from our clinical trials. Our inability to enroll a sufficient number of patients with the applicable genetic alteration for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Further, if we are unable to include patients with the applicable genetic alteration, this could compromise our ability to seek participation in FDA's expedited review and approval programs, including Breakthrough Therapy Designation and Fast Track Designation, or otherwise to seek to accelerate clinical development and regulatory timelines.

If we or our collaborators are unable to successfully develop and commercialize companion diagnostics for our product candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our product candidates.

          We will need companion diagnostics to determine whether or not we can dose a particular patient with our product. We expect to use predictive biomarkers to identify the right patients for certain of our product candidates. Therefore, our success may depend, in part, on the development and commercialization of companion diagnostics. There has been limited success to date industrywide in developing and commercializing these types of companion diagnostics. Development and manufacturing of companion diagnostics is complex and there are limited manufacturers with the necessary expertise and capability. Even if we are able to find a qualified collaborator, it may not be able to manufacture the companion diagnostics at a cost or in quantities or on timelines necessary for use with our product candidates. To be successful, we need to address a number of scientific, technical and logistical challenges. We have not yet initiated development and commercialization of companion diagnostics. We have little experience in the development and commercialization of diagnostics and may not be successful in developing and commercializing appropriate diagnostics to pair with any of our product candidates that receive marketing approval. University of Pennsylvania School of Medicine currently conducts some of our clinical assays pursuant to a sponsored research agreement, one of which is required for our first planned clinical trial. We intend to enter into agreements with third parties for the automation, characterization and validation, of our companion diagnostic and the manufacture of its critical reagents. However, we may be unable to enter into any such agreement on favorable terms, or at all.

          Companion diagnostics are subject to regulation by FDA and similar regulatory authorities outside the United States as medical devices and require regulatory clearance or approval prior to commercialization. In the United States, companion diagnostics are cleared or approved through FDA's 510(k) premarket notification or premarket approval, or PMA, process. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted 510(k) premarket notification, PMA or equivalent application types in jurisdictions outside the United States, may cause delays in the approval, clearance or rejection of an application. Given our limited experience in developing and commercializing diagnostics, we expect to rely in part or in whole on third parties for companion diagnostic design and commercialization. We and our collaborators may encounter difficulties in developing and obtaining approval or clearance for the companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility, or clinical validation. Any delay or failure by us or our collaborators to develop or obtain regulatory approval of the companion diagnostics could delay or prevent approval of our product candidates.

Positive results from early preclinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our product candidates. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our product candidates.

          Positive results from our preclinical studies of our product candidates, and any positive results we may obtain from our early clinical trials of our product candidates, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or clinical trials of our product candidates according to our current development timeline, the positive results from our preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results.

          Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, non-clinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.

A Breakthrough Therapy Designation by FDA for our product candidates may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

          We may seek a Breakthrough Therapy Designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by FDA may also be eligible for accelerated approval.

          Designation as a breakthrough therapy is within the discretion of FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, FDA may later decide that the drugs no longer meet the conditions for qualification.

A Fast Track Designation by FDA may not actually lead to a faster development or regulatory review or approval process.

          We have sought and received Fast Track Designation for DTX101 and we may seek Fast Track Designation for some of our other product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that FDA would decide to grant it. Even though we have obtained Fast Track Designation for DTX101 and even if we receive Fast Track Designation for our other product candidates, we may not experience a faster development process, review or approval compared to non-expedited FDA review procedures. In addition, FDA may withdraw Fast Track Designation for DTX101 or any other product candidate that is granted if it believes that the designation is no longer supported by data from our clinical development program.

We have sought and received Orphan Drug Designation for DTX101 in the United States and we may seek Orphan Drug Designation for some of our other product candidates and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

          As part of our business strategy, we have sought and received Orphan Drug Designation for DTX101 in the United States and we may seek Orphan Drug Designation for our other product candidates and we may be unsuccessful or unable to maintain the associated benefits. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs intended to treat relatively small patient populations as orphan drugs. Under the U.S. Orphan Drug Act, FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax credits for qualified clinical research costs, and prescription drug user-fee waivers.

          Similarly, in the European Union, the European Commission grants Orphan Drug Designation after receiving the opinion of the EMA's Committee for Orphan Medicinal Products on an Orphan Drug Designation application. In the European Union, Orphan Drug Designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, orphan designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug. In the European Union, Orphan Drug Designation entitles a party to financial incentives such as reduction of fees or fee waivers.

          Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. If our competitors are able to obtain orphan drug exclusivity prior to use, for products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time. The applicable period is seven years in the United States and ten years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

          Even though we have obtained an Orphan Drug Designation for DTX101 and even if we obtain orphan drug exclusivity for DTX101 and other product candidates, that exclusivity may not effectively protect DTX101 or our other product candidates from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, FDA can subsequently approve a later application for the same drug for the same condition if FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if FDA later determines that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we intend to seek Orphan Drug Designation for our other product candidates in addition to DTX101, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

          If FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the biologic will be governed by, and subject to, extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practices, or cGMPs, and Good Clinical Practices, or GCPs, for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or may include conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product. FDA also may place other conditions on approvals including the requirement for a risk evaluation and mitigation strategy, or REMS, to assure the safe use of the product. If FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS before it can obtain approval. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Later discovery of previously unknown problems with a product candidate, including adverse events of unanticipated severity or frequency, or with our manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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  restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary drug recalls;

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  fines, warning letters or holds on clinical trials;

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  refusal by FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug approvals or biologics licenses;

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  drug seizure or detention, or refusal to permit the import or export of drugs; or

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  injunctions or the imposition of civil or criminal penalties.

          FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Risks Related to Manufacturing and Commercialization

Gene therapy products are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business.

          The manufacturing process used to produce our product candidates is complex, novel and has not been validated for commercial use. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers.

          Our product candidates require processing steps that are more complex than those required for most small molecule drugs. Moreover, unlike small molecules, the physical and chemical properties of a biologic such as ours generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product is consistent from lot to lot or will perform in the intended manner. Accordingly, we employ multiple steps to control the manufacturing process to assure that the process works reproducibly and the product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, the EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

          In addition, FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, FDA, the EMA or other foreign regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

          We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

          Any problems in our manufacturing process or facilities could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet market demand for our products.

Delays in obtaining a biologics license or disruptions in our manufacturing process may delay or disrupt our commercialization efforts. To date, no cGMP gene therapy manufacturer in the United States has received approval from FDA for the manufacture and commercialization of a gene therapy product.

          Before we can begin to commercially manufacture our product candidates in the facility of a contractor or collaborator, or if we ever establish our own facility, we must obtain a biologics license from FDA. The biologics license is a determination that the product, the manufacturing process, and the manufacturing facility meet applicable requirements to ensure continued safety, purity and potency of the product. An MAA must also be submitted and approved by the appropriate European Union regulatory authority, and the product candidate must be manufactured in accordance with the approved application. To date, no cGMP gene therapy manufacturer in the United States has received approval from FDA for the manufacture and commercialization of a gene therapy product and, therefore, the timeframe required for us to obtain such approval is uncertain.

          We expect our manufacturing strategy will involve the use of one or more CMOs as well as establishing our own capabilities and infrastructure, including a manufacturing process development pilot facility. We expect that development of our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term margins. However, we have no experience as a company in developing a manufacturing facility and may never be successful in developing our own manufacturing facility or capability. Additionally, given that cGMP gene therapy manufacturing is a nascent industry, there are a small number of CMOs with the experience necessary to manufacture our product candidates and we may have difficulty finding or maintaining relationships with such CMOs or hiring experts for internal manufacturing and accordingly, our production capacity may be limited. We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, lack of capacity, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

          In addition, the manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

We intend to produce and to rely on third parties to produce our product candidates and other key materials, but we and these third parties have minimal or no experience producing our product candidates or other materials for late-stage clinical use or at commercial scale, and may not achieve the necessary regulatory approvals or produce our products or other materials at the quality, quantities, locations and timing needed to support development or commercialization.

          Manufacturing of our product candidates is complex and any manufacturer with whom we may enter into an agreement may not have the expertise necessary to or be able to manufacture our product candidates at a cost or in quantities or on timelines necessary for the successful commercialization of our product candidates. If we successfully commercialize any of our product candidates, we will be required to establish commercial manufacturing capabilities, which we expect will rely on one or more third parties, and there is no guarantee that any such third parties will be able to do this in a timely manner, or at all. In addition, in the event that our product development pipeline increases and matures, we will have a greater need for clinical trial and commercial manufacturing capacity. Given that no gene therapy product has been approved in the United States, and only one has been approved in the European Union, there are few manufacturers with expertise in the manufacture of gene therapy products at late-stage clinical or commercial scale.

          Although we have made, and expect to continue to make, substantial investments to develop manufacturing processes designed to produce AAV vectors at commercial scale, we do not have experience in manufacturing gene therapy products at commercial scale. We also have no experience in manufacturing any other pharmaceutical or biological products on a commercial scale and our potential suppliers will have to construct and validate new commercial manufacturing facilities and obtain regulatory approvals for the facilities before being able to produce our product candidates and there can be no assurance that they will succeed in doing so. Although we have specifically invested in developing expertise in manufacturing processes and have hired a team with extensive experience in production of product candidates for clinical use because we believe that these processes will be vital to support manufacture at late-stage clinical scale or, if approved, at commercial scale, we cannot assure you that our experience and expertise at manufacturing our product candidates on a small, clinical scale will be in fact sufficient to manufacture our products at late-stage clinical scale or, if approved, commercial scale. If our third-party manufacturers are unable to produce our viral vectors or product candidates in the necessary quantities, or in compliance with cGMP, or in compliance with other pertinent regulatory requirements, and within our planned time frame and cost parameters, the development and sales of our products, if approved, may be materially harmed.

          We may run into technical or scientific issues related to manufacturing or development that we may be unable to resolve in a timely manner or with available funds. In addition, we have not completed the development, characterization and validation activities necessary for commercial and regulatory approvals. If any of our manufacturing partners does not obtain such regulatory approvals for their facilities, our commercialization efforts will be harmed. In addition, any significant disruption in our supplier relationships could harm our business. We source key materials from third parties, either directly through agreements with suppliers or indirectly through our manufacturers who have agreements with suppliers. There are a small number of suppliers for certain key materials that are used to manufacture our product candidates. Such suppliers may not sell these key materials to our manufacturers at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these key materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these key materials.

Any contamination in our or our third parties' manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components of our platform could result in delays in our clinical development or marketing schedules.

          Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could materially adversely affect our or our third-party vendor's ability to produce our gene therapies on schedule and could therefore harm our results of operations and cause reputational damage.

          Some of the raw materials required in our and our third-party vendors manufacturing processes are derived from biological sources. We cannot assure you that we or our third-party vendors have, or will be able to obtain on commercially reasonable terms, or at all, sufficient rights to these materials derived from biological sources. Such raw materials are difficult to procure and may also be subject to contamination or recall. A material shortage, contamination, recall, or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt the clinical and commercial manufacturing of our product candidates, which could materially and adversely affect our operating results and development timelines.

          We rely on third-party suppliers for the supply and manufacture of certain components of our technology. Specifically, we have only one source of supply for some of the materials used in the upstream and downstream steps of our manufacturing process. These suppliers are not required to give us advance notice in the event they discontinue supply of the relevant materials. Should our ability to procure these material components from our suppliers be compromised, our ability to continuously operate would be impaired until an alternative supplier is sourced, qualified and tested, which could limit our ability to produce a clinical and commercial supply of our product candidates and harm our business.

Our use of viruses, chemicals and other hazardous materials requires us to comply with regulatory requirements and exposes us to significant potential liabilities.

          Our development and manufacturing processes involve the use of viruses, chemicals and other hazardous materials, and produce waste products. Accordingly, we are subject to federal, state and local laws and regulations in the United States, are subject to comparable regulations in Europe and are subject to other foreign regulations governing the use, manufacture, distribution, storage, handling, treatment and disposal of these materials. In addition to ensuring the safe handling of these materials, applicable requirements require increased safeguards and security measures for many of these agents, including controlling access and screening of entities and personnel who have access to them, and establishing a comprehensive national database of registered entities. In the event of an accident or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for damages that result, and any such liability could exceed our assets and resources.

Our estimates of the incidence and prevalence for target patient populations for some or all of our product candidates may be inaccurate. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

          Our projections of both the number of people who have hemophilia A, hemophilia B, OTC deficiency and GSDIa, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates. We estimate that the number of addressable patients with moderate to severe hemophilia A and hemophilia B is approximately 10,300 and 2,800 in the United States, respectively, and approximately 35,800 and 6,000 globally, respectively. Additionally, the precise incidence and prevalence for OTC deficiency and GSDIa are unknown. By our estimate, the number of addressable patients globally with late-onset OTC deficiency is approximately 8,000 and with GSDIa is approximately 6,000.

          The total addressable market opportunity for DTX101 for the treatment of hemophilia B, DTX301 for the treatment of patients with OTC deficiency, DTX401 for the treatment of GSDIa patients and DTX201 for the treatment of hemophilia A will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of DTX101, DTX301, DTX401 and DTX201, if our product candidates are approved for sale for these indications, acceptance by the medical community and patient access, drug pricing and reimbursement. Additionally, approximately 25% of potential patients estimated to exist in the United States have neutralizing antibodies that will significantly affect our product candidates' therapeutic efficacy. Thus, the number of patients globally may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

          Ethical, social and legal concerns about gene therapy could result in additional regulations restricting or prohibiting our products. Even with the requisite approvals from FDA in the United States, the EMA in the European Union and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and health care payors of gene therapy products in general, and our product candidates in particular, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, health care payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of gene therapy products and, in particular, our product candidates, if approved for commercial sale, will depend on several factors, including:

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  the efficacy, durability and safety of such product candidates as demonstrated in clinical trials;

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  the potential and perceived advantages of product candidates over alternative treatments;

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  the cost of treatment relative to alternative treatments;

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  the clinical indications for which the product candidate is approved by FDA or the European Commission;

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  patient awareness of, and willingness to seek, genotyping;

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  the willingness of physicians to prescribe new therapies;

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  the willingness of the target patient population to try new therapies;

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  the prevalence and severity of any side effects;

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  product labeling or product insert requirements of FDA, the EMA or other regulatory authorities, including any limitations or warnings contained in a product's approved labeling;

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  relative convenience and ease of administration;

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  the strength of marketing and distribution support;

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  the timing of market introduction of competitive products;

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  publicity concerning our products or competing products and treatments; and

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  sufficient third-party payor coverage and reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

Our gene therapy approach utilizes vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events. Negative public opinion and increased regulatory scrutiny of gene therapy may damage public perception of the safety of our product candidates and adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

          Gene therapy remains a novel technology, with no gene therapy product approved to date in the United States and only one gene therapy product approved to date in the European Union. Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians who specialize in the treatment of genetic diseases targeted by our product candidates, prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are familiar and for which greater clinical data may be available. More restrictive government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. For example, earlier gene therapy trials led to several well-publicized adverse events, including cases of leukemia and death seen in other trials using other vectors.

          A public backlash developed against gene therapy following the death in September 1999 of a patient who had volunteered for a gene therapy clinical trial that utilized an adenovirus vector at University of Pennsylvania School of Medicine. Researchers at the university, led by James M. Wilson, M.D., Ph.D., the chair of our clinical advisory board, had infused the volunteer's liver with a gene aimed at reversing OTC deficiency. The procedure triggered an extreme immune-system reaction that caused multiple organ failure in a very short time, leading to the first death to occur as a direct result of a gene therapy experiment. In addition, in two gene therapy studies in 2003, 20 subjects treated for X-linked severe combined immunodeficiency using a murine gamma-retroviral vector showed correction of the disease. However, the studies were suspended by FDA after a child in France developed leukemia and ultimately four other subjects were found to have developed leukemia.

          Although none of our current product candidates utilize the human adenovirus or murine gamma-retroviruses used in the above-mentioned 1999 or 2003 studies, our product candidates do use a viral vector delivery system. The risk of cancer remains a concern for gene therapy and we cannot assure you that it will not occur in any of our planned or future clinical studies. In addition, there is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biological activity of the genetic material or other components of products used to carry the genetic material.

          Serious adverse events in our clinical trials, or other clinical trials involving gene therapy products, particularly AAV gene therapy products such as candidates based on the same capsid serotypes as our product candidates, or occurring during use of our competitors' products, even if not ultimately attributable to the relevant product candidates, and the resulting publicity, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

          Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

          In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval.

          For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. As implementation of the of the Affordable Care Act is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

          Moreover, the Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or what the impact of such changes on our business, if any, may be.

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may harm our business and financial condition, and our ability to successfully market or commercialize our product candidates.

          The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions, some or all of which may have greater access to capital or resources than we do.

          We are aware of several companies focused on developing gene therapies in various indications using various modalities including AAV vectors, including Spark Therapeutics, Inc., Applied Genetic Technologies Corporation, Asklepios BioPharmaceutical, Inc., Audentes Therapeutics, Inc., Avalanche Biotechnologies, Inc., Voyager Therapeutics, Inc., GenSight Biologies SA, NightstaRx Limited, ReGenX, bluebird bio, Inc. and uniQure as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates. If any of our competitors obtain regulatory approval of a gene therapy product for a disease that our current or future product candidates target, it may significantly diminish the market opportunity for our competing product candidate. This risk is particularly applicable when the patient populations for a disease are very small, which is the case for our product candidates, and in the field of gene therapy where a single administration may be sufficient to durably treat the disease.

          The main competitors for our specific programs are as follows:

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  DTX101: Baxalta Incorporated, Novo Nordisk S/A, uniQure in collaboration with Chiesi Farmaceutici S.p.A., Spark Therapeutics, Inc. in collaboration with Pfizer, Inc., Sangamo BioSciences, Inc., Alnylam Incorporated and Telethon Institute for Gene Therapy in collaboration with Biogen Inc.

  •
  DTX301: Arcturus Therapeutics Inc., Bioblast Pharma Ltd., PhaseRx, Inc. and Synlogic, Inc.

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  DTX401: new medical food products and longer-acting corn starch formulations.

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  DTX201: Baxalta Incorporated, BioMarin Pharmaceutical Inc., uniQure, Spark Therapeutics, Inc., Pfizer, Inc., Sangamo Biosciences, Inc., Telethon Institute for Gene Therapy in collaboration with Biogen Inc., Alnylam Incorporated, Novo Nordisk S/A and Roche Holding AG.

          To become and remain profitable, we must develop and eventually commercialize product candidates with significant market potential, which will require us to be successful in a range of challenging activities. These activities can include completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products that are approved and satisfying any post marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

If we obtain approval to commercialize our product candidates outside of the United States, in particular in the European Union, a variety of risks associated with international operations could harm our business.

          We expect that we will be subject to additional risks in commercializing our product candidates outside the United States, including:

  •
  different regulatory requirements for approval of drugs and biologics in foreign countries;

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  our customers' ability to obtain reimbursement for our product candidates in foreign markets;

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  reduced protection for intellectual property rights;

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  existence of potentially relevant third-party intellectual property;

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  unexpected changes in tariffs, trade barriers and regulatory requirements;

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  import or export licensing requirements;

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  economic weakness, including inflation, or political instability in particular foreign economies and markets;

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  longer accounts receivable collection times;

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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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  foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

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  shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

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  business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires, or from economic or political instability; and

  •
  greater difficulty with enforcing our contracts in jurisdictions outside of the United States.

          In some countries, particularly the countries in Europe, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our drugs is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

          Further, in many foreign countries it is common for others to engage in business practices that are prohibited by U.S. laws and regulations applicable to us, including the Foreign Corrupt Practices Act. Although we expect to implement policies and procedures designed to comply with these laws and policies, there can be no assurance that our employees, contractors and agents will comply with these laws and policies. If we are unable to successfully manage the challenges of international expansion and operations, our business and operating results could be harmed.

The pricing, insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

          Our target patient populations are small, and accordingly, the pricing, insurance coverage, and reimbursement status of our product candidates, if approved, must be sufficient to support our commercial infrastructure. Our per-patient prices must be sufficient to recover our development and manufacturing costs and potentially achieve profitability.

          We expect the cost of a single administration of gene therapy products, such as those we are developing, to be substantial, when and if they achieve regulatory approval. We expect that coverage and reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor's determination that use of a product is:

  •
  a covered benefit under its health plan;

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  safe, effective and medically necessary;

  •
  appropriate for the specific patient;

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  cost-effective; and

  •
  neither experimental nor investigational.

          No uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to each different payor supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Additionally, there may be significant delays in obtaining coverage and reimbursement for newly approved biologics, and coverage may be more limited than the purposes for which the product is approved by FDA or comparable foreign regulatory authorities.

          There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors and government payors develop their coverage and reimbursement policies. Currently, no gene therapy product has been approved for coverage and reimbursement by the Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program. It is difficult to predict what CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in the European Union may be more conservative than CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European Union Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

          Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. For example, one gene therapy product was approved in the European Union in 2012 but is yet to be widely available commercially. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

          Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price, or AMP, and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost and National Average Retail Price data publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover candidate products that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

If in the future we are unable to establish U.S. or global sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved and we may not be able to generate any revenue.

          We do not currently have a sales or marketing infrastructure and have limited experience in the sale, marketing or distribution of drugs or biologics. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

          There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

          Factors that may inhibit our efforts to commercialize our product candidates on our own include:

  •
  our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

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  the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future drugs;

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  the lack of complementary drugs to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

  •
  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

          If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates. Further, our business, results of operations, financial condition and prospects will be materially adversely affected.

Risks Related to Our Financial Position and Need for Additional Capital

We are a biopharmaceutical company with a limited operating history and have not generated any revenue from product sales. We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

          We are a biopharmaceutical company with a limited operating history on which to base your investment decision. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We commenced operations in November 2013. Our operations to date have been limited primarily to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights and conducting research and development activities for our product candidates. We have never generated any revenue from product sales. We have not obtained regulatory approvals for any of our product candidates.

          We have funded our operations to date through proceeds from sales of preferred stock and payments received in connection with our collaboration agreement with Bayer and, to a lesser extent, through borrowings under a loan and security agreement that we entered into with Silicon Valley Bank, or SVB, in August 2014. We have incurred net losses in each year since our inception. As of June 30, 2015, we had an accumulated deficit of $31.5 million. Our net loss was $3.2 million for the period from inception (June 20, 2013) to December 31, 2013, $13.0 million for the year ended December 31, 2014 and $15.4 million for the six months ended June 30, 2015. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' deficit and working capital. We expect our research and development expenses to significantly increase in connection with beginning clinical trials of our product candidates. In addition, if we obtain marketing approval for our product candidates, we will incur significant sales, marketing and manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

          Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our lead programs and product candidates, DTX101, DTX301, DTX401 and DTX201 and we do not know and do not expect to generate any revenue from the sale of our product candidates in the near future. We do not expect to generate significant product revenue unless and until we or our partners obtain marketing approval of and begin to sell DTX101, DTX301, DTX401 or DTX201, or one of our other product candidates. Our ability to generate product revenue depends on a number of factors, including, but not limited to, our ability to:

  •
  initiate and successfully complete clinical trials that meet their clinical endpoints;

  •
  initiate and successfully complete all safety studies required to obtain U.S. and foreign marketing approval for our product candidates;

  •
  commercialize our product candidates, if approved, by developing a sales force or entering into additional collaborations with third parties; and

  •
  achieve market acceptance of our product candidates in the medical community and with third-party payors.

          We have entered into a collaboration agreement with Bayer for the development of DTX201 for hemophilia A. Absent our entering into a collaboration or partnership agreement for our remaining product candidates, we expect to incur significant sales and marketing costs as we prepare to commercialize our product candidates. Despite expending these costs, even if we initiate and successfully complete pivotal clinical trials of our product candidates and our product candidates are approved for commercial sale, our product candidates may not be commercially successful. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding.

Even if we consummate this offering, we will need to raise substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate some of our product development programs or commercialization efforts.

          The development of pharmaceutical drugs is capital-intensive. We plan to initiate a Phase I/II clinical trial of DTX101 as a treatment for hemophilia B by the end of 2015, to complete IND-enabling studies of DTX301 for treatment of OTC deficiency in the second half of 2016, to initiate IND-enabling studies of DTX401 for treatment of GSDIa in the first half of 2016 and to initiate IND-

enabling studies of DTX201 for treatment of hemophilia A by the end of 2015. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of and seek marketing approval for our product candidates. In addition, depending on the status of regulatory approval or, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of Bayer, or other collaborators. We may also need to raise additional funds sooner if we choose to pursue additional indications or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate certain of our research and development programs or future commercialization efforts.

          We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations through at least the next 24 months. Our future capital requirements will depend on and could increase significantly as a result of many factors, including:

  •
  the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our product candidates;

  •
  the scope, prioritization and number of our research and development programs;

  •
  the success of our collaboration with Bayer;

  •
  the success of our development, and the subsequent timing and outcome of regulatory clearance or approval, of companion diagnostics for use as screening criteria for potential patients;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  our ability to establish and maintain additional collaborations on favorable terms, if at all;

  •
  the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

  •
  the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

  •
  the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

  •
  the extent to which we acquire or in-license other product candidates and technologies;

  •
  the costs of establishing or contracting for manufacturing capabilities if we obtain regulatory clearances to manufacture our product candidates;

  •
  the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our product candidates; and

  •
  our ability to establish and maintain healthcare coverage and adequate reimbursement.

          Identifying potential product candidates and conducting preclinical development testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from product sales that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

          Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Dislocations in the financial markets have generally made equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

          If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

The terms of our loan and security agreement may restrict our ability to engage in certain transactions.

          In August 2014, we entered into a loan and security agreement with SVB. Pursuant to the terms of the loan and security agreement, subject to certain exceptions, we cannot engage in certain transactions unless certain conditions are met or we receive the prior approval of SVB. Such transactions include:

  •
  disposing of our business or certain assets;

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  changing our business, management, ownership or business locations;

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  incurring additional debt or liens or making payments on other debt;

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  making certain investments and declaring dividends;

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  acquiring or merging with another entity;

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  engaging in transactions with affiliates; or

  •
  encumbering intellectual property.

          If SVB does not provide its consent to such actions, we could be prohibited from engaging in transactions that could be beneficial to our business and our stockholders unless we were to repay the loans, which may not be desirable or possible. The loan and security agreement is collateralized by a pledge of substantially all of our assets, except for intellectual property. If we were to default under the loan and security agreement, including for an inability to repay amounts as they become due, and we were unable to obtain a waiver for such a default, SVB would have a right to accelerate our obligation to repay the entire loan and foreclose on these assets in order to satisfy our obligations under the loan and security agreement. In addition, SVB would also have the right to place a hold on our accounts maintained at SVB and refuse to fund any then unfunded commitments under the loan and security agreement. Any such action on the part of SVB against us could have a materially adverse impact on our business, financial condition and results of operations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

          Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, contain rules that limit the ability of a company that undergoes an "ownership change" to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An "ownership change" is generally defined as any change in ownership of more than 50% of a corporation's stock over a rolling three-year period by stockholders that own (directly or indirectly) 5% or more of the stock of a corporation, or arising from a new issuance of stock by a corporation. If an ownership change occurs, Section 382 generally imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is equal to the product of the applicable long-term tax exempt rate and the value of the company's stock immediately before the ownership change. This annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards. This could result in increased U.S. federal income tax liability for us if we generate taxable income in a future period. Limitations on the use of NOLs and other tax attributes could also increase our state tax liability. The use of our tax attributes will also be limited to the extent that we do not generate positive taxable income in future tax periods. As a result of these limitations, we may be unable to offset future taxable income (if any) with losses, or our tax liability with credits, before such losses and credits expire.

          Although we do not expect to incur an ownership change as a result of the transactions described in this offering, it is possible that the transactions described in this offering, when combined with past and future transactions, will cause us to undergo one or more ownership changes. We may have experienced such ownership changes in the past and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. As of December 31, 2014, we had federal and state net operating loss carryforwards of $11.2 million and $11.1 million, respectively, both of which begin to expire in 2033. Our ability to utilize those net operating loss carryforwards could be limited by an "ownership change" as described above, which may increase our federal income tax liability.

Risks Related to Our Relationships with Third Parties

Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

          Immediately following the completion of this offering, disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates, including entities affiliated with Fidelity Biosciences Corp., or Fidelity Biosciences, and investment funds affiliated with OrbiMed Advisors LLC, or OrbiMed, and New Leaf Venture Partners, L.L.C. will represent beneficial ownership, in the aggregate, of approximately 55% of our outstanding common stock, assuming no exercise of the underwriters'

option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering. These stockholders may also have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

  •
  delaying, deferring or preventing a change of control of us;

  •
  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

          See "Principal Stockholders" in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

We may seek to establish additional collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

          Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

          We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any additional collaborations or other arrangements that we may establish may not be favorable to us.

          We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

          We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

          In addition, our collaboration with Bayer and any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

We expect to rely on third parties to conduct our preclinical studies and clinical trials for our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

          We do not have the ability to independently conduct preclinical and clinical trials. We expect to rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct preclinical studies and clinical trials for our product candidates. We expect to rely heavily on these parties for execution of preclinical and clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our preclinical and clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our preclinical and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

          We and our CROs will be required to comply with regulations, including GCPs, for conducting, monitoring, recording and reporting the results of preclinical and clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any drugs in clinical development. FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, FDA will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with product candidates produced in accordance with the requirements in cGMP regulations. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We also are required to register our ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

          Although we intend to design the clinical trials for our product candidates, CROs will conduct all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future preclinical and clinical trials will also result in less direct control over the management of data developed through preclinical and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

  •
  have staffing difficulties;

  •
  fail to comply with contractual obligations;

  •
  experience regulatory compliance issues;

  •
  undergo changes in priorities or become financially distressed; or

  •
  form relationships with other entities, some of which may be our competitors.

          These factors may materially adversely affect the willingness or ability of third parties to conduct our preclinical and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs do not perform preclinical and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

          If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any preclinical studies or clinical trials with which such CROs are associated with may be extended, delayed or terminated. In such cases, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication could be harmed, our costs could increase and our ability to generate revenue could be delayed.

We depend on third parties, including researchers and sublicensees, who are not under our control.

          Since we are party to a collaboration agreement for the development of DTX201 with Bayer and rely on University of Pennsylvania School of Medicine to conduct preclinical studies for certain of our product candidates, we depend upon our sublicensee and independent investigators and scientific collaborators and other universities and medical institutions or private physician scientists, to advise us and to conduct our preclinical studies and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs or the timing of their procurement of clinical-trial data or their compliance with applicable regulatory guidelines. Should any of these scientific advisors or those of our sublicensee become disabled or die unexpectedly, or should they fail to comply with applicable regulatory guidelines, we or our sublicensee may be forced to scale back or terminate development of that program. They may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking those programs ourselves. These collaborators may also have relationships with other commercial entities, some of which may compete with us. Failing to devote sufficient time and resources to our program or product candidates, or substandard performance and failure to comply with regulatory guidelines, could result in delay of any FDA applications and our commercialization of the product candidate involved. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we will be unable to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in our clinical trials could be restricted or eliminated. If any of the foregoing were to become inaccessible or terminated, it would be difficult for us to develop and commercialize our biologic product candidates.

We rely on third parties to conduct some aspects of our vector production, product manufacturing, reagent manufacturing, protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

          We do not currently independently conduct all aspects of our vector production, product manufacturing, reagent manufacturing, protocol development, research and monitoring and management of our ongoing preclinical studies and clinical trials. We currently rely, and expect to continue to rely, on third parties with respect to these items, and control only certain aspects of their activities.

          Most of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, our product candidate activities may be delayed. Our reliance on these third parties for research and development activities, including the conduct of any IND-enabling studies, reduces our control over these activities but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards and any applicable trial protocols. For example, for product candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our IND-enabling studies and clinical trials are conducted in accordance with the trial plan and protocols.

          If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we may be delayed in completing, or unable to complete, the preclinical studies and clinical trials required to support future IND submissions and approval of our product candidates.

          We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a small number of suppliers for certain capital equipment and raw materials that we use to manufacture our product candidates. Such suppliers may not sell these raw materials to our manufacturers at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Any significant delay in the supply of a product candidate, or the raw material components thereof for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, our ability to commercially launch and/or generate revenues from the sale of any of our approved products would be impaired. Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured the product candidates ourselves, including:

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  we may be unable to negotiate manufacturing agreements with third parties under commercially reasonable terms;

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  reduced control over the manufacturing process for our product candidates as a result of using third-party manufacturers for all aspects of manufacturing activities;

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  termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our product candidates; and

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  disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

          Any of these events could lead to delays in the development of our product candidates, including delays in our clinical trials, or failure to obtain regulatory approval for our product candidates, or it could impact our ability to successfully commercialize our current product candidates or any future products. Some of these events could be the basis for FDA or other regulatory action, including injunction, recall, seizure or total or partial suspension of production.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

          Although we do not currently have any drugs on the market, once we begin commercializing our product candidates, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations in the U.S., include the following:

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  the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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  the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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  the federal physician payment transparency requirements, sometimes referred to as the "Sunshine Act" under the Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report to the Department of Health and Human Services information related to physician payments and other transfers of value and the ownership and investment interests of such physicians and their immediate family members;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

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  analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

          Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We may in the future form strategic alliances or acquire businesses or drugs and we may not realize the benefits of such acquisitions or arrangements.

          We may acquire additional businesses or drugs, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new drugs resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

Risks Related to Intellectual Property

If we are unable to adequately protect our proprietary technology or obtain and maintain patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar to ours and our ability to successfully commercialize our technology and product candidates may be impaired.

          Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for our current product candidates and future products, as well as our core technologies, including our manufacturing know-how. We expect to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the United States and abroad related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

          We have in-licensed patents and patent applications owned by the Trustees of the University of Pennsylvania, or the University of Pennsylvania, relating to various AAV vectors. These patents and patent applications are licensed or sublicensed to ReGenX and sublicensed to us. Our sublicenses are exclusive, but limited to particular fields, such as in vivo gene therapy for hemophilia B, hemophilia A, OTC deficiency, GSDIa, and other future elected indications and are subject to certain retained rights. As described in "Business — Intellectual Property," most of these patents will expire in 2022, although some will expire later. In particular, any patent issuing on our licensed patent application relating to nucleic acid sequences encoding human ornithine transcarbamylase, should any patent issue, would not be expected to expire before 2035. The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation.

          The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our licensed patents have, or that any of our pending licensed patent applications that mature into issued patents will include, claims with a scope sufficient to protect our current and future product candidates or otherwise provide any competitive advantage. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Moreover, our exclusive license is subject to retained rights, which may adversely impact our competitive position. As a result, our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates, including biosimilar versions of such products. In addition, the patent portfolio licensed to us is, or may be, licensed to third parties, such as outside our field, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.

          Other parties have developed technologies that may be related or competitive to our own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents. Publications of discoveries in the scientific literature often lag behind the actual discoveries and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether the inventors of our licensed patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, and commercial value of our patent rights cannot be predicted with any certainty.

          In addition, the patent prosecution process is expensive and time-consuming and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We cannot provide any assurances that we will be able to pursue or obtain additional patent protection based on our research and development efforts, or that any such patents or other intellectual property we generate will provide any competitive advantage. Patent prosecution is a lengthy process and the scope of the claims initially submitted for examination may be significantly narrowed by the time they issue, if at all. Moreover, we do not have the right to control the preparation, filing and prosecution of patent applications, or to control the maintenance of the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be filed, prosecuted or maintained in a manner consistent with the best interests of our business. In addition, under our agreement with ReGenX, we do not have the first right to enforce the licensed patents, and our enforcement rights are subject to certain limitations that may adversely impact our ability to use the licensed patents to exclude others from commercializing competitive products. Moreover, ReGenX may have interests which differ from ours in determining whether and the manner in which to enforce such patents.

          Even if we acquire patent protection that we expect should enable us to maintain competitive advantage, third parties, including competitors, may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

          The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our licensed patents may be challenged in courts or patent offices in the United States and abroad. For example, we may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office, or USPTO, challenging the validity of one or more claims of our licensed patents. Such submissions may also be made prior to a patent's issuance, precluding the granting of a patent based on one of our pending licensed patent applications. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging the patent rights of others from whom we have obtained licenses to such rights. Competitors may claim that they invented the inventions claimed in such issued patents or patent applications prior to the inventors of our licensed patents, or may have filed patent applications before the University of Pennsylvania did. A competitor may also claim that we are infringing its patents and that we therefore cannot practice our technology as claimed under our licensed patents, if issued. Competitors may also contest our licensed patents, if issued, by showing that the invention was not patent-eligible, was not novel, was obvious or that the patent claims failed any other requirement for patentability.

          In addition, the University of Pennsylvania may in the future be subject to claims by former employees, collaborators or consultants asserting an ownership right in our licensed patents or patent applications, as a result of the work they performed on the University of Pennsylvania's behalf. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technology and product candidates. Such challenges may also result in our inability to manufacture or commercialize our product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

          Even if they are unchallenged, our licensed patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapeutic that provides benefits similar to one or more of our product candidates but that uses a vector or an expression construct that falls outside the scope of our patent protection or license rights. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business. Although currently all of our patents and patent applications are in-licensed, similar risks would apply to any patents or patent applications that we may own or in-license in the future.

We are required to pay certain royalties under our license agreements with third-party licensors, and we must meet certain milestones to maintain our license rights.

          Under our license agreements with ReGenX, we will be required to pay royalties based on our revenues from sales of our products utilizing the technologies and products sublicensed by ReGenX from the University of Pennsylvania and these royalty payments could adversely affect the overall profitability for us of any products that we may seek to commercialize. In order to maintain our license rights under these license agreements, we will need to meet certain specified milestones, subject to certain cure provisions, in the development of our product candidates and in the raising of funding. In addition, these agreements contain diligence obligations and we may not be successful in meeting all of the obligations in the future on a timely basis or at all. We will need to outsource and rely on third parties for many aspects of the clinical development, sales and marketing of our products covered under our license agreements. Delay or failure by these third parties could adversely affect the continuation of our license agreements with third-party licensors.

All of our current product candidates are licensed from or based upon licenses from the University of Pennsylvania. If any of these license or sublicense agreements are terminated or interpreted to narrow our rights, our ability to advance our current product candidates or develop new product candidates based on these technologies will be materially adversely affected.

          We now depend, and will continue to depend, on our licenses of the University of Pennsylvania technology through ReGenX and potentially on other licensing arrangements or strategic relationships with third parties for the research, development, manufacturing and commercialization of our current product candidates. If any of our licenses or relationships or any in-licenses on which our licenses are based are terminated or breached, we may:

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  lose our rights to develop and market our current product candidates;

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  lose patent or trade secret protection for our current product candidates;

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  experience significant delays in the development or commercialization of our current product candidates;

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  not be able to obtain any other licenses on acceptable terms, if at all; or

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  incur liability for damages.

          Additionally, even if not terminated or breached, our intellectual property licenses or sublicenses may be subject to disagreements over contract interpretation which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations.

          If we experience any of the foregoing, it could have a materially adverse effect on our business and could force us to cease operations which could cause you to lose all of your investment.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

          Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and future products and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and frequent litigation regarding patents and other intellectual property rights. We may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, future products and technology, including interference or inter partes review proceedings before the USPTO. Our competitors or other third parties may assert infringement claims against us, alleging that our therapeutics, manufacturing methods, formulations or administration methods are covered by their patents. For example, we do not know which processes we will use for commercial manufacture of our future products, or which technologies owned or controlled by third parties may prove important or essential to those processes. Given the vast number of patents in our field of technology, we cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Many companies have filed, and continue to file, patent applications related to gene therapy and orphan diseases. Some of these patent applications have already been allowed or issued and others may issue in the future. Since this area is competitive and of strong interest to pharmaceutical and biotechnology companies, there will likely be additional patent applications filed and additional patents granted in the future, as well as additional research and development programs expected in the future. Furthermore, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, sale or importation of our product candidates or future products. If a patent holder believes the manufacture, use, sale or importation of one of our product candidates or future products infringes its patent, the patent holder may sue us even if we have licensed other patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our licensed patent portfolio may therefore have no deterrent effect.

          It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Moreover, it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale, importation or use of a current or future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our future products or the manufacture or use of our future products. We are aware of, for example, four third-party patent families that include issued U.S. patents with claims that, if valid and enforceable, could be construed to cover some of our product candidates, if and when approved, or their methods of manufacture or use. We are aware of an additional three third-party patent families that include issued European claims that, if valid and enforceable, could be construed to cover certain methods that may be used in the manufacture of our product candidates.

          Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future. If we were to challenge the validity of an issued U.S. patent in court, such as an issued U.S. patent of potential relevance to some of our product candidates or future products or manufacture or methods of use, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent's claims. There is no assurance that a court would find in our favor on questions of infringement or validity.

          Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. If we are found, or believe there is a risk we may be found, to infringe a third party's intellectual property rights, we could be required or may choose to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any such license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Without such a license, we could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our future products or force us to cease some of our business operations, which could materially harm our business. If we lose a foreign patent lawsuit, alleging our infringement of a competitor's patents, we could be prevented from marketing our therapeutics in one or more foreign countries and/or be required to pay monetary damages for infringement or royalties in order to continue marketing. Claims that we have misappropriated the confidential information, trade secrets or other intellectual property of third parties could have a similar negative impact on our business. Any of these outcomes would have a materially adverse effect on our business.

          Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our future products or processes. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful.

          Competitors and other third parties may infringe, misappropriate or otherwise violate our licensed patents, any patents we may own or license in the future and other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims. A court may disagree with our allegations, however, and may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the third-party technology in question. Further, such third parties could counterclaim that we infringe their intellectual property or that a patent we have asserted against them is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. In addition, third parties may initiate legal proceedings against us to assert such challenges to our intellectual property rights. The outcome of any such proceeding is generally unpredictable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. It is possible that prior art of which we and the patent examiner were unaware during prosecution exists, which could render our licensed patents invalid. Moreover, it is also possible that prior art may exist that we are aware of but do not believe is relevant to our licensed patents, but that could nevertheless be determined to render those patents invalid. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

          An adverse result in any litigation or administrative proceeding could put one or more of our licensed patents at risk of being invalidated or interpreted narrowly. If a defendant were to prevail on a legal assertion of invalidity or unenforceability of our licensed patents covering one of our product candidates, we would lose at least part, and perhaps all, of the patent protection covering such product candidate. Competing therapeutics may also be sold in other countries in which our patent coverage might not exist or be as strong. Any of these outcomes would have a materially adverse effect on our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

          Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time-consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in certain countries, including the United States, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

          We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies and our patent protection could be reduced or eliminated for non-compliance with these requirements.

          The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, we may not be able to stop a competitor from marketing drugs that are the same as or similar to our product candidates, which would have a material adverse effect on our business.

Some intellectual property which we have in-licensed may have been discovered through government funded programs and thus may be subject to federal regulations such as "march-in" rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

          Many of the intellectual property rights we have licensed are generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as "march-in rights"). The U.S. government also has the right to take title to these inventions if we, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

We may not be able to effectively enforce our intellectual property rights throughout the world.

          Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the patent laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our licensed patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our licensed or owned inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own therapeutics and, further, may export otherwise infringing products to territories where we have patent protection or license rights, if our ability to enforce our patents to stop infringing activities is inadequate. These therapeutics may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

          The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

          Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in the major markets for our future products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our future products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

          As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a "first to file" system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

          The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. For example, in Association for Molecular Pathology v. Myriad Genetics, Inc., the Supreme Court ruled that a "naturally occurring DNA segment is a product of nature and not patent eligible merely because it has been isolated," and invalidated Myriad Genetics's patents on the BRCA1 and BRCA2 genes. Certain claims of our licensed patents relate to isolated AAV vectors, capsid proteins, or nucleic acids. To the extent that such claims are deemed to be directed to natural products, or to lack an inventive concept above and beyond an isolated natural product, a court may decide the claims are invalid under Myriad. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

          In addition to the protection afforded by patents, we rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our contractors, collaborators, scientific advisors, employees and consultants and invention assignment agreements with our consultants and employees. We may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the contractors, collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. As a result, we could lose our trade secrets. Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing or unwilling to protect trade secrets.

          Our trade secrets could otherwise become known or be independently discovered by our competitors. Competitors could purchase our product candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If our trade secrets are not adequately protected or sufficient to provide an advantage over our competitors, our competitive position could be adversely affected, as could our business.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of, or are in breach of non-competition or non-solicitation agreements with third parties.

          We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information or materials of former employers, competitors or other third parties. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others without authorization in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her confidentiality, non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information or materials of a former employer, competitor or other third party. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers or others. An inability to incorporate such technologies or features could have a material adverse effect on our business and may prevent us from successfully commercializing our product candidates. In addition, we may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would have an adverse effect on our business, results of operations and financial condition.

Risks Related to Employee Matters, Managing Growth and
Other Risks Related to Our Business

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

          We will have considerable discretion in the application of the net proceeds of this offering. We anticipate that we will use the net proceeds from this offering to advance DTX101 as a treatment for hemophilia B through a Phase I/II clinical trial, to advance DTX301 as a treatment for OTC deficiency through IND-enabling studies and into a Phase I/II clinical trial, to advance DTX401 as a treatment for GSDIa through IND-enabling studies and into a Phase I/II clinical trial, in each case, including drug manufacturing, neutralizing antibody assay development and internal personnel and costs, to expand our internal process development capabilities and to continue to advance and to expand our research and development pipeline of our product candidates and other indications as well as to fund new and ongoing research activities, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel, capital expenditures and the costs of operating as a public company. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

          We are highly dependent on the research and development, clinical, commercial and business development expertise of Dr. Annalisa Jenkins, our President and Chief Executive Officer, Dr. Samuel C. Wadsworth, our Chief Scientific Officer, Mary T. Thistle, our Chief Business Officer, Jean Franchi, our Chief Financial Officer, Eric Crombez, our Chief Medical Officer, and Dr. K. Reed Clark, our Senior Vice President of Pharmaceutical Development, as well as the other principal members of our management, scientific, clinical and commercial team. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

          Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

          Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

          Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

          As of September 10, 2015 we had 49 full-time employees and, in connection with becoming a public company, we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

          Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the global financial crisis, could result in a variety of risks to our business, including, weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

          Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our manufacturing facilities, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product candidates' development programs.

          Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

          We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees. However, it is not always possible to identify and deter misconduct by employees and other third parties and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidates that we may develop.

          We will face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any product candidates that we may develop. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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  decreased demand for any product candidates that we may develop;

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  injury to our reputation and significant negative media attention;

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  withdrawal of clinical trial participants;

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  significant costs to defend the related litigation;

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  substantial monetary awards to trial participants or patients;

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  loss of revenue; and

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  the inability to commercialize any product candidates that we may develop.

          Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage when we begin clinical trials and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

          We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

          Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

Risks Related to Our Common Stock and This Offering

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

          You will suffer immediate and substantial dilution in the net tangible book value of our common stock you purchase in this offering. Assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $9.64 per share in net tangible book value of our common stock. In addition, investors purchasing common stock in this offering will contribute 48.0% of the total amount invested by stockholders since inception but will only own 22.1% of the shares of common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See "Dilution" for a more detailed description of the dilution to new investors in the offering.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

          As a public company, particularly after we are no longer an "emerging growth company," we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Stock Market LLC, or NASDAQ, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

          Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

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  the success of competitive drugs or technologies;

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  results of clinical trials of our product candidates or those of our competitors;

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  regulatory or legal developments in the United States and other countries;

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  developments or disputes concerning patent applications, issued patents or other proprietary rights;

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  the recruitment or departure of key personnel;

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  the level of expenses related to any of our product candidates or clinical development programs;

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  the results of our efforts to discover, develop, acquire or in-license additional product candidates or drugs;

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  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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  variations in our financial results or those of companies that are perceived to be similar to us;

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  changes in the structure of healthcare payment systems;

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  market conditions in the pharmaceutical and biotechnology sectors;

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  general economic, industry and market conditions; and

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  the other factors described in this "Risk Factors" section.

An active trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial public offering price.

          Prior to this offering, there has been no public market for shares of our common stock. Although we anticipate that our common stock will be approved for listing on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell. In addition, because certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $35 million in shares of our common stock in this offering at the initial public offering price, the overall trading market for our shares may not be as active as it otherwise would have been.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

          The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

          Provisions in our amended and restated certificate of incorporation and amended and restated by-laws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board of directors were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

          If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of September 10, 2015, upon the completion of this offering, we will have outstanding a total of 24,879,574 shares of common stock, assuming no exercise of the underwriters' option to purchase an additional 825,000 shares. Of these shares, as of the date of this prospectus, 5,500,000 shares of our common stock, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering. Certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $35 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to such stockholders, and such stockholders could determine to purchase more, less or no shares in this offering. The underwriting discount for any shares sold to such stockholders in the offering will be the same as the underwriting discount for the shares sold to the public. The shares purchased by such stockholders in this offering will reduce the available public float of our common shares. As a result, the purchase of common shares by such stockholders in this offering may reduce the liquidity of our common shares relative to what it would have been had these shares been purchased by other investors or not subject to lock-up agreements. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

          The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of September 10, 2015, up to an additional 19,379,574 shares of common stock will be eligible for sale in the public market, approximately 70% of which shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

          Upon completion of this offering, 4,712,768 shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

          After this offering, the holders of approximately 18,708,105 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market our common stock.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

          We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenue of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced

    "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus;

  •
  reduced disclosure obligations regarding executive compensation; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

          We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have provided only two years of audited financial statements and have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

          In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

          We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Additionally, under the loan and security agreement with SVB, we are currently restricted from paying cash dividends and we expect these restrictions to continue in the future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains express or implied forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

  •
  the timing, progress and results of preclinical studies and clinical trials for our DTX101, DTX301, DTX401 and DTX201 programs and product candidates and our other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

  •
  the timing, scope or likelihood of regulatory filings and approvals, including timing of our BLA filing for, and final FDA approval of, DTX101;

  •
  our ability to develop and advance product candidates into, and successfully complete, clinical studies;

  •
  our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;

  •
  our commercialization, marketing and manufacturing capabilities and strategy;

  •
  the pricing and reimbursement of our product candidates, if approved;

  •
  the implementation of our business model and our strategic plans for our business, product candidates and technology;

  •
  the scalability and commercial viability of our manufacturing methods and processes;

  •
  the rate and degree of market acceptance and clinical utility of our product candidates, in particular, and gene therapy, in general;

  •
  the potential benefits of our existing collaboration with Bayer and our ability to establish or maintain other collaborations or strategic relationships or obtain additional funding;

  •
  our competitive position;

  •
  the scope of protection we and/or our licensors are able to establish and maintain for intellectual property rights covering our product candidates;

  •
  developments and projections relating to our competitors and our industry;

  •
  our expectations related to the use of proceeds from this offering;

  •
  our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

  •
  the impact of laws and regulations; and

  •
  our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

          In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

          The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

          We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $73.7 million, or $85.2 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds to us from this offering by $5.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. A 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

          We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We anticipate that we will use the net proceeds received by us in this offering as follows:

  •
  approximately $22 million to advance DTX101 as a treatment for hemophilia B through a Phase I/II clinical trial;

  •
  approximately $22 million to advance DTX301 as a treatment for OTC deficiency through IND-enabling studies and into a Phase I/II clinical trial;

  •
  approximately $12 million to advance DTX401 as a treatment for GSDIa through IND-enabling studies and into a Phase I/II clinical trial;

  •
  approximately $9 million to expand our internal process development capabilities;

  •
  approximately $5 million to continue to advance and to expand our research and development pipeline of our product candidates and other indications; and

  •
  use the remainder for working capital and other general corporate purposes, which will include funding for the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

          We may also use a portion of the net proceeds from this offering to repay our secured borrowings under a loan and security agreement with SVB, under which we owed $1.6 million in principal and accrued interest as of June 30, 2015. For additional information related to our outstanding debt, including the interest rate and maturity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Loan and Security Agreement."

          This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from non-clinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

          Pending these uses, we intend to invest the net proceeds in high-quality, investment-grade, short-term fixed income instruments, which include corporate, financial institution, federal agency or U.S. government obligations.

 DIVIDEND POLICY

          We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, pursuant to our loan and security agreement with SVB, we are prohibited from paying cash dividends without the prior written consent of SVB. Moreover, the terms of any future debt agreements may preclude us from paying dividends. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, then applicable contractual restrictions and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2015:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 15,286,968 shares of common stock upon the completion of this offering; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation; and

  •
  on a pro forma as adjusted basis to give further effect to the sale by us of 5,500,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock," and the financial statements and related notes appearing at the end of this prospectus.

	As of June 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$80,653	$80,653	$154,498

Notes payable, net of discount, including current portion	$1,615	$1,615	$1,615
Convertible preferred stock (Series A and B), $0.0001 par value; 44,683,824 shares authorized, 44,683,824 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	88,895	—	—
Stockholders' equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value; 68,000,000 shares authorized, 4,092,606 shares issued and outstanding, actual; 150,000,000 shares authorized, 19,379,574 shares issued and outstanding, pro forma; 150,000,000 shares authorized, 24,879,574 shares issued and outstanding, pro forma as adjusted	—	2	2
Additional paid-in capital	2,260	91,153	164,828
Accumulated deficit	(31,499)	(31,499)	(31,499)

Total stockholders' equity (deficit)	(29,239)	59,656	133,331

Total capitalization	$61,271	$61,271	$134,946

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by $5.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by $14.0 million, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

          The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

  •
  2,658,175 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $2.47 per share;

  •
  11,973 shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of June 30, 2015, at an exercise price of $0.56 per share;

  •
  430,231 shares of common stock reserved for future issuance as of June 30, 2015 under our 2013 Plan, which will become available for issuance under our 2015 Plan upon the effectiveness of the 2015 Plan;

  •
  1,368,376 shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

  •
  256,585 shares of common stock reserved for future issuance under our 2015 ESPP, which will become effective in connection with the completion of this offering.

 DILUTION

          If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

          Our historical net tangible book value (deficit) as of June 30, 2015 was $(30.0) million, or $(7.33) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and preferred stock, which is not included within our stockholders' equity (deficit). Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the 4,092,606 shares of our common stock outstanding as of June 30, 2015.

          Our pro forma net tangible book value as of June 30, 2015 was $58.9 million, or $3.04 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 15,286,968 shares of common stock upon the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2015, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 15,286,968 shares of our common stock upon the completion of this offering.

          After giving further effect to the sale by us of 5,500,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $133.3 million, or $5.36 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.32 to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $9.64 to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of June 30, 2015	$(7.33)
Increase per share attributable to the conversion of all outstanding shares of preferred stock	10.37

Pro forma net tangible book value per share as of June 30, 2015	3.04
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	2.32

Pro forma as adjusted net tangible book value per share after this offering		5.36

Dilution per share to new investors purchasing shares in this offering		$9.64

          A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $0.21 per share and the dilution to new investors purchasing common stock in this offering by $0.79 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $0.33 and decrease the dilution per share to new investors participating in this offering by $0.33, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $0.36 and increase the dilution per share to new investors participating in this offering by $0.36, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions.

          If the underwriters exercise their option to purchase additional shares of common stock in this offering in full, the pro forma as adjusted net tangible book value per share after this offering would be $5.63 per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $9.37 per share, assuming no change in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The following table summarizes, on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	19,379,574	77.9%	$89,501,073	52.0%	$4.62
New investors	5,500,000	22.1	82,500,000	48.0	$15.00

Total	24,879,574	100.0%	$172,001,073	100.0%

          The table above assumes no exercise of the underwriters' option to purchase additional shares in this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 75.4% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to 24.6% of the total number of shares outstanding after this offering.

          A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $5.5 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.6 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.8 percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $15.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 4.1 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 5.0 percentage points, assuming no change in the assumed initial public offering price of $15.00 per share.

          The table above does not include:

  •
  2,658,175 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $2.47 per share;

  •
  11,973 shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of June 30, 2015, at an exercise price of $0.56 per share;

  •
  430,231 shares of common stock reserved for future issuance as of June 30, 2015 under our 2013 Plan, which will become available for issuance under our 2015 Plan upon the effectiveness of the 2015 Plan;

  •
  1,368,376 shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

  •
  256,585 shares of common stock reserved for future issuance under our 2015 ESPP, which will become effective in connection with the completion of this offering.

          To the extent that outstanding options and warrants are exercised or shares are issued under our 2015 Plan or 2015 ESPP, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

          You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the statement of operations data for the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014 and the balance sheet data as of December 31, 2013 and 2014 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the six months ended June 30, 2014 and 2015 and the balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$2,750	$159	$3,336

Operating expenses:
Research and development	2,806	12,974	4,940	14,866
General and administrative	364	2,727	1,084	3,782

Total operating expenses	3,170	15,701	6,024	18,648

Loss from operations	(3,170)	(12,951)	(5,865)	(15,312)
Interest expense	—	(17)	—	(49)

Net loss	(3,170)	(12,968)	(5,865)	(15,361)
Accretion of convertible preferred stock to redemption value	(8)	(71)	(34)	(23)

Net loss attributable to common stockholders	$(3,178)	$(13,039)	$(5,899)	$(15,384)

Net loss per share attributable to common stockholders — basic and diluted(1)	$(2.71)	$(3.61)	$(1.65)	$(3.98)

Weighted average common shares outstanding — basic and diluted(1)	1,174	3,611	3,580	3,867

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)(2)		$(1.91)		$(1.09)

Pro forma weighted average common shares outstanding — basic and diluted (unaudited)(2)		6,807		14,119

	As of December 31,
			As of June 30, 2015
	2013	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,507	$17,913	$80,653
Working capital(3)	3,422	12,299	73,342
Total assets	4,511	22,133	88,121
Notes payable, net of discount, including current portion	—	1,524	1,615
Convertible preferred stock	4,707	9,653	88,895
Total stockholders' deficit	(1,285)	(14,191)	(29,239)

(1)
See Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)
See Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted pro forma net loss per share attributable to common stockholders.

(3)
We define working capital as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled "Selected Financial Data" and our financial statements and related notes appearing elsewhere at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

          We are a leading gene therapy platform company focused on discovering and developing new therapeutic products for people living with rare diseases associated with the liver and caused by genetic mutations. Our initial programs address hemophilia B, hemophilia A, OTC deficiency and GSDIa. We retain the global rights to all of our programs, with the exception of our hemophilia A program, which is partnered with Bayer. We have developed a robust scientific platform that brings together deep expertise in rare genetic diseases, liver biology, AAV gene therapy and vector manufacturing. We believe that by leveraging the expertise created by our platform we will be able to accelerate the research and development of our pipeline of programs while continuing to discover and develop the next generation of products in this field. We believe that our manufacturing processes, methods and expertise will ultimately give us the most comprehensive manufacturing platform developed to date for AAV-based gene therapy product candidates.

          Our pipeline consists of the following programs for the treatment of hemophilia and other rare diseases:

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  DTX101 is our lead gene therapy product candidate designed to deliver FIX gene expression in patients with hemophilia B. Hemophilia B is a rare genetic bleeding disorder resulting from a deficiency in FIX. In 2013, the World Federation of Hemophilia estimated that there were approximately 28,000 hemophilia B patients worldwide, including approximately 4,000 patients in the United States. In August 2015, we submitted an IND for DTX101 with FDA and in September 2015, we received notification allowing us to proceed with our Phase I/II clinical trial of DTX101. DTX101 was granted Orphan Drug Designation in the United States in August 2015 and Fast Track Designation in September 2015 for the treatment of hemophilia B and we plan to initiate clinical studies by the end of 2015.

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  DTX301 is our gene therapy product candidate designed for the treatment of patients with OTC deficiency. OTC deficiency is the most common urea cycle disorder and we estimate that there are approximately 10,000 patients worldwide with OTC deficiency, of which we estimate approximately 80% are classified as late-onset, our target population. We have completed candidate selection and plan to complete IND-enabling studies of DTX301 in the second half of 2016.

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  DTX401 is our gene therapy program for the treatment of patients with GSDIa, a disease that arises from a defect in G6Pase, an essential enzyme in glycogen and glucose metabolism. We estimate there are approximately 6,000 GSDIa patients worldwide. We plan to complete candidate selection and initiate IND-enabling studies of DTX401 in the first half of 2016.

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  DTX201 is our FVIII gene therapy program for the treatment of hemophilia A we are developing in collaboration with Bayer, a global leader in the development and commercialization of innovative therapeutics for treating patients with hemophilia. Under the agreement, we are responsible for the development of DTX201 through a proof-of-concept clinical trial, with full reimbursement from Bayer for all project costs in accordance with the mutually agreed upon research budget. Bayer is responsible for any subsequent clinical trials and commercialization. We also received an upfront payment of $20.0 million and are eligible for potential development and commercialization milestone payments of up to $232.0 million, as well as royalties on product sales. The relationship with Bayer brings non-dilutive financial benefits and allows us to leverage Bayer's significant experience in the hemophilia market. Hemophilia A is the most common form of hemophilia with approximately 140,000 patients worldwide. We plan to initiate IND-enabling studies of DTX201 by the end of 2015.

  •
  Beyond our current pipeline of programs, we intend to focus our research and development on future product candidates that treat well-understood rare monogenic diseases associated with the liver that we believe are well-suited to our gene therapy platform and can leverage learnings from our current programs.

          Since our inception on June 20, 2013, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights, and conducting research and development activities for our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date with proceeds from the sale of preferred stock, payments received in connection with our collaboration agreement with Bayer, and borrowings under a loan and security agreement. Through June 30, 2015, we had received net proceeds of $88.8 million from our sales of preferred stock, $27.2 million under the collaboration agreement with Bayer, and $1.8 million from borrowings under a loan and security agreement.

          Since our inception, we have incurred significant operating losses. Our net loss was $3.2 million for the period since inception (June 20, 2013) to December 31, 2013, $13.0 million for the year ended December 31, 2014 and $5.9 million and $15.4 million for the six months ended June 30, 2014 and 2015, respectively. As of June 30, 2015, we had an accumulated deficit of $31.5 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

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  pursue the clinical development of our most advanced programs and product candidates, including DTX101, DTX301, DTX401 and DTX201;

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  continue the research and development of our other product candidates;

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  seek to identify and develop additional product candidates;

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  develop and scale up our manufacturing processes and capabilities to support our ongoing preclinical activities and clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

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  maintain, expand and protect our intellectual property portfolio;

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  seek marketing approvals for any of our product candidates that successfully complete clinical development;

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  develop and expand our sales, marketing and distribution capabilities for our product candidates for which we obtain marketing approval; and

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  expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company.

          We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

          As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

          Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

          As of June 30, 2015, we had cash and cash equivalents of $80.7 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2015, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 24 months. See "— Liquidity and Capital Resources."

Components of our Results of Operations

  Revenue

          To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. All of our revenue to date has been derived from our collaboration agreement with Bayer.

          In June 2014, we entered into a research and development collaboration and license agreement with Bayer for the development and commercialization of a gene therapy for the treatment of hemophilia A. Under the terms of our agreement with Bayer, we received a nonrefundable, noncreditable upfront license payment of $20.0 million in June 2014 and we are eligible to receive development and commercialization milestone payments of up to $232.0 million, as well as tiered royalty payments ranging in the high single-digit to low double-digit percentages, not exceeding the mid teens, of net sales of commercialized products resulting from the collaboration, as defined in our agreement with Bayer. Bayer will fund certain research and development services performed by us during the research term and will reimburse us for all project costs, including any third-party costs, in the performance of our obligations under the annual research plan and in accordance with the mutually agreed upon research budget.

          The deliverables under our agreement with Bayer include (1) research services to be provided over the research term, (2) a development and commercialization license and (3) our participation in a Joint Steering Committee, or JSC, and a Joint Research and Development Committee, or JRDC, to be provided over the research term. We determined that the development and commercialization license and involvement in the JSC and the JRDC do not have standalone value to Bayer and, therefore, are not separable from the delivery of the research services. Therefore, all deliverables under the agreement have been combined and accounted for as a single unit of accounting. Accordingly, the upfront license payment and research payments are being recognized by us as revenue on a straight-line basis over the estimated performance period, which approximates the 54-month research term of the agreement with Bayer that commenced in June 2014. As future research payments are earned, we will recognize as revenue the portion of payments equal to the percentage of the elapsed research term to the total estimated research term, with the remaining portion of consideration received being recognized over the remaining estimated performance period on a straight-line basis. We concluded at the outset of the arrangement that none of the future milestone payments included in the arrangement qualified as substantive milestones. Any future milestone payments will be recognized, along with the other arrangement consideration, over the remaining estimated period of performance, if any, beginning at the time a milestone payment is earned, with a cumulative catch-up being recognized for the elapsed portion of the estimated research term. As of June 30, 2015, we had not earned any milestone or royalty payments.

          During the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015, we recognized revenue of $2.8 million, $0.2 million and $3.3 million, respectively, related to our collaboration agreement with Bayer. During the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015, we earned research payments under the collaboration agreement of $3.3 million, $0 and $3.4 million, respectively. As of June 30, 2015, we had short-term and long-term deferred revenue of $5.9 million and $16.8 million, respectively, related to our collaboration agreement with Bayer.

          We expect that any future revenue recognized under our collaboration agreement will fluctuate from quarter to quarter as a result of the uncertain timing of future milestone payments and the uncertain quantity of our research services provided from quarter to quarter.

  Operating Expenses

  Research and Development Expenses

          Research and development expenses, which include costs of research services incurred in connection with our collaboration with Bayer, consist primarily of costs incurred in connection with the discovery and development of our product candidates, which include:

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  employee-related expenses, including salaries, related benefits, travel and stock-based compensation expense for employees engaged in research and development functions;

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  expenses incurred in connection with the preclinical and clinical development of our product candidates, including the sponsored research and option agreement with the University of Pennsylvania and our manufacturing agreement with a contract manufacturing organization, or CMO, and under agreements with contract research organizations, or CROs, and other CMOs;

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  facilities costs, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and supplies; and

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  payments made under third-party licensing agreements.

          We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

          Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs such as fees paid to academic collaborators, CROs, CMOs and central laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. We use internal resources primarily to conduct our internal process discovery and development, as well as for managing our preclinical development, process development and clinical development activities. These employees work across multiple development programs and, therefore, we do not track their costs by program.

          The table below summarizes our research and development expenses incurred by development program:

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
	(in thousands)
DTX101	$397	$4,307	$1,713	$5,140
DTX301	—	350	—	606
DTX201	364	3,282	1,358	1,696
DTX401	—	—	—	245
Unallocated expenses	2,045	5,035	1,869	7,179

Total research and development expenses	$2,806	$12,974	$4,940	$14,866

          We expect that our expenses will increase substantially in connection with our planned preclinical manufacturing and clinical development activities in the near term. At this time, we cannot reasonably estimate the costs for completing the preclinical and clinical development of any of our product candidates.

          The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

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  successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, and where applicable and requested, under FDA's Good Laboratory Practice, or GLP;

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  approval of Investigational New Drug applications, or INDs, for our product candidates to commence planned clinical trials or future clinical trials;

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  successful enrollment in, and completion of, preclinical studies and clinical trials;

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  successful data from our clinical program that supports an acceptable benefit-risk profile of our product candidates in the intended populations;

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  successful development, and subsequent clearance or approval, of companion diagnostics for use as screening criteria for potential patients;

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  receipt of regulatory approvals from applicable regulatory authorities;

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  establishment of arrangements with third-party manufacturers for clinical supply and commercial manufacturing and, where applicable, commercial manufacturing capabilities;

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  successful development of our internal manufacturing processes and transfer to larger-scale facilities operated by either a CMO, or by us;

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  establishment and maintenance of patent and trade secret protection or regulatory exclusivity for our product candidates;

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  commercial launch of our product candidates, if and when approved, whether alone or in collaboration with others;

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  acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

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  effective competition with other therapies;

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  establishment and maintenance of healthcare coverage and adequate reimbursement;

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  enforcement and defense of intellectual property rights and claims; and

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  maintenance of a continued acceptable safety profile of the product candidates following approval.

          Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

  General and Administrative Expenses

          General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, accounting and audit services.

          We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

  Interest Expense

          Interest expense consists of interest incurred on borrowings at various dates under our loan and security agreement entered into in August 2014.

  Income Taxes

          Since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2014, we had federal and state net operating loss carryforwards of $11.2 million and $11.1 million, respectively, both of which begin to expire in 2033. As of December 31, 2014, we also had federal and state research and development tax credit carryforwards of $0.5 million and $0.2 million, respectively, which begin to expire in 2033 and 2029, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

          Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

          While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

  Revenue Recognition

          We recognize revenue in accordance with Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition. Accordingly, we recognize revenue for each unit of accounting when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured.

  Collaborative Research and License Agreement

          The terms of our collaboration agreement with Bayer contains multiple deliverables, including licensing and research and development activities. The arrangement consideration from collaboration agreements, like the one we have with Bayer, typically include nonrefundable upfront license fees, payments for research and development activities, reimbursement of certain third-party costs, payments based upon the achievement of specified development and commercialization milestones, and royalty payments based on product sales derived from the collaboration. We evaluate our collaborative agreements for proper classification in our statements of operations and comprehensive loss based on the nature of the underlying activity. We generally reflect as revenue amounts due under our collaborative agreements related to reimbursement of development activities as we are generally the principal under the arrangement.

          We evaluate multiple-element arrangements based on the guidance in ASC Topic 605-25, Revenue Recognition — Multiple-Element Arrangements, or ASC 605-25. Pursuant to the guidance in ASC 605-25, we evaluate multiple-element arrangements to determine (1) the deliverables included in the arrangement and (2) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. This evaluation requires us to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that the delivered item has value to the customer on a standalone basis and, if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. In assessing whether an item has standalone value, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item, and whether there are other vendors that can provide the undelivered items.

          The consideration received under the arrangement that is fixed or determinable is then allocated among the separate units of accounting based on the relative selling prices of the separate units of accounting. We determine the selling price of a unit of accounting within each arrangement following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, we determine the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence, or VSOE, of selling price, if available; third-party evidence, or TPE, of selling price if VSOE is not available; or best estimate of selling price, or BESP, if neither VSOE nor TPE is available. We typically use BESP to estimate the selling price as we generally do not have VSOE or TPE of selling price for our units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, we consider applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. We validate the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

          We recognize arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. In the event that a deliverable does not represent a separate unit of accounting, we recognize revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of our research and development obligations. If there is no discernible pattern of performance or objectively measurable performance measures do not exist, then we recognize revenue under the arrangement on a straight-line basis over the period we are expected to complete our performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and objectively measurable performance measures exist, then we recognize revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the period ending date.

          Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations.

          At the inception of an arrangement that includes milestone payments, we evaluate whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether: (1) the consideration is commensurate with either our performance to achieve the milestone or the enhancement of the value of the delivered item as a result of a specific outcome resulting from our performance to achieve the milestone, (2) the consideration relates solely to past performance, and (3) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. We will recognize revenue in its entirety upon successful accomplishment of any substantive milestones, assuming all other revenue recognition criteria are met. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, with a cumulative catch-up being recognized for the elapsed portion of the period of performance, assuming all other revenue recognition criteria are met.

          To date, we have not recorded any substantive milestones under our collaboration agreement with Bayer because no milestones that meet the required criteria listed above have been identified. Payments for achievement of non-substantive milestones are deferred and recognized as revenue over the estimated period of performance applicable to our collaborative arrangement. As these milestones are achieved, we will recognize as revenue a portion of the milestone payment that is equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, upon achievement of such milestone. We will recognize the remaining portion of the milestone payment over the remaining performance period under either the proportional performance method or on a straight-line basis.

          Amounts received prior to satisfying the revenue recognition criteria listed above are recorded as deferred revenue in the accompanying balance sheets. Although we follow detailed guidelines in measuring revenue, certain judgments affect the application of our revenue policy. For example, in connection with our existing collaboration agreement, we have recorded on our balance sheet short-term and long-term deferred revenue based on our best estimate of when such revenue will be recognized. Short-term deferred revenue consists of amounts that are expected to be recognized as revenue in the next 12 months. Amounts that we expect will not be recognized within the next 12 months are classified as long-term deferred revenue. However, this estimate is based on our current research plan and, if our research plan should change in the future, we may recognize a different amount of deferred revenue over the following 12-month period.

          The estimate of deferred revenue also reflects management's estimate of the periods of our involvement in our collaboration. Our performance obligations under this collaboration consist of participation on steering committees and the performance of other research and development services. In certain instances, the timing of satisfying these obligations can be difficult to estimate. Accordingly, our estimates may change in the future. Such changes to estimates would result in a change in prospective revenue recognition amounts. If these estimates and judgments change over the course of any of our collaborative agreements, it may affect the timing and amount of revenue that we recognize and record in future periods.

  Accrued Research and Development Expenses

          As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

  •
  vendors in connection with preclinical development activities;

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  CMOs in connection with the production of preclinical and clinical trial materials;

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  CROs and academic sites under sponsored research agreements, or SRAs, in connection with preclinical and clinical studies; and

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  investigative sites in connection with clinical trials.

          We base our expenses related to preclinical studies and, in the future, clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

  Stock-Based Compensation

          We measure stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options and restricted stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

          For stock-based awards granted to consultants and non-employees, compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

          We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

  Determination of the Fair Value of Common Stock

          As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option-pricing method, or OPM, or a hybrid method, which used market approaches to estimate our enterprise value. The hybrid method is a probability-weighed expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes.

Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.38 per share as of December 31, 2013, $0.56 per share as of June 20, 2014, $3.57 per share as of April 21, 2015, $4.09 per share as of June 1, 2015, $4.85 per share as of August 4, 2015 and $10.20 per share as of September 4, 2015. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

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  the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

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  the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;

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  our stage of development and commercialization and our business strategy;

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  external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

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  our financial position, including cash on hand, and our historical and forecasted performance and operating results;

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  the lack of an active public market for our common stock and our preferred stock;

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  the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

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  the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

          The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

          Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

  Options Granted

          The following table sets forth by grant date the number of shares subject to options granted between January 1, 2014 and September 10, 2015, the per share exercise price of the options, the fair value of common stock on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock per Share on Date of Option Grant		Per Share Estimated Fair Value of Options
March 27, 2014	45,853	$0.38	$0.53	(1)	$0.38
April 22, 2014	149,844	$0.38	$0.53	(1)	$0.38
August 12, 2014	59,011	$0.56	$0.56		$0.38
August 28, 2014	75,265	$0.56	$0.56		$0.38
September 25, 2014	481,696	$0.56	$0.58	(2)	$0.40
October 21, 2014	79,539	$0.56	$0.58	(2)	$0.40
December 17, 2014	212,964	$0.56	$0.58	(2)	$0.39
April 29, 2015	697,704	$3.57	$3.57		$2.31
May 19, 2015	32,499	$3.57	$3.57		$2.33
June 3, 2015	823,800	$4.09	$4.09		$2.67
August 12, 2015	375,295	$4.85	$4.85		$3.13
September 10, 2015	9,407	$10.20	$10.20		$6.43

(1)
At the time of the option grants on March 27, 2014 and April 22, 2014, our board of directors determined that the fair value of our common stock of $0.38 per share calculated in the valuation prepared as of December 31, 2013 reasonably reflected the per share fair value of common stock as of each grant date. However, as described below, the fair value of common stock at the date of these grants was adjusted to $0.53 per share in connection with a retrospective fair value assessment for accounting purposes.

(2)
At the time of the option grants on September 25, 2014, October 21, 2014 and December 17, 2014, our board of directors determined that the fair value of our common stock of $0.56 per share calculated in the valuation prepared as of June 20, 2014 reasonably reflected the per share fair value of common stock as of each grant date. However, as described below, the fair value of common stock at the date of these grants was adjusted to $0.58 per share in connection with a retrospective fair value assessment for accounting purposes.

          In the course of preparing for this offering, in July 2015, we performed a retrospective fair value assessment and concluded that the fair value of our common stock underlying stock options we granted on March 27, 2014 and April 22, 2014 was $0.53 per share for accounting purposes and that the fair value of our common stock underlying stock options we granted on September 25, 2014, October 21, 2014 and December 17, 2014 was $0.58 per share for accounting purposes. The respective reassessed values, which we applied to determine the fair values of the March and April stock option grants and the September, October and December stock option grants to determine stock-based compensation expense for accounting purposes, were based in part upon a revised valuation of our common stock prepared as of December 31, 2013 and a first-time valuation of our common stock prepared as of September 25, 2014, performed on a retrospective basis with the assistance of a third-party specialist. The revised December 31, 2013 valuation and the September 25, 2014 valuation were performed using an OPM backsolve to determine our enterprise value.

  Emerging Growth Company Status

          The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Results of Operations

  Comparison of the Six Months Ended June 30, 2014 and 2015

	Six Months Ended June 30,
			Increase (Decrease)
	2014	2015
	(in thousands)
Revenue	$159	$3,336	$3,177

Operating expenses:
Research and development	4,940	14,866	9,926
General and administrative	1,084	3,782	2,698

Total operating expenses	6,024	18,648	12,624

Loss from operations	(5,865)	(15,312)	(9,447)
Interest expense	—	(49)	(49)

Net loss	$(5,865)	$(15,361)	$(9,496)

  Revenue

          We recognized $0.2 million of revenue for the six months ended June 30, 2014 and $3.3 million for the six months ended June 30, 2015. Revenue for the six months ended June 30, 2014 and 2015 resulted from our collaboration agreement with Bayer, which commenced in June 2014. Amounts recorded as deferred revenue under the collaboration agreement with Bayer totaled $22.7 million as of June 30, 2015.

  Research and Development Expenses

	Six Months Ended June 30,
			Increase (Decrease)
	2014	2015
	(in thousands)
Direct research and development expenses by program:
DTX101	$1,713	$5,140	$3,427
DTX301	—	606	606
DTX201	1,358	1,696	338
DTX401	—	245	245
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	575	3,074	2,499
Services	916	1,190	274
Facility related	135	555	420
Lab consumables and other	243	2,360	2,117

Total research and development expenses	$4,940	$14,866	$9,926

          Research and development expenses were $4.9 million for the six months ended June 30, 2014, compared to $14.9 million for the six months ended June 30, 2015. The increase of $9.9 million was due to an increase of $3.4 million in DTX101-related expenses as we advanced our preclinical studies, $0.6 million of costs incurred in the preclinical development of DTX301, an increase of $0.3 million in DTX201 project costs as we advanced our preclinical development, $0.2 million of cost incurred in the preclinical development of DTX401 and an increase of $5.3 million of unallocated research and development expenses. The increase of $5.3 million in unallocated research and development expenses was due to an increase in research and development personnel-related costs (including stock-based compensation) of $2.5 million as a result of the hiring of 27 employees to a total of 36 employees as of June 30, 2015. Lab consumables and other expenses increased by $2.1 million due to a $1.0 million option fee we paid to ReGenX in May 2015 for an additional indication under the 2015 option and license agreement with ReGenX as well as a $1.1 million increase in non-payroll expenses associated with the increase in headcount of employees in research and development functions. Expenses for services provided to us in connection with research and development activities not specific to any program increased by $0.3 million principally due to increased outsourcing of resources. Facility-related costs increased by $0.4 million due to the expansion of our leased facilities.

          We expect that our expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term. We have elected a total of four indications under the 2013 license agreement with ReGenX. As of December 31, 2013, we had elected two indications (DTX101 and DTX201), a third indication (DTX301) as of December 31, 2014 and a fourth indication as of March 31, 2015 (DTX401). Under the 2015 option and license agreement with ReGenX, as described below under "Business—Collaborations and License Agreements — ReGenX License Agreements," we have the option to elect a total of four indications. In May 2015, we elected our first indication, and in August 2015, we elected our second indication.

  General and Administrative Expenses

          General and administrative expenses were $1.1 million for the six months ended June 30, 2014, compared to $3.8 million for the six months ended June 30, 2015. The increase of $2.7 million was primarily due to an increase of $1.4 million in personnel-related costs (including stock-based compensation) as a result of the hiring of eight employees to a total of ten employees in general and administrative functions as of June 30, 2015, an increase of $0.8 million in professional fees for legal, accounting and audit services, an increase of $0.2 million in fees for public relations services, and an increase in facility-related costs of $0.1 million due to the expansion of our leased facilities.

  Interest Expense

          We recorded no interest expense for the six months ended June 30, 2014, compared to $49,000 for the six months ended June 30, 2015, which consisted of interest expense incurred on borrowings at various dates under our loan and security agreement entered into in August 2014.

  Comparison of the Period from Inception (June 20, 2013) to December 31, 2013 and the Year Ended December 31, 2014

	Period from Inception (June 20, 2013) to December 31, 2013	Year Ended December 31, 2014	Increase (Decrease)
	(in thousands)
Revenue	$—	$2,750	$2,750

Operating expenses:
Research and development	2,806	12,974	10,168
General and administrative	364	2,727	2,363

Total operating expenses	3,170	15,701	12,531

Loss from operations	(3,170)	(12,951)	(9,781)
Interest expense	—	(17)	(17)

Net loss	$(3,170)	$(12,968)	$(9,798)

  Revenue

          We recognized no revenue for the period from inception (June 20, 2013) to December 31, 2013 and $2.8 million for the year ended December 31, 2014. Revenue for the year ended December 31, 2014 resulted from our collaboration with Bayer, which commenced in June 2014. Amounts recorded as deferred revenue under the collaboration agreement with Bayer totaled $22.6 million as of December 31, 2014.

  Research and Development Expenses

	Period from Inception (June 20, 2013) to December 31, 2013	Year Ended December 31, 2014	Increase (Decrease)
	(in thousands)
Direct research and development expenses by program:
DTX101	$397	$4,307	$3,910
DTX301	—	350	350
DTX201	364	3,282	2,918
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	4	2,105	2,101
Services	241	1,384	1,143
Licensing fees paid in common stock	1,800	—	(1,800)
Facility related	—	397	397
Consumables and other	—	1,149	1,149

Total research and development expenses	$2,806	$12,974	$10,168

          Research and development expenses were $2.8 million for the period from inception (June 20, 2013) to December 31, 2013, compared to $13.0 million for the year ended December 31, 2014. While our inception dates to June 20, 2013, significant financial activities commenced in November 2013 following the Series A preferred stock funding and the 2013 license agreement with ReGenX and advanced further following the commencement of research and development work under our collaboration agreement with Bayer in June 2014. The increase of $10.2 million in research and development expenses was due to an increase of $3.9 million in DTX101-related expenses as we advanced our preclinical development, $0.4 million of costs incurred on the preclinical development of DTX301, an increase of $2.9 million in DTX201 project costs as we advanced our preclinical development and an increase of $3.0 million in unallocated research and development expenses. The increase in unallocated research and development expenses was primarily due to an increase of $2.1 million in personnel-related expenses (including stock-based compensation expense) as a result of the hiring of 20 research and development employees during the year ended December 31, 2014, an increase of $1.1 million in services, an increase of $1.1 million in lab consumables and other expenses and an increase of $0.4 million in facility-related expenses due to the commencement of our lease in March 2014. The increase of $1.1 million in expenses for services that were not specific to any program were related to an increase of $0.4 million in recruiting expenses incurred in connection with the hiring of employees and an increase of $0.7 million in costs of consultants focused on our gene therapy platform. These increases in unallocated expenses were partially offset by a decrease of $1.8 million in licensing fees paid in common stock, which were only incurred in the period from inception (June 20, 2013) to December 31, 2013 in connection with entering into the 2013 license agreement with ReGenX in October 2013.

  General and Administrative Expenses

          General and administrative expenses were $0.4 million for the period from inception (June 20, 2013) to December 31, 2013, compared to $2.7 million for the year ended December 31, 2014. The increase of $2.3 million was primarily due to an increase of $0.4 million in personnel-related costs (including stock-based compensation), stemming from the recruitment and hiring of four corporate and administrative employees during the year ended December 31, 2014. In addition, professional fees, including legal, recruiting, consulting, investor relations, accounting and other services provided to us, increased by $1.8 million due to advancing our activities and operations.

  Interest Expense

          We recorded no interest expense for the period from inception (June 20, 2013) to December 31, 2013, compared to $17,000 for the year ended December 31, 2014, which consisted of interest expense incurred on borrowings at various dates under our loan and security agreement entered into August 2014.

Liquidity and Capital Resources

          Since our inception, we have incurred significant operating losses. We have generated revenue to date only from our collaboration agreement with Bayer. We have not yet commercialized any of our product candidates, which are in various phases of preclinical development, and we do not expect to generate revenue from sales of any product for several years, if at all. We have funded our operations to date with proceeds from the sale of preferred stock, payments received in connection with our collaboration agreement with Bayer and borrowings under a loan and security agreement. Through June 30, 2015, we had received net proceeds of $88.8 million from our sales of preferred stock, $27.2 million from our collaboration agreement with Bayer and $1.8 million of borrowings under a loan and security agreement. As of June 30, 2015, we had cash and cash equivalents of $80.7 million.

  Cash Flows

          The following table summarizes our sources and uses of cash for each of the periods presented:

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
	(in thousands)
Cash provided by (used in) operating activities	$(192)	$8,760	$(5,906)	$(14,439)
Cash used in investing activities	—	(1,755)	(799)	(1,956)
Cash provided by financing activities	4,699	6,401	4,875	79,135

Net increase (decrease) in cash and cash equivalents	$4,507	$13,406	$(1,830)	$62,740

          Operating activities.    During the six months ended June 30, 2015, operating activities used $14.4 million of cash, resulting from our net loss of $15.4 million, partially offset by cash provided by changes in our operating assets and liabilities of $0.3 million and by non-cash charges of $0.6 million. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2015 consisted primarily of a $1.0 million increase in accounts payable due to the timing of vendor invoicing and payments, a $0.4 million decrease in accounts receivable from Bayer and a $0.1 million increase in other liabilities. These changes were partially offset by a $1.2 million increase in prepaid expenses and other current assets, primarily due to prepayments of external program-related expenses.

          During the six months ended June 30, 2014, operating activities used $5.9 million of cash, primarily resulting from our net loss of $5.9 million and cash used by changes in our operating assets and liabilities of $0.1 million, partially offset by non-cash charges of $0.1 million. Net cash used by changes in our operating assets and liabilities during the six months ended June 30, 2014 consisted primarily of a $20.0 million increase in accounts receivable and a $19.8 million increase in deferred revenue, both of which were related to our collaboration agreement with Bayer, as well as a $0.2 million increase in prepaid expenses and other current assets, partially offset by a $0.2 million increase in accounts payable. The increase in prepaid expenses and other current assets was primarily due to prepayments of operating expenses, and the increase in accounts payable was due to the timing of vendor invoicing and payments.

          During the year ended December 31, 2014, operating activities provided $8.8 million of cash, primarily resulting from cash provided by changes in our operating assets and liabilities of $21.4 million and non-cash charges of $0.3 million, partially offset by our net loss of $13.0 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2014 consisted primarily of a $22.6 million increase in deferred revenue related to research payments received from Bayer in connection with our collaboration agreement, a $0.8 million increase in accrued expenses and other current liabilities and amounts due to related parties and a $0.4 million increase in accounts payable. These increases in accrued expenses and other current liabilities and accounts payable were due to the timing of vendor invoicing and payments. These increases were partially offset by a $2.0 million increase in accounts receivable from Bayer and a $0.4 million increase in prepaid expenses and other current assets. The increase in prepaid expenses and other current assets was primarily due to deposits and prepayments of maintenance agreements.

          During the period from inception (June 20, 2013) to December 31, 2013, operating activities used $0.2 million of cash, resulting from our net loss of $3.2 million, partially offset by non-cash charges of $1.9 million and by cash provided by changes in our operating assets of $1.1 million. Net cash provided by changes in our operating assets and liabilities for the period from inception (June 20, 2013) to December 31, 2013 consisted primarily of a $1.0 million increase in amounts due to related parties and a $0.1 million increase in accounts payable, both which were due to the commencement of our operations.

          Investing activities.    During the six months ended June 30, 2015, we used $2.0 million of cash in investing activities, consisting primarily of purchases of property and equipment.

          During the six months ended June 30, 2014, we used $0.8 million of cash in investing activities, consisting of purchases of property and equipment of $0.7 million and lease deposits of $0.1 million.

          During the year ended December 31, 2014, we used $1.8 million of cash in investing activities, consisting of purchases of property and equipment of $1.7 million and lease deposits of $0.1 million.

          During the period from inception (June 20, 2013) to December 31, 2013, we had no investing activities.

          Financing activities.    During the six months ended June 30, 2015, net cash provided by financing activities was $79.1 million, consisting of net proceeds from our issuances of preferred stock of $79.2 million and net proceeds from our issuance of notes payable of $0.2 million, both of which were partially offset by $0.2 million of payments of IPO costs and $0.1 million of principal repayments under our loan and security agreement.

          During the six months ended June 30, 2014, net cash provided by financing activities was $4.9 million, consisting of net proceeds from our issuance of Series A preferred stock.

          During the year ended December 31, 2014, net cash provided by financing activities was $6.4 million, consisting of net proceeds from our issuance of Series A preferred stock of $4.9 million and net proceeds from our issuance of notes payable of $1.5 million.

          During the period from inception (June 20, 2013) to December 31, 2013, net cash provided by financing activities was $4.7 million, consisting of net proceeds from our issuance of Series A preferred stock.

  Funding Requirements

          We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

          Our expenses will also increase as we:

  •
  pursue the preclinical and clinical development of our most advanced programs and product candidates, including DTX101, DTX301, DTX401 and DTX201;

  •
  continue the research and development of our other product candidates;

  •
  seek to identify and develop additional product candidates;

  •
  scale up our manufacturing processes and capabilities to support our ongoing preclinical activities and clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

  •
  maintain, expand and protect our intellectual property portfolio;

  •
  seek marketing approvals for any of our product candidates that successfully complete clinical development;

  •
  develop and expand our sales, marketing and distribution capabilities for our product candidates for which we obtain marketing approval; and

  •
  expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company.

          As of June 30, 2015, we had cash and cash equivalents of $80.7 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2015, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 24 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

          Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical drugs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

  •
  the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our product candidates;

  •
  the scope, prioritization and number of our research and development programs;

  •
  the success of our collaboration with Bayer;

  •
  the success of our development, and the subsequent timing and outcome of regulatory clearance or approval, of companion diagnostics for use as screening criteria for potential patients;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  our ability to establish and maintain additional collaborations on favorable terms, if at all;

  •
  the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

  •
  the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

  •
  the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

  •
  the extent to which we acquire or in-license other product candidates and technologies;

  •
  the costs of establishing or contracting for manufacturing capabilities if we obtain regulatory clearances to manufacture our product candidates;

  •
  the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our product candidates; and

  •
  our ability to establish and maintain healthcare coverage and adequate reimbursement.

          Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaboration agreements, other third-party funding, strategic alliances, licensing arrangements or marketing and distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

  Loan and Security Agreement

          On August 21, 2014, we entered into a loan and security agreement with SVB, which provided for advances under an equipment line of up to $1.8 million. Through June 30, 2015, we had borrowed the full $1.8 million available under the loan and security agreement and had made $0.1 million of scheduled principal repayments. Under the loan and security agreement, for each advance under the equipment line, we are obligated to make six monthly, interest-only payments. Thereafter, we are obligated to pay 36 monthly installments of interest and principal. Advances under the loan and security agreement accrue interest at an annual rate of 2.25% plus the greater of (1) 3.25% or (2) the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal as the prime rate then in effect (the greater of which equated to an interest rate of 5.5% as of June 30, 2015). Borrowings under the loan and security agreement are secured by substantially all of our assets, except for our intellectual property.

          There are no financial covenants associated with the loan and security agreement. There are negative covenants restricting our activities, such as disposing of our business or certain assets, changing our business, management, ownership or business locations, incurring additional debt or liens or making payments on other debt, making certain investments and declaring dividends, acquiring or merging with another entity, engaging in transactions with affiliates or encumbering intellectual property. The obligations under the loan and security agreement are subject to acceleration upon occurrence of specified events of default, including a material adverse change in our business, operations or financial or other condition.

          In connection with entering into the loan and security agreement, in August 2014, we granted to the lender a warrant to purchase 11,973 shares of our common stock at an exercise price of $0.56 per share. This warrant may be exercised at the option of the lender either by delivery of the exercise price in cash or by a cashless exercise, and will expire in August 2024.

Contractual Obligations and Commitments

          The following table summarizes our contractual obligations as of June 30, 2015 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments(1)	$1,856	$701	$1,155	$—	$—
Debt obligations(2)	1,776	655	1,116	5	—
Research and development agreement(3)	488	244	244	—	—

Total	$4,120	$1,600	$2,515	$5	$—

(1)
Amounts in the table reflect payments due for our lease of office and laboratory space in Cambridge, Massachusetts under an operating lease agreement that, as amended, expires in January 2018.

(2)
Amounts in the table reflect the contractually required principal and interest payments payable pursuant to outstanding equipment loans under our loan and security agreement.

(3)
In June 2015, we entered into a three-year cooperative research and development agreement with the Eunice Kennedy Shriver National Institute of Child Health and Human Development, an institute of the U.S. National Institutes of Health, to conduct on our behalf a non-clinical study to investigate the effectiveness of a potential gene therapy treatment for patients with GSDIa.

          Under various licensing and related agreements, we will be required to make milestone payments and pay royalties and other amounts to third parties. We have not included any contingent payment obligations, such as milestones or royalties, in the table above as the amount, timing and likelihood of such payments are not known.

          Under the 2013 license agreement with ReGenX, we are required to pay low to mid single-digit royalties on net sales of each developed product as well as milestone fees, if any, owed by ReGenX to GlaxoSmithKline, or GSK, or sublicense fees owed by ReGenX to the University of Pennsylvania or GSK. As a result of our activities under the 2013 license agreement, the milestones payable will not exceed $1.65 million, not including any applicable 10% sublicensing fees ReGenX may owe the University of Pennsylvania or GSK and for which we would be responsible to ReGenX, and are payable contingent not only on us achieving the milestone, but also on us achieving the milestone before all other licensees. Under the 2015 option and license agreement with ReGenX, we have agreed to make future milestone payments of up to an aggregate of $9.0 million per indication upon achieving specified development milestones with respect to any product developed utilizing any compound covered under the 2015 option and license agreement. As of June 30, 2015, we had not developed a commercial product using the licensed technologies and no pre-commercialization milestones had been achieved under these agreements. We have not included any contingent payment obligations, such as milestones or royalties, in the table above as the amount, timing and likelihood of such payments are not known.

          We have a sponsored research and option agreement with University of Pennsylvania School of Medicine and are committed to spending over a two-year term ending December 31, 2016. This agreement, as amended, allows for termination upon notice, provided that we reimburse University of Pennsylvania School of Medicine for any of its allowable commitments made to others at that time, in an amount not to exceed $1.4 million.

          We enter into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing and other services. These contracts generally provide for termination upon notice, and therefore we believe that our noncancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

          We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

          We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our financial statements appearing at the end of this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risks

          As of June 30, 2015, we had $80.7 million of cash equivalents comprised of overnight money market funds. As a result, a change in market interest rates would not have any impact on our financial position or results of operations.

          As of June 30, 2015, we had $1.6 million of borrowings outstanding under advances pursuant to our loan and security agreement with SVB. These advances accrue interest at an annual rate of 2.25% plus the greater of (1) 3.25% or (2) the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal as the prime rate then in effect, thereby exposing us to interest risk. Based on the $1.6 million of principal outstanding as of June 30, 2015, an immediate 10% change in the prime rate would not have a material impact on our debt-related obligations, financial position or results of operations.

BUSINESS

          We are a leading gene therapy platform company focused on discovering and developing new therapeutic products for people living with rare diseases associated with the liver and caused by genetic mutations. Our initial programs address hemophilia B, hemophilia A, ornithine transcarbamylase, or OTC, deficiency, and glycogen storage disease type Ia, or GSDIa. In August 2015, we submitted an Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or FDA, for our lead product candidate, DTX101 for the treatment of hemophilia B. In September 2015, we received notification allowing us to proceed with our Phase I/II clinical trial of DTX101. DTX101 was also granted Orphan Drug Designation in the United States in August 2015 and Fast Track Designation in September 2015 for the treatment of hemophilia B. We plan to initiate clinical trials for DTX101 by the end of 2015. We retain the global rights to all of our programs, with the exception of our hemophilia A program, which is partnered with Bayer HealthCare LLC, or Bayer.

          The liver is a vital organ that plays an important role in human metabolism and other key physiologic functions. Over 400 described rare monogenic disorders are associated with the liver, many of which have severe or even fatal consequences for patients, and collectively represent a significant unmet medical need. Our product candidates are focused on a subset of these monogenic diseases that we believe are particularly well-suited to our gene therapy platform and are designed to achieve sustained efficacy with low toxicity. We have developed a robust scientific platform that brings together deep expertise in rare genetic diseases, liver biology, adeno-associated virus, or AAV, gene therapy and vector manufacturing. We believe that by leveraging the expertise created by our platform we will be able to accelerate the research and development of our pipeline of programs while continuing to discover and develop the next generation of products in this field.

          Our gene therapy product candidates and programs are designed to provide a functional copy of an abnormal or missing gene using the most advanced AAV-based vector delivery technology, which has been optimized to potentially offer durable clinical benefit to patients while minimizing risk. We have selected our gene therapy vectors to take advantage of the unique anatomic properties of the liver to maximize clinical benefit with simple peripheral intravenous infusion. AAV vectors have been studied in over 120 clinical trials that suggest an initial favorable safety profile with early signals of efficacy. We have made and continue to make significant investments in order to develop manufacturing processes designed to reliably produce higher purity AAV vectors at commercial scale with a greater percentage of AAV capsids containing a therapeutic vector genome than other manufacturing approaches. We believe that our manufacturing processes, methods and expertise will ultimately give us the most comprehensive manufacturing platform developed to date for AAV-based gene therapy product candidates.

          In selecting our portfolio, we start with a deep understanding of disease biology. We partner with key disease experts who have developed robust models of the relevant diseases we believe will allow us to more reliably predict the right dosing for the right patient populations. Each of our programs has a clear biomarker associated with disease progression that allows for straightforward, early and ongoing assessment of potential durable clinical benefit throughout the development process. To execute on this opportunity, we have assembled a team of seasoned biopharmaceutical executives, scientific advisory council members and key partners with broad and deep expertise in all areas of global drug discovery, development, manufacturing and commercialization. Our goal is to become a fully integrated biotechnology company that is a leader in gene therapy for all populations and ages that suffer from rare, inherited diseases associated with the liver.

          Our pipeline of programs is described below.

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  DTX101 is our lead gene therapy product candidate designed to deliver Factor IX, or FIX, gene expression in patients with hemophilia B. Hemophilia B is a rare genetic bleeding disorder resulting from a deficiency in FIX. The current standard of care for patients with hemophilia B involves chronic replacement of FIX protein through intravenous infusion, which is invasive, inconvenient and not curative. In 2013, the World Federation of Hemophilia estimated that there were approximately 28,000 hemophilia B patients worldwide, including approximately 4,000 patients in the United States. Our product candidate DTX101 is an AAVrh10 capsid containing a codon-optimized FIX gene expressing wild-type FIX protein. AAVrh10 is a member of the Clade E family of capsids, which has demonstrated enhanced affinity for the liver. In contrast to other approaches, such as those that use the Padua FIX gene, we believe that delivery of a codon-optimized wild-type FIX gene is the most appropriate method to achieve FIX gene correction while minimizing the risk of excessive blood clotting, or hypercoagulation, and unwanted immune response, or immunogenicity. In academic studies, a different codon-optimized wild-type FIX gene administered to humans with severe hemophilia B has shown preliminary signs of efficacy and an initial favorable safety profile for several years. In our preclinical studies, a single DTX101 intravenous injection led to dose-dependent expression of FIX continuing for at least 32 weeks in a validated mouse model of hemophilia B. In August 2015, we submitted an IND for DTX101 with FDA and in September 2015, we received notification allowing us to proceed with our Phase I/II clinical trial of DTX101. DTX101 was granted Orphan Drug Designation in the United States in August 2015 and Fast Track Designation in September 2015 for the treatment of hemophilia B and we plan to initiate clinical studies by the end of 2015. To evaluate the therapeutic response of DTX101, we plan to assess clotting factor levels and annual bleeding rates, which are two well-established measures of hemophilia B disease status. Based on our preclinical studies completed to date, we believe DTX101 has the potential to be a well-tolerated, effective therapy for hemophilia B.

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  DTX301 is our gene therapy product candidate designed for the treatment of patients with OTC deficiency. OTC deficiency is the most common urea cycle disorder and leads to increased levels of ammonia, which can result in irreversible neurocognitive damage and potentially death if treatment is not initiated early during a metabolic crisis. We estimate that there are approximately 10,000 patients worldwide with OTC deficiency, of which we estimate approximately 80% are classified as late-onset, our target population. Approved therapies, which must be taken multiple times a day for the patient's entire life, do not eliminate the risk of future metabolic crises. In our preclinical studies in a well-described mouse model of OTC deficiency, DTX301 resulted in stable expression and activity of OTC and normalization of levels of urinary orotic acid, a marker of ammonia production. We have completed candidate selection and plan to complete IND-enabling studies of DTX301 in the second half of 2016. To evaluate therapeutic response of DTX301, we plan to measure ammonia levels, which is a well-established measure of OTC deficiency disease status.

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  DTX401 is our gene therapy program for the treatment of patients with GSDIa, a disease that arises from a defect in glucose-6-phosphatase, or G6Pase, an essential enzyme in glycogen and glucose metabolism. We estimate there are approximately 6,000 GSDIa patients worldwide. There are currently no drug therapies approved for GSDIa, and as a result, patients and their caregivers must manage the disease by maintaining a strict diet and regular delivery of carbohydrates, which may require a feeding tube. Any disruption in carbohydrate delivery may lead to low blood sugar levels, which can cause coma or death. In preclinical studies in well-described mouse and dog models of GSDIa conducted by our collaborators, delivery of the G6Pase gene with an AAV vector restored normal glucose metabolism, reduced glycogen stores, prevented hepatic adenoma formation and increased survival. We plan to initiate IND-enabling studies of DTX401 in the first half of 2016. To evaluate the therapeutic response to DTX401, we plan to measure glucose, which is a well-established measure of GSDIa disease status.

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  DTX201 is our Factor VIII, or FVIII, gene therapy program for the treatment of hemophilia A we are developing in collaboration with Bayer, a global leader in the development and commercialization of innovative therapeutics for treating patients with hemophilia. Under the agreement, we are responsible for the development of DTX201 through a proof-of-concept clinical trial, with full reimbursement from Bayer for all project costs in accordance with the mutually agreed upon research budget. Bayer is responsible for managing and funding any subsequent clinical trials and commercialization. We also received an upfront payment of $20.0 million and are eligible for potential development and commercialization milestone payments of up to $232.0 million, as well as royalties on product sales. The relationship with Bayer brings us non-dilutive financial benefits and allows us to leverage Bayer's significant experience in the hemophilia market. Hemophilia A is the most common form of hemophilia with approximately 140,000 patients worldwide. The only therapies currently available for hemophilia A are intravenously administered FVIII protein or its derivatives. We plan to complete candidate selection and initiate IND-enabling studies of DTX201 by the end of 2015. To evaluate the therapeutic response of DTX201, we plan to assess clotting factor levels and annual bleeding rates, which are two well-established measures of hemophilia A disease status.

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  Beyond our current pipeline of programs, we intend to focus our research and development on future product candidates that treat well-understood rare monogenic diseases associated with the liver that we believe are well-suited to our gene therapy platform and can leverage learnings from our current programs. We select our programs based on demonstrated preclinical proof of concept in well-described or validated animal models. We seek to address clear unmet medical need in readily identifiable patient populations for which there are no therapies or where current standards of care only manage symptoms.

Our Team

          To execute on this opportunity, we have assembled a team of seasoned biopharmaceutical executives, scientific advisory council members and key partners with broad and deep expertise in all aspects of gene therapy, global drug discovery, development, manufacturing and commercialization. Our chief executive officer, Annalisa Jenkins, M.B.B.S., M.R.C.P., is a biopharmaceutical leader with 18 years of experience at Merck Serono and Bristol-Myers Squibb in developing and commercializing novel and innovative products. Our other management team members have successful track records in developing, manufacturing and commercializing drugs across a wide range of therapeutic areas, including rare genetic diseases, through previous experiences at Genzyme, Sanofi, Shire, Novartis, Cubist and Nationwide Children's Hospital. Our AAV technology is the product of over 25 years of research conducted at University of Pennsylvania School of Medicine by James M. Wilson, M.D., Ph.D., the chair of our scientific advisory council, and his colleagues. We believe our team's combined expertise in gene therapy, global rare disease clinical development and market access provides an advantage over our competitors in developing and commercializing liver-directed gene therapies for patients suffering from severe rare diseases.

          Our progress has been enabled by support from several leading biotech investors, including Fidelity Biosciences, OrbiMed Advisors, New Leaf Venture Partners, Jennison Associates (on behalf of investors), Partner Fund Management, RA Capital Management, Rock Springs Capital and Tourbillon Global Ventures.

Our Mission

          We are dedicated to bringing hope to patients and their families living with hemophilia and other rare genetic diseases, through our commitment to scientific innovation. We plan to focus on advancing the science of gene therapy in an innovative, energetic and ethical manner, by building our corporate culture and strengthening our team and community.

Our Culture

          At Dimension, we focus on developing and delivering novel gene therapy treatments that improve health and quality of life for patients with hemophilia and rare diseases associated with the liver. Our team is aligned by core values that guide everything that we do:

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  Commitment to our patients, science and the team;

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  Collaboration across the organization and externally, ensuring that every voice matters; and

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  Community focus on our internal community and giving back to the broader community.

          We seek to foster a collaborative environment of diverse, ethical, committed, and highly accomplished people. Together, we live the Dimension values as we continue advancing novel treatments for patients.

Strategy

          Our goal is to utilize our gene therapy platform to transform the lives of patients suffering from severe and chronic genetic disorders associated with the liver by developing, manufacturing and commercializing gene therapies that have the potential to offer a durable and meaningful therapeutic benefit. We select and design our gene therapy programs to accelerate the generation of human proof of concept. Our strategy leverages well-described animal models, relevant biomarkers and relatively small clinical trials appropriate for therapies targeting monogenic diseases associated with the liver. To achieve our goal, we are pursuing the following key strategies:

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  Advance our lead product candidate DTX101 through clinical development.  By the end of 2015, we plan to initiate a Phase I/II open-label clinical trial of DTX101 in adults with moderate/severe to severe hemophilia B. If the Phase I/II trial is successful, we intend to initiate a Phase III trial to support the filing of a biologics license application, or BLA, with FDA, and subsequently, a marketing authorization application, or MAA, with the European Medicines Agency, or the EMA.

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  Initiate and complete IND-enabling activities to advance DTX301 and DTX401 into clinical development.  We expect to complete IND-enabling studies of DTX301 by the second half of 2016 and initiate IND-enabling studies of DTX401 by the first half of 2016 to support IND filings for these programs. DTX301 is our gene therapy product candidate designed to be directed to the liver by the inclusion of a liver-specific promoter to address OTC deficiency, and DTX401 is our gene therapy program that targets GSDIa.

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  Continue to deepen our pipeline through our leading gene therapy platform for product candidates targeting liver-associated rare genetic diseases.  We will continue to leverage our expertise and focus on delivering hepatocyte-directed gene therapy to create a reproducible and scalable platform for producing a pipeline of product candidates that address a broad range of liver-associated rare diseases. We have identified an initial portfolio of opportunities beyond our current programs, and given our targeted approach, focused execution and team of leading experts in liver-associated rare diseases and gene therapy, our goal is to be the leader in the development and commercialization of gene therapy product candidates for rare diseases associated with the liver.

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  Maximize the value of our DTX201 collaboration with Bayer.  Together with Bayer, we are advancing the DTX201 program and we expect to initiate IND-enabling studies by the end of 2015. We believe Bayer's global clinical and commercial leadership in the area of hemophilia therapeutics makes it an ideal partner for DTX201. In addition to allowing us to leverage Bayer's significant experience in the hemophilia A market, Bayer is responsible for full reimbursement of all project costs in accordance with the mutually agreed upon research budget for our proof-of-concept clinical trial of DTX201 and for managing and funding any subsequent clinical trials and commercialization. Bayer has also paid us an upfront payment and will pay potential development and commercialization milestone payments, as well as royalties on product sales.

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  Continue to invest in and develop state-of-the-art manufacturing processes to ensure the highest product quality.  We view the quality, reliability and scalability of our gene therapy manufacturing approach as a competitive advantage crucial to our long-term success, and we will continue to focus on maintaining a leadership position in this area. We plan to invest in a state-of-the art facility to enable the expansion of our internal manufacturing process discovery and development allowing us to optimize vector manufacturing processes for our product candidates and ensure robust technology transfer to our contract manufacturing organization, or CMO, partners. We also intend to continue to partner with CMOs who share our commitment to high product quality.

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  Continue to drive innovative vector research to advance our platform and future gene therapies for rare diseases.  We are dedicated to continued internal and collaborative innovation in the areas of vector engineering. We plan to focus on developing next-generation products with greater specificity of gene delivery to hepatocytes, enhanced gene transfer and gene expression in hepatocytes and higher resistance to the limitations of neutralizing antibodies. We expect these efforts to generate proprietary intellectual property for the company. We believe that these innovations could further improve gene therapy products under development and enable gene therapy to address previously untreatable diseases.

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  Build a premier global ecosystem of patient-focused gene therapy expertise to support our continued leadership as an innovator in the gene therapy field.  We will continue to build a professional ecosystem of employees, advisors and collaborators with industry-leading experience in the discovery, development, manufacturing and commercialization of gene therapies for severe genetic diseases. We believe this collective expertise will be a key aspect of our continued success and will support our continued leadership as an innovator in the gene therapy field.

Our Focus — The Liver as a Central Organ for Rare Diseases

          The liver is a vital organ and plays an important role in human metabolism and other key physiologic functions. Hepatocytes, the most common type of liver cell, synthesize and metabolize a large number of proteins, including intracellular and secreted proteins responsible for a diverse range of critical functions in the body. These functions include carbohydrate use and storage, lipid metabolism and the control of bleeding, or hemostasis. In addition, the liver plays an important role in detoxifying naturally occurring metabolites such as ammonia and bilirubin. Numerous inborn errors of metabolism have their origin in the liver, and disruption of key metabolic pathways modulated by the liver can lead to the accumulation of toxic products and subsequent liver damage or to the inappropriate or insufficient production of key proteins for proper metabolic function, both of which can have a range of deleterious systemic effects. There are over 400 described rare monogenic disorders associated with the liver.

          The liver also possesses unique anatomic properties that we believe make it a preferred target for AAV-based gene therapy. The cells lining the blood vessels that supply blood to the liver have a unique characteristic in that they contain small pores known as fenestrae, as shown in the figure below. Fenestrae facilitate the rapid exchange of molecules between the blood vessels and hepatocytes and enable an open communication between the hepatocytes and the vasculature. However, they can also act as a sieve and mechanically restrict or prevent the transport of larger molecules to the liver. AAV-mediated gene transfer takes advantage of this unique feature of the liver and has an ideal size to penetrate the fenestrae to access hepatocytes, which are the target cells for our gene therapy programs and product candidates.

          The ideal goal of treatment for liver-associated monogenic diseases, including inborn errors of metabolism, is to revert a harmful or disease-causing genetic trait to its normal state. Substantial progress has been made over the past six decades, beginning with the first report of dietary control of phenylketonuria in the early 1950s. Examples of treatments for monogenic diseases include dietary prescriptions, pharmacologic interventions to allow alternative pathway excretion of toxic metabolites, oral replacement of enzymatic cofactors and use of chelation to enhance excretion. Monogenic disorders caused by enzyme deficiency or dysfunction can be treated with enzyme replacement therapy, or ERT, if the enzyme can effectively reach its intended organ or cell of interest. However, many of these approaches are inadequate for liver-associated diseases due to the liver's unique anatomic properties.

          In a fully developed liver, under normal conditions, less than approximately 1% to 2% of hepatocytes are turning over at any given time while the rest remain in a quiet or resting state. In addition, turnover of mature hepatocytes occurs relatively slowly with the average life span of non-resting hepatocytes ranging from 200 to 300 days. Given the relative lack of hepatocyte turnover, we believe a gene therapy administered to these cells will experience minimal dilution effects due to new hepatocyte generation. In the Nathwani study, published in the New England Journal of Medicine, hemophilia B patients are experiencing durable FIX expression and clinical benefit beyond 4.5 years.

          Our product candidates are focused on well-understood monogenic diseases associated with the liver that we believe are particularly well-suited to our gene therapy platform and are designed to achieve sustained efficacy with low toxicity. We target diseases with readily identifiable patient populations that allow us to pursue orphan drug designation for our product candidates, which we have obtained for DTX101 for the treatment of hemophilia B. Our initial focus is on diseases where restoration to 5% to 10% of normal activity should offer meaningful clinical benefit. In addition, the nature of these diseases permits us to leverage well-described, and often clinically validated, biomarkers and highly predictive preclinical models to shorten time to clinical proof of concept.

          A biomarker is a characteristic that is objectively measured and evaluated as an indicator of normal biologic processes, pathogenic processes or pharmacologic responses to a therapeutic intervention. Because gene therapy aims to revert an abnormal genetic trait to the normal state, we can use well-understood biomarkers of each disorder we target to inform dose selection, evaluate each of our product candidate's therapeutic efficacy, and serve as a surrogate for an early signal of clinical efficacy.

          We believe our focus on the unique properties of the liver provides efficiencies as we select and pursue additional diseases associated with the liver. In addition, we will apply learnings from our near-term programs to future opportunities, which we believe will allow for rapid understanding and efficient drug development. We believe this will enable us to not only apply our gene therapy technology across multiple severe, genetic diseases today, but across many inborn errors of metabolism associated the liver we have not yet selected.

Gene Therapy

          Genes are composed of sequences of deoxyribonucleic acid, or DNA, which code for proteins that perform a broad range of physiologic functions within all living organisms. Genes are passed on from generation to generation and genetic changes, also known as mutations, can occur. These changes can result in the lack of production of proteins or production of altered proteins with reduced or abnormal function, which can in turn result in disease.

          Gene therapy is a therapeutic approach in which an isolated gene sequence or segment of DNA is administered to a patient, most commonly for the purpose of treating a genetic disease that is caused by mutations. Currently available therapies for genetic diseases focus on administration of large proteins or enzymes and typically address only the symptoms of the disease. Gene therapy aims to address the disease-causing effects of absent or dysfunctional genes by delivering functional copies of the gene to the patient's cells, offering the potential for durable therapeutic benefit.

          For the development of our gene therapy treatments, we are using a modified non-pathogenic virus. All of the viral genes are removed from the virus and replaced with a functional form of the applicable mutant gene that is the cause of the patient's genetic disease. The functional form of a mutant gene is called a therapeutic gene, or transgene. Once a virus is modified by replacement of the viral genes with a transgene, it is called a viral vector. The viral vector delivers the transgene to the target organ, in our case the liver. We have based our viral vectors on a type of virus called AAV, where the resulting vector is called an AAV vector.

          Over the past two decades, gene therapy has evolved from a research-focused tool into a therapeutic modality that we believe is poised to provide broad clinical benefit. A growing body of clinical data supports the development of efficacious and well-tolerated gene therapies for a variety of diseases. In addition, there have been advancements in vector design and manufacturing processes, and regulatory guidelines have been established for the development of a gene therapy product. These key developments support the potential for gene therapy to emerge as an important new therapeutic modality for patients with significant unmet medical needs.

          Gene therapy has historically faced a number of significant challenges, mostly related to three key factors that drive the viability of a potential gene therapy product: efficacy, durability and safety. The efficacy of a gene therapy product is measured by its ability to introduce a gene of interest into target cells at a frequency sufficient to achieve expression of the desired protein at a level that results in a clinically meaningful therapeutic benefit. The durability of a gene therapy product is measured by the period of time over which the therapy is effective. Safety is evaluated based on the nature and severity of any side effects, complications, conditions or diseases that may result from introducing the gene therapy products. Prior gene therapy efforts have struggled to achieve sufficient durability and efficacy while maintaining adequate safety. In addition to these factors, another key challenge faced by the gene therapy industry is a relative lack of manufacturing infrastructure and expertise that would enable the production of these therapies in a reliable and reproducible manner and at a commercially viable scale.

          We believe that our approach to gene therapy meaningfully addresses each of these key issues. AAV vectors, the viral vectors we have chosen as the foundation of our platform, offer improved efficacy, durability and tolerability over other vectors used historically, which in some cases raised serious safety concerns. We have designed our transgenes to achieve targeted expression levels in our organ of choice, the liver, in an effort to improve safety and efficacy. Additionally, we have developed proprietary mammalian cell-based vector manufacturing processes and techniques that produce an end product that is purer and more concentrated than comparable vectors for preclinical and clinical use. Further, we are investing heavily in developing internal process development capabilities and expertise to ensure that our programs and product candidates, if approved, will be able to be produced reliably and reproducibly at commercial scale.

Our Gene Therapy Technology and Industrialized Manufacturing Approach

  Gene Therapy Technology

          We engineer our AAV vectors to target hepatocytes and to produce the required therapeutic protein within the liver. To achieve this goal, our gene therapy approach consists of two key components:

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  The hepatocyte-optimized therapeutic gene, which consists of the therapeutic gene or transgene, an on switch specific to hepatocytes called a promoter sequence, related gene regulatory elements, as well as a very small amount of AAV sequences required for manufacturing of the vector, also called replication and packaging signals; and

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  The AAV vector protein shell, or capsid, in which the therapeutic gene is packaged, as shown below, directs delivery of the gene therapy product to hepatocytes.

  Liver-Optimized Therapeutic Vector Genome

          We design our gene therapy vectors to deliver into hepatocytes a transgene that encodes the expression of the missing or dysfunctional protein. The transgene is part of a vector genome, which contains the therapeutic gene copy and DNA promoter sequences that trigger the expression of the transgene in specific tissues. As part of our candidate selection process, we typically evaluate a variety of liver specific promoters in order to select those that drive robust liver-specific gene expression.

  AAV-Based Vector Delivery System

          Over the past two decades researchers have learned that the success of a gene therapy platform is highly dependent on the vector selected. We believe that AAV vectors are particularly well-suited for treating genetic diseases associated with the liver and have advantages over other viral vectors, such as adenovirus, herpes virus and lentivirus. These advantages include tolerability, durable expression, targeting of the liver, simplicity, stability and carrying capacity, as described below:

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  Tolerability — We believe AAV vectors have the best tolerability profile for use in human gene therapy. In contrast, clinical trials using other vectors, such as lentivirus, adenovirus and herpes virus, have reported serious adverse events. The tolerability advantages of AAV vectors include the following:

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  AAV elicits a low inflammatory response, reducing the risk of adverse inflammatory reactions. In contrast, trials with adenoviral vectors have reported severe inflammatory reactions.

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  AAV vectors, while they provide durable expression, very rarely alter the patient's existing DNA. Trials using early versions of retroviral vectors, which insert genes directly into, and thereby alter, the patients' own DNA, resulted in several well-publicized adverse events, including reported cases of leukemia.

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  AAV has not been reported to be linked to human disease, unlike most other viruses used as gene delivery vectors, including adenovirus, herpes virus and lentivirus.

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  AAV vectors have been used in more than 120 completed and ongoing clinical trials since the mid-1990s, with no serious adverse events traced to the use of AAV as the gene delivery vector.

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  Durable expression — Unlike vectors based on other viruses, our AAV vectors are capable of inserting the functional gene into the patient's cells as an extra-chromosomal episome, which is a stable, circular form of DNA in the nucleus of cells. Inserting the functional gene as an episome may support long-term production of the protein, potentially leading to durable therapeutic effect, without altering the patient's existing DNA.

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  Targeting to the liver — Certain AAV strains, or capsid serotypes, have been identified and characterized as having properties that enhance gene transfer to the liver, including superior gene transfer to hepatocytes with reduced prevalence of harmful or neutralizing antibodies that can prevent gene transfer. AAV vectors derived from a subset of related capsid serotypes referred to as Clade E have shown to lead to expression that is 16 to 110 times greater in the liver than with other AAV vectors. Two of the most commonly used capsid serotypes within Clade E are AAV8 and AAVrh10, which are over 90% identical in their DNA sequences. While the majority of the human population does not have pre-existing immune system reactivity to Clade E AAV serotypes, approximately 25% of the population will have neutralizing antibodies, so-called because these antibodies have the potential to reduce or prevent successful cell targeting. As a result, patients who have neutralizing antibodies will be deemed ineligible for treatment. We will continue to optimize our gene therapy vectors to further increase the levels of liver-specific gene transfer and minimize the effects of neutralizing antibodies.

    Research conducted by others has demonstrated that Clade E vectors AAV9 and AAV8 have higher liver transduction versus AAV5 and AAV6, which are not members of the Clade E family. The figure below shows the expression of luciferase, a light-generating enzyme, in certain organs after mouse tail vein injections of various AAV vectors developed by others containing the luciferase gene.

    We have also demonstrated similar results in mice with DTX101 using the AAVrh10 capsid serotype carrying a codon-optimized wild-type FIX gene. The figure below highlights the number of genome copies transduced in various mouse organs following injection with AAVrh10.

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  Simplicity — AAV is a small, relatively simple non-enveloped virus with only two native genes. This makes the virus relatively straightforward to work with from a vector engineering standpoint.

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  Stability — AAV is highly stable over a wide range of pH and temperature. This stability facilitates purification and final formulation. We believe AAV stability could also enable development of a freeze-dried formulation, should this become necessary for larger markets where shipping and distribution of the current frozen formulation would be challenging.

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  Carrying capacity — AAV capsids have the capacity to carry therapeutic gene sequences up to 5,200 base pairs in length into a patient's cell, which is sufficient to accommodate more than 90% of human genes.

          The diseases we have chosen to target with our initial product candidates and expanding pipeline represent just the beginning of what we believe will be successful application of our platform technology. Based on our analysis of opportunities for AAV gene therapy in the liver, we believe there are multiple indications for which the technical challenges are greater but for which the unmet need is greater as well. For example, these include diseases for which transduction efficiencies or expression levels may need to be higher than those we are targeting in our initial indications or further reductions in non-liver gene transfer might be needed. We intend to invest in and optimize our technology in order to address diseases that fall outside our initial target list.

  Our Industrialized Manufacturing Approach

          We have made and continue to make significant investments in order to develop manufacturing processes designed to allow us to reliably produce high quality AAV vectors at commercial scale if one or more of our product candidates is approved. We believe that our manufacturing processes, methods and expertise will give us the most comprehensive manufacturing platform developed to date for production of AAV product candidates at commercial scale, including:

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  A recognized team of gene therapy experts who combined bring more than 50 years of mammalian cell process discovery and development expertise, including in our chosen manufacturing platform, and who have participated in the filing of more than 10 gene therapy-related INDs with FDA;

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  Proprietary mammalian cell-based AAV vector manufacturing processes and highly selective and robust purification techniques that can reproducibly produce a highly purified product candidate.

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  These processes have been adapted and customized for multiple AAV capsid serotypes and result in production of higher purity AAV vectors with a greater percent of full versus empty capsids than other manufacturing approaches; and

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  More than 30 assays to accurately and precisely characterize our process and the AAV vectors we produce.

  Our Process

          We have made significant investments in developing our proprietary process for manufacturing our AAV product candidates so that in each process step we can seek to maximize scalability, reliability and quality. We refer to the cell-based AAV vector assembly as the "upstream" portion of the manufacturing process. Once the AAV vector is assembled, it is subjected to purification steps, which we refer to as the "downstream" portion of the process. The following figure illustrates the steps in our process:

          We use mammalian cells in our manufacturing approach for our AAV-based product candidates. In nature, AAV has evolved to grow and function most effectively in mammalian cells, and we believe using this setting in our manufacturing processes contributes to optimal capsid assembly, activity and genome packaging.

          Our AAV manufacturing is currently performed in two mammalian cell types, human embryonic kidney 293 cells, or HEK293 cells, and HeLa cells. Each of these manufacturing systems has specific advantages and is well-established for the manufacture of gene therapy vectors on small scales. HEK293 cells are straightforward to grow and transfect readily, and as a result, are used widely in the biotechnology industry to produce therapeutic proteins and viral vectors for gene therapy on a small scale. Vectors produced using HEK293 cells have been, or are being, used safely in multiple clinical trials, including trials conducted in the United States and the European Union by other biopharmaceutical companies and academic and government institutions. A key advantage of the HEK293 cell manufacturing system is flexibility and the relative speed with which AAV vectors can be manufactured for early Phase I/II clinical trials, allowing the establishment of early indications of therapeutic benefit in patients. Because of these reasons and the strong safety record of the HEK293 cell platform, we chose the HEK293 gene therapy manufacturing platform for the Phase I/II clinical trials of our first two internal clinical programs, DTX101 and DTX301.

          We have successfully transferred our entire HEK293 DTX101 manufacturing process to a CMO, where it is currently being used to manufacture clinical materials pursuant to FDA's current good manufacturing practices, or cGMP, requirements. Since the beginning of 2015, our CMO has successfully completed five cGMP drug substance batches and one drug product batch of DTX101. We are similarly undertaking process development with a CMO on DTX301 to supply material for our IND-enabling studies and subsequently for Phase I/II clinical trials.

          Despite several beneficial characteristics, the HEK293 process has limitations with respect to manufacturing at the scale required for Phase III clinical trials and commercial sale. These scaling limitations relate to the adherent nature of HEK293 cells and the requirement to introduce multiple plasmid DNA components into the cells for each manufacturing run, additional steps that bring added risk and possible process variability that can be avoided with other production systems.

          Given the limitations regarding the HEK293 platform, we have elected to develop an additional upstream manufacturing platform with benefits related to scalability, quality and reliability. We believe the HeLa producer cell system we are developing is unique among AAV vector manufacturing platforms in that it uses a clonal cell platform. This HeLa clonal producer cell system is analogous to many standard and widely used recombinant protein and antibody manufacturing techniques in that a product-specific master cell bank is generated. By using a single cloned cell as the basis for a manufacturing process, we can select a clone with ideal attributes for production, including high vector yield and quality. In addition, the system does not require animal-derived products, which can be a limiting factor in process quality. Importantly, the same downstream purification steps that we have developed and optimized for the HEK293 cell platform can be used for our HeLa platform with minimal modification. This further enhances the scalability of the HeLa platform given the downstream processes employed in HeLa-based AAV vector manufacturing involve operations that are consistent with well-understood and widely used manufacturing processes used to make biologic and antibody drug therapies.

          In the downstream portion of the process, the AAV vector is subjected to rigorous purification steps for enrichment of the desired AAV vector and removal of contaminants. Key contaminants include DNA, proteins and incorrectly assembled AAV capsids that lack the proper capsid proteins or the AAV vector genome. AAV capsids that contain a therapeutic vector genome are referred to as full capsids and represent the active component of the overall AAV vector preparation. AAV capsids that lack a genome are referred to as empty capsids and are not therapeutically active.

          A significant challenge in the manufacturing of AAV vectors is the inability to reliably produce high levels of full AAV vectors, which include all capsid proteins in the right configuration and a functional copy of the desired gene to be delivered. We believe it is critical to manufacture AAV vectors for clinical use that are as free from empty capsids as possible to reduce potential inflammatory and immune responses in patients and to minimize dose-limiting side effects, like elevated liver enzymes. Historically, AAV vector preparations, including some used in clinical trials, contain as little as and sometimes less than 10% full capsids. As compared to other manufacturing platforms, our HeLa clonal cell system and downstream purification processes are designed to enable us to routinely produce higher purity AAV vector products enriched for a substantially greater proportion of full versus empty capsids at clinical and commercial scales.

  Our Plans for Clinical and Commercial Scale-Up

          In order to scale up our processes for Phase III clinical and commercial scale manufacturing, we intend to transition from the adherent HEK293 cell manufacturing scale used for our DTX101 and DTX301 Phase I/II programs to a high volume HeLa cell-based suspension bioreactor format. We plan to continue to build our internal capabilities to control process development, at least through the 250 liter bioreactor scale, leveraging our deep manufacturing expertise to address the complexities of process scale-up and ensure robust process development in viral manufacturing. This approach will also offer meaningful opportunities to generate unique know-how and enable generation of new intellectual property. We plan to partner with CMOs for clinical and commercial scale production, which typically occurs at 1,000 to 2,000 liter scale. We believe that by focusing on internal process development through the 250-liter scale, we can optimize the robustness of future process transfers to these organizations while maximally controlling our intellectual property.

          In connection with our transition from the HEK293 cell upstream platform to the HeLa cell upstream platform for the DTX101, DTX301 and potentially other programs, we expect that FDA and the EMA will require us to assess the comparability of products produced in HEK293 cells against those produced in HeLa cells. Taking into account standard regulatory guidance on product comparability, we intend to assess comparability through validated analytical processes, in safety and efficacy animal studies, or, if necessary, by dosing a small number of patients at similar doses. We do not believe additional clinical testing, if we determine it is necessary, would significantly change our product development timelines.

          We believe that the numerous benefits of our mammalian cell-based production technology, together with our team's core competency and expertise in vector manufacturing, provide us with a significant competitive differentiation relative to our potential competitors and serve as a key aspect of our overall gene therapy platform.

Our Product Pipeline

DTX101

          DTX101 consists of an AAV vector that uses the AAVrh10 capsid serotype and a codon-optimized FIX gene, which has been designed to preferentially transduce liver cells and express human FIX at therapeutic levels for the treatment of patients with hemophilia B. In August 2015, we submitted an IND for DTX101 with FDA and in September 2015, we received notification allowing us to proceed with our Phase I/II clinical trial of DTX101. DTX101 was granted Orphan Drug Designation in the United States in August 2015 and Fast Track Designation in September 2015 for the treatment of hemophilia B and we expect to initiate clinical trials by the end of 2015. We also intend to submit a clinical trial authorization, or CTA, with the EMA.

  Hemophilia B Overview

          Hemophilia B is a rare, genetic bleeding disorder with X-linked inheritance mostly affecting male adults and children that results from a deficiency of FIX protein. In 2013, the World Federation of Hemophilia estimated there were approximately 28,000 hemophilia B patients worldwide, including approximately 4,000 in the United States.

          Approximately half of hemophilia B cases are classified as severe based on levels of FIX activity that are less than 1% of normal. Disease severity is determined by circulating levels of FIX, with mild hemophilia B classified as a level of FIX in the blood greater than or equal to 5% of normal but less than 50% of normal. Patients with mild hemophilia B typically experience bleeding only after serious injury, trauma or surgery. Moderate disease is classified as FIX levels in the blood that are equal to or greater than 1% of normal but less than 5% of normal. These patients may have bleeds following trauma, or may have spontaneous bleeding episodes, but these will occur less frequently than in those with severe hemophilia B. Severe hemophilia B is classified as a level of FIX in the blood of less than 1% of normal. Patients with severe disease experience frequent spontaneous bleeding episodes, often into their joints and muscles, which can lead to edema, inflammation and debilitating pain.

          The current standard of care for patients with hemophilia B involves chronic replacement of FIX protein through intravenous infusions. Exogenous FIX protein is administered both as prophylaxis as well as during acute bleeding episodes. While this factor was originally derived from plasma collected from healthy donors, FIX is routinely produced by recombinant methods. Before appropriate processing and testing of plasma was in place, many hemophilia patients developed HIV, hepatitis B or hepatitis C infections. While plasma-derived products have been free of the viruses that cause these infections for many years, there remain concerns for a potential risk of transmission of blood borne diseases. A number of virus-free FIX products made by recombinant methods have been approved by regulatory agencies and in the United States only approximately 20% of FIX comes from plasma, while in some other countries 100% is derived from plasma. The worldwide market for hemophilia B products is approximately $1.2 billion and sales of the leading product in this class, BeneFix from Pfizer, were $856 million in 2014. While considered effective, FIX protein replacement therapies are invasive, inconvenient, and not curative. In addition, annual cost per patient is between $100,000 and $300,000.

          Until recently, hemophilia B therapy required intravenous infusions of FIX protein every two to three days. In March 2014, newer recombinant FIX products such as ALPROLIX from Biogen were approved that extend the treatment interval to seven to ten days. While this represents an improvement in convenience, it does not remedy key drawbacks of replacement therapy resulting from peak and trough levels of circulating FIX. We believe that treatment of hemophilia B with gene therapy addresses these issues. In particular, given its potential to provide constant levels of FIX, we believe a FIX gene therapy product will decrease the incidence of spontaneous bleeds, joint bleeds and the long-term damage resulting from them and therefore increase quality of life.

  Our Solution — DTX101

          DTX101 is a gene therapy product candidate designed to treat patients with hemophilia B in a durable fashion, possibly on the basis of a single infusion. We believe our research and development approach to DTX101 for hemophilia B is differentiated from other programs based on the combination of our choice of AAV capsid serotype, selected transgene and robust manufacturing process.

          DTX101 utilizes the AAV capsid serotype AAVrh10 to deliver codon-optimized wild-type FIX preferentially to the liver. DTX101 contains a gene that has been optimized for expression of wild-type FIX protein and incorporates the gene into a conventional single-stranded vector genome architecture that includes a liver-specific promoter. In August 2015, we submitted an IND for DTX101 with FDA and in September 2015, we received notification allowing us to proceed with our Phase I/II clinical trial of DTX101. We plan to initiate clinical trials by the end of 2015.

  Selection of Transgene

          An advantage of a gene therapy for extracellular factors such as FIX is that the overall level of the protein in circulation is more important than the amount of protein synthesized by individual cells. Therefore, we believe it is possible to develop effective therapies based on several different properties of gene therapy vectors and vector genomes, including: engineering vectors to achieve highly efficient transduction of host cells; adding alternate cell-type-specific promoters in the vectors to increase the expression of the gene in the host cells; and engineering vector genomes, in this case the codon optimization of the FIX gene, to enhance expression of the therapeutic protein once it is produced by the host cells.

          Previous AAV-directed gene therapy efforts have resulted in poor or inconsistent levels of gene transduction and low levels of FIX expression. Consequently, some have decided to use a mutant version of FIX protein called the Padua variant that has six- to eight-fold higher activity than normal

FIX. This is a way to compensate for low liver transduction efficiency and a lower percentage of full capsids. However, the higher activity of the Padua FIX variant potentially puts patients at risk for hyper-coagulation, or blood clot development, that may increase regulatory questions during clinical development. DTX101 incorporates a gene that expresses the normal sequence of FIX versus a mutant or foreign FIX and is designed to avoid exposing patients to the potential risks associated with long-term exposure to an altered gene product, including immune responses. For these reasons, we believe our optimized and highly purified DTX101 product can provide better clinical benefit at lower capsid dosing with fewer adverse events, including elevated liver enzyme levels associated with exposure to the Padua variant of FIX and/or high loads of empty capsids that have been seen with earlier generation AAV-FIX proof-of-concept products.

  Clinical Trials

          By the end of 2015, we plan to initiate an open-label clinical trial of DTX101 in adult males with moderate/severe to severe hemophilia B (baseline FIX activity ≤2% of normal or documented history of FIX activity ≤2%). We believe we can characterize the DTX101 trial as a Phase I/II trial insofar as we will administer the investigational drug in hemophilia B patients rather than in healthy volunteers, with the intent of assessing not only safety and dosing levels but evaluating early efficacy (change in annual bleed rate) as well. One goal of the study is to identify the dose needed to achieve durable factor levels that will have a clinically significant effect on the number of bleeding episodes. If the trial proceeds as planned, this preliminary data will enable us to further explore and potentially confirm efficacy in a larger number of patients in a subsequent trial.

          In our Phase I/II study, up to 12 subjects will be enrolled to receive a single intravenous infusion of DTX101 at doses ranging from 1.6 x 1012 genome copies per kilogram to 1.0 x 1013 genome copies per kilogram. The primary goals of the trial are to evaluate the safety, dose and efficacy of DTX101 based on FIX blood levels, FIX activity and the change in annual bleed rate, which currently average a minimum of fifteen bleeding episodes per year for patients with severe hemophilia B and three or more bleeding episodes per year on prophylaxis. Efficacy will be assessed based on the number of bleeding episodes and dosing requirements for FIX protein replacement therapy. Our goal is to achieve FIX blood levels stabilized to 10% to 20% of normal within 30 days, as we believe that targeting this range offers a meaningful clinical benefit to patients. Pharmacodynamics will be assessed based on FIX activity. Patients will be followed for a period of one year and then be offered enrollment into a long-term, 5-year extension study for safety follow-up.

          In a previous clinical trial described by Nathwani and colleagues in the New England Journal of Medicine in 2014, ten patients with severe hemophilia B in a Phase I dose escalation trial were treated with a codon-optimized wild-type FIX gene delivered using an AAV8 viral capsid at doses ranging from 2×1011 to 2×1012 genome copies per kilogram. The trial demonstrated a dose dependent elevation in FIX circulation to a level that was 1% to 6% of the normal level over a median period of 3.2 years, with one patient deriving clinical benefit beyond 4.5 years. In the year following the one-time dose of the AAV8 vector, on average these patients had a 92% decrease in the use of FIX protein therapy and a corresponding drop from an average of 15.5 bleeding episodes per year to 1.5 episodes. The majority of adverse events were mild in severity, with 86% unrelated to the drug, and no increase in the levels of neutralizing antibodies against FIX was observed in any of the ten study subjects. The most common adverse event was an asymptomatic elevation in liver enzymes, which occurred approximately 7 to 10 weeks after vector infusion. Each patient with elevated liver enzymes received a tapering dose of steroids that resulted in resolution of the elevated liver enzymes over a median period of 5 days. Given the results of this study, which used the Clade E AAV8 vector and a different codon-optimized wild-type FIX gene, we believe that DTX101 may also provide meaningful, durable clinical benefit.

          The figures below highlight two of the ten subjects from this study, each of which are representative of subjects that do or do not experience increases in liver enzymes. Each figure shows the FIX protein activity, as a percent of normal levels, and the number of annual bleeding episodes over the years following vector infusion.

  Preclinical Data

          In our experiments in preclinical mouse models, shown in the figure below, we demonstrated FIX expression similar to the expression demonstrated by the Nathwani vector published in the New England Journal of Medicine when we delivered both a vector that used AAVrh10, which is the viral capsid used in DTX101, and a vector that used AAV8 and the transgene from the Nathwani trial. We synthesized the same wild-type FIX gene as that published in the Nathwani paper and delivered it to normal mice via tail vein injection. Both vector preparations were produced by the same method to ensure comparability. At the times indicated in the figure below, human FIX protein levels were measured in the blood. All doses of each vector were well tolerated. A single intravenous injection of AAV8 or AAVrh10 led to expression of FIX for at least 32 weeks.

          Additional preclinical studies were carried out with the DTX101 product candidate in normal wild-type mice (10 mice per group) and in FIX knockout mice (6 mice per group). FIX knockout mice have a deletion of 164 amino acids in the FIX protein and exhibit less than 5% of normal FIX activity. The level of expression for intravenous administration of DTX101 was dose-dependent and we observed a minimal effective dose, or MED, between 1.6×1010 and 5×1010 gene copies per kg, which produces between 3% and 100% of FIX expression obtained in wild-type mice, respectively. Additionally, the FIX that is produced by DTX101 has functional activity as assessed in a blood coagulation assay. The figure below shows FIX expression on the left and activity on the right at the increasing doses evaluated two, four and six weeks after administration.

DTX301

          DTX301 consists of a Clade E AAV capsid containing an OTC gene, which is designed to preferentially express human OTC in the liver for the treatment of symptomatic patients with late-onset OTC deficiency. We have completed candidate selection and plan to complete IND-enabling studies on DTX301 in the second half of 2016. We have submitted an application for Orphan Drug Designation and intend to submit an IND with FDA and a CTA with the EMA. As with DTX101, we expect to evaluate DTX301 in a Phase I/II trial in which we administer the investigational drug in OTC deficiency patients rather than in healthy volunteers, with the intent of assessing not only safety and dosing levels but also evaluating early efficacy as well.

  OTC Deficiency Overview

          OTC is part of the urea cycle, an enzymatic pathway in the liver that converts excess nitrogen, in the form of ammonia, to urea for excretion. OTC deficiency is the most common urea cycle disorder and leads to increased levels of ammonia and irreversible neurocognitive damage if treatment is not initiated early during a metabolic crisis. Long-term elevations in ammonia put patients at risk for additional morbidities including seizures, learning disabilities, and speech disorders. The prevalence of OTC deficiency is estimated to be approximately 3,400 patients in the United States and approximately 10,000 patients worldwide, of which we estimate approximately 80% are classified as late-onset, our target population.

          The gene that codes for OTC is X-linked and therefore the majority of patients with severe deficiency are male. Infants with early-onset OTC deficiency initially appear normal but with onset of metabolic crisis rapidly develop cerebral edema and the related signs of lethargy, anorexia, hyperventilation or hypoventilation, hypothermia, seizures, neurologic posturing, coma and death. As a result of the high mortality rate of neonatal OTC deficiency, the majority of patients have late-onset disease, which presents in patients beyond 30 days after birth. In late-onset OTC deficiency, ammonia accumulation may be triggered by illness or stress at almost any time in life, resulting in multiple mild to severe elevations of ammonia concentration and long-term neurocognitive and executive function changes.

          The current treatments for patients with OTC deficiency are nitrogen scavenging drugs and severe limitations in dietary protein. Drug therapy includes sodium phenylbutyrate (Buphenyl) and glycerol phenylbutyrate (Ravicti), both nitrogen scavengers that help eliminate excess nitrogen, in the form of ammonia, by facilitating its excretion. During a metabolic crisis, patients routinely receive carbohydrate and lipid rich nutrition, including overnight feeding through a nasogastric tube, to limit bodily protein breakdown and ammonia production. In acute cases, ammonia must be removed by dialysis or hemofiltration.

          While liver transplant may be a solution for OTC deficiency and other urea cycle disorders, a transplant carries significant risk, such as those associated with surgery and the requirement for long-term immunosuppression. Between 2002 and 2012, there were 186 liver transplants reported in children with urea cycle disorders. While the overall survival of these children was high, younger children fared worse than older children due to the complex nature of the surgical procedure and challenges arising from long-term immunosuppressive agents to prevent graft rejection. Long-term complications of liver transplants related to the regime of immunosuppressive medications include increased rates of infections, malignancy, and kidney toxicity. This has led to revised guidance to delay transplants in cases where patients may be sufficiently managed with diet and drug therapy. In patients where liver transplant is indicated, patients often die while waiting for transplant.

  Our Solution — DTX301

          DTX301 is a gene therapy product candidate consisting of an AAV vector designed to preferentially express human OTC in the liver. We intend to develop DTX301 for the treatment of patients with moderate to severe OTC deficiency. In OTC deficiency, the enzyme deficiency and ammonia production occurs within liver hepatocytes. Significant reductions in overall ammonia levels can favorably impact disease symptoms, which can be achieved through the expression of as little as 3% of normal OTC activity.

          The ability of DTX301 to direct durable expression of functional OTC was assessed in a mouse model of moderate OTC deficiency, the spf ash OTC mouse, that included three to five animals per group. In this study, DTX301 resulted in stable expression and activity of OTC and normalization of levels of urinary orotic acid, an easy-to-measure marker of ammonia production. These effects were also consistent for 40 weeks following treatment with a single intravenous infusion of DTX301 at 1×1010 GC or higher. The figure below illustrates normalization of urinary orotic acid in the weeks after administration of DTX301.

          In a different study with DTX301 and one other vector, in collaboration with Dr. Wilson and colleagues, we also demonstrated a positive impact on survival with these vectors delivered to the livers of neonate OTC knockout mice. The study, shown in the below figure, investigated the relationship between therapeutic response and survival by testing different numbers of treatments in a mouse model where no OTC is present, or a knockout model. In this model, newborn untreated mice die within 24 hours, which is analogous to the early onset, severe human form of OTC deficiency. A single administration of DTX301 increased survival for up to 42 days. A second group of mice received a second administration of another vector at four weeks, which resulted in 40% of the mice surviving for at least one year. Dr. Wilson and colleagues later re-administered DTX301 to a third group of mice, which resulted in more than 60% survival for approximately 18 months.

          Today, repeat administration of identical AAV vectors is often not possible in humans because of the development of neutralizing antibodies, immune system elements that render the vectors less effective or ineffective. We expect to focus initially on late-onset patients who represent the majority of cases of OTC deficiency as well as older patients who had previously been diagnosed with early onset disease in the hope of achieving durable benefit from a single administration.

          Given that the data demonstrate rescue of a severe OTC deficient phenotype in mice, we believe AAV OTC can offer meaningful long-term clinical benefit to patients with late-onset disease. In a subsequent research program, we plan to further explore the potential utility of AAV OTC gene therapy in neonates, including the opportunity for re-dosing.

          We plan to collaborate with the Urea Cycle Disorders Consortium, or the Consortium, for our work on OTC deficiency. The Consortium is a group of clinicians, nurses, and researchers in the United States focused on improving the lives of patients with OTC deficiency and other urea cycle disorders. The Consortium has established centers of clinical and scientific excellence across the United States and Europe and has established one of the largest national registries for patients with urea cycle disorders, including patients with OTC deficiency. The head of the Consortium, Mark Batshaw, M.D., serves as a clinical advisor on and chairman of our clinical advisory board for urea cycle disorders and our Chief Medical Officer, Eric Crombez, M.D., was an original member of the Consortium. Other than our clinical advisor agreement with Dr. Batshaw, we have no written or oral agreements governing our DTX301 collaborations. Our collaboration with the Consortium is informal and neither we nor the Consortium have any contractual obligation to continue working together.

DTX401

          DTX401 consists of an AAV vector designed to preferentially express human G6Pase in the liver for the treatment of severe or uncontrolled cases of GSDIa.

          We plan to complete candidate selection and initiate IND-enabling studies on DTX401 in the first half of 2016. We intend to apply for Orphan Drug Designation and submit an IND with FDA and submit a CTA with the EMA. As with DTX101, we expect to evaluate DTX401 in a Phase I/II trial in which we administer DTX401 to GSD1a patients rather than in healthy volunteers, with the intent of assessing not only safety and dosing levels but also evaluating early signals of efficacy as well.

  GSDIa Overview

          GSDIa is an autosomal recessive inborn error of metabolism in which a defect or deficiency in G6Pase prevents the formation and breakdown of glycogen, normally a key energy store required to maintain normal blood glucose levels. In GSDIa, the inability of patients to regulate glucose levels leads to hypoglycemia, or low glucose, and lactic acidemia, or high levels of lactic acid, during fasting. Patients are currently managed through a strict diet and frequent feedings that include overnight administration of uncooked cornstarch or a medical food called Glycosade, a slow release carbohydrate product. Delivery of both involves frequent oral administration or via a feeding or a nasogastric tube, the latter of which can also become disconnected or blocked during use. Any disruption in carbohydrate delivery may lead to low blood sugar levels, which can cause life-threatening results including coma and death. GSDIa patients also face chronic, long-term risks such as growth impairment, neuropathy, kidney stones and hepatocellular adenomas, growths that develop in 70% to 80% of patients over 25 years of age. Of those that develop hepatocellular adenomas, approximately 10% transform into life-threatening hepatocellular carcinoma. There are approximately 6,000 cases of GSDIa worldwide. Similar to OTC deficiency, a liver transplant is a potential solution for GSDIa, but bears significant short- and long-term risk, such as those associated with surgery and the requirement for long-term immunosuppression.

  Our Solution — DTX401

          DTX401 is an AAV gene therapy program that will use an AAV vector designed to preferentially express human G6Pase in the liver. We intend to initially focus our DTX401 clinical development program on adult or young adult patients with uncontrolled or poorly managed disease at risk for acute hypoglycemia. We expect to further our work in this area in collaboration with the Eunice Kennedy Shriver National Institute of Child Health and Human Development, or NICHD, an institute of the U.S. National Institutes of Health, through a cooperative research and development agreement, or CRADA, we have entered into and with David Weinstein, M.D., M.M.Sc., of the University of Florida in his role as a clinical advisor on and chairman of our clinical advisory board for GSD1a. In addition, we intend to work collaboratively with patient organizations, including The Children's Fund for Glycogen Storage Disease Research. Other than our CRADA with the NICHD and our clinical advisor agreement with Dr. Weinstein, we have no written or oral agreements governing our DTX401 collaborations. We expect to evaluate the need for formal or informal arrangements on a case by case basis, but there is no legally binding continuing obligation to do any of the foregoing.

          In a canine model of GSDIa that originated from a naturally occurring Maltese dog colony, neonatal administration of an AAV8 vector developed by others containing the G6Pase gene resulted in transient improvement in glucose and a reduction in blood levels of lactic acid as described by Dr. Weinstein and colleagues in 2010 in a peer reviewed article in the journal Human Gene Therapy. The effects of treatment seen in this study diminished by 4 weeks of age as the percent of cells expressing G6Pase decreased as new liver hepatocytes were created, because AAV vectors do not replicate in cells and the vector genomes are lost during rapid liver growth in the neonate period.

          In order to understand the efficacy of AAV administration after the liver has already grown closer to its adult size, Dr. Weinstein and colleagues delivered the G6Pase gene a second time with a different viral capsid serotype. An AAV1 capsid serotype was used to avoid potential inhibition from neutralizing antibodies that may have been elicited from the first dose of AAV8 vector. Addition of the second vector resulted in higher levels of G6Pase activity and at 11 months, the dog that had been treated twice remained healthy and able to be maintained without any supplemental glucose or carbohydrates. In addition, at this time point absolute hepatic G6Pase activity, which is required to maintain blood glucose levels, was 6.3% of normal levels. These data suggest that approximately 6% of wild-type activity provides a critical threshold for glucose metabolism and liver histology in this animal model. The figure below shows G6Pase activity following administration of the AAV8 vector and following redosing with the AAV1 vector, compared against the G6Pase activity in an untreated normal wild-type dog, an untreated heterozygous dog and an untreated dog with GSD1a. In unpublished studies, Dr. Weinstein and colleagues dosed an additional six dogs under a variety of treatment paradigms with AAV8 and other vectors, all of which have experienced improved survival for at least three years after dosing, with the oldest still alive after approximately eight years. Without treatment, the dogs would have had an expected survival period of four weeks.

          Development of hepatic adenomas, and subsequent hepatic carcinomas, is dependent on increased storage of glycogen in the livers of GSDIa patients, suggesting a durable benefit when these build ups can be reduced or eliminated. In this same study, gene therapy delivery of the G6Pase gene reduced glycogen stores in the liver of the GSDIa canine. Five months after delivery of the AAV8 vector, the glycogen peak was 56% less than that in the animal that did not receive gene therapy. Six months after being redosed with the AAV1 vector, levels of hepatic glycogen were further reduced to 26% of the levels in the untreated dog. The figure below shows the levels of glycogen stores in the heterozygous dog, the normal wild-type dog and the dog with untreated

GSDIa, in contrast to those of the gene therapy-treated dog 20 weeks after administration of the AAV8 vector and six months after the redosing with the AAV1 vector.

          Preclinical experiments performed by Janice Chou, Ph.D., and colleagues at the NICHD in a mouse model of GSDIa indicate that AAV encoded G6Pase, at levels of activity between 3% and 6%, can restore normal glucose metabolism under fasting conditions and prevent the formation of hepatic adenomas under fasting conditions. The fasting blood glucose profiles of AAV treated knockout mice with low (n=6), medium (n=9) or high (n=5) hepatic G6Pase activity paralleled those of wild-type control mice, although mice with low expression generally had lower blood glucose. In contrast, untreated knockout mice exhibited hypoglycemia within 60-75 minutes, an important hallmark of GSDIa in humans.

          Thus, we believe that patients with GSDIa who are successfully treated with a G6Pase gene therapy can avoid both the acute and longer-term complications associated with abnormal glycogen metabolism.

DTX201

          DTX201 consists of an AAV vector that contains a gene that encodes B domain deleted human Factor VIII, or FVIII, which is the commonly used recombinant FVIII protein used in protein replacement therapy. DTX201 has been designed to preferentially express FVIII at therapeutic levels for the treatment of patients with hemophilia A.

          We are developing DTX201 in collaboration with Bayer and anticipate initiating IND-enabling studies by the end of 2015. As with DTX101, we expect to evaluate DTX201 in a Phase I/II trial in which we administer DTX201 to hemophilia A patients rather than in healthy volunteers, with the intent of assessing not only safety and dosing levels but also evaluating early signals of efficacy as well.

  Hemophilia A Overview

          Hemophilia A is a rare, genetic bleeding disorder and like hemophilia B, occurs in male adults and children due to its X-linked inheritance. Signs and symptoms of disease result from a deficiency of the blood coagulation protein FVIII and like hemophilia B, patients fall in to three levels of clinical severity: mild, moderate and severe. In addition to the risk for excessive bleeding during injury or trauma, hemophilia A patients also suffer from spontaneous bleeding into the large joints and soft tissue and are at risk of intracranial hemorrhage. Even a modest 1% absolute increase in FVIII protein levels with FVIII replacement therapy can markedly reduce spontaneous bleeds.

          Hemophilia A is the most common form of hemophilia and in 2013, the World Federation of Hemophilia estimated that there were approximately 140,000 patients worldwide with hemophilia A, including approximately 13,000 patients in the United States.

          Hemophilia A is currently treated by intravenous replacement of FVIII protein. Similar to FIX for treatment of patients with hemophilia B, FVIII has historically been isolated from human plasma and carried the same risk associated with the plasma-derived products. In the United States approximately 20% of FVIII comes from plasma, while in some other countries 100% is derived from plasma. The availability of gene therapy would avoid the potential risks associated with the use of plasma-derived factors.

          FVIII has a half-life of approximately twelve hours, so it must be administered frequently until a bleeding episode subsides. In severe patients, the recommended dosing frequency for recombinant FVIII protein administered prophylactically is three times a week. The global market for FVIII therapy is approximately $5 billion and is dominated by FVIII products with relatively short half-lives. In addition, annual cost per patient is between $100,000 and $300,000.

          In June 2014, a new recombinant FVIII product, ELOCTATE from Biogen, was approved that extends the treatment interval to five days. While this represents an improvement in convenience, it does not remedy key drawbacks of replacement therapy resulting from peak and trough levels of circulating FVIII. We believe that treatment of hemophilia A with gene therapy addresses these issues. In particular, given its potential to provide constant levels of FVIII, we believe a FVIII gene therapy product will decrease the incidence of spontaneous bleeds, joint bleeds and the long-term damage resulting from them, and therefore increase quality of life.

  Our Solution — DTX201

          DTX201 is a gene therapy program using an AAV vector designed to preferentially express human B domain deleted FVIII in the liver and we have entered into a global development and commercialization agreement with Bayer for this program. Bayer is a worldwide leader in the treatment of hemophilia and contributes valuable expertise in all aspects of the development of this product candidate. As part of our collaboration, we are responsible for the development of DTX201 through a proof-of-concept clinical trial, with full reimbursement of all project costs in accordance with the mutually agreed upon research budget. Bayer is responsible for managing and funding any subsequent clinical trials and commercialization. We also received an upfront payment of $20.0 million and are eligible for potential development and commercialization milestone payments of up to $232.0 million, as well as royalties on product sales.

          The FVIII gene is larger than most other transgenes used in AAV gene therapy. As such, an important challenge for FVIII gene therapy development is the efficient packaging of the relevant gene into the AAV vector. We have undertaken extensive optimization of our vector and tested vectors in multiple animal species to select the transgene for DTX201, and have identified a product candidate with high specificity for transduction of the liver and high levels of FVIII expression. An additional challenge in conducting animal studies with human FVIII is that it is highly immunogenic in most animals, unlike human FIX. This finding is likely reflective of the fact that human recombinant FVIII in hemophilia A patients is immunogenic in approximately 25-30% of patients.

          During the process of identifying and developing our DTX201 product candidate, we carried out several pilot studies in non-human primates with a research AAV FVIII vector prior to initiating more detailed and extensive studies with the final panel of potential DTX201 candidates. Based on published and unpublished studies, we expected delivery of an AAV vector encoding human FVIII into non-human primates would generate an immune response that would prevent direct measurements of the human FVIII protein in the blood. In order to assess human FVIII in the blood, we developed an assay to measure continued AAV FVIII gene expression in the liver at the transcriptional, or RNA, level to understand duration of gene and protein expression in the presence of antibodies.

          In a non-human primate pilot study with these research AAV vectors, a single intravenous infusion with two different AAV capsids A or B led to expression of FVIII that continued for more than 50 weeks. FVIII antibodies developed in 3 out of the 4 animals. In the fourth animal, which was administered AAV capsid B, no FVIII antibodies were observed, allowing for a direct assessment of FVIII protein in its blood. AAV directed FVIII expression at the RNA level was demonstrated in each of the animals at similar levels regardless of whether FVIII antibodies were generated in the animals. The figure below shows FVIII activity as a percent of normal and antibody levels in the two out of the four animals that were administered AAV capsid B over a period of 60 weeks following dosing.

          We also carried out animal studies with optimized vectors in FVIII knockout mice and demonstrated FVIII expression for more than 12 weeks after vector administration. AAV vectors were delivered via intravenous infusion at 1010 gene copies per mouse (equivalent to 5X1011 GC/kg). The ten FVIII knockout mice we assessed also showed FVIII expression and low-to-no anti-FVIII antibody development, as shown in the graphs below.

Our Partners and Advisors

          We have established relationships with key academic and commercial entities to provide us access to cutting edge technologies as well as streamline our product development. Our AAV technology is the product of over 25 years of research at University of Pennsylvania School of Medicine by Dr. Wilson and colleagues. Bayer, our partner in developing DTX201 for the treatment of patients with hemophilia A, has extensive experience in product development, clinical trial execution and marketing in this indication.

          Our scientific and clinical advisors are key thought leaders in gene therapy, and rare and genetic diseases. In addition to Dr. Wilson, our scientific advisors include: Terence R. Flotte, M.D., of the University of Massachusetts Medical School; Emil D. Kakkis, M.D., Ph.D., CEO of Ultragenyx Pharmaceuticals; Ian Alexander, M.B.B.S., Ph.D., of the Sydney Children's Hospitals Network; and Nicola Longo, M.D., Ph.D., of the University of Utah. Our clinical advisors are Mark L. Batshaw, M.D., of Children's National Medical Center, a thought leader in the treatment of urea cycle disorders; and David A. Weinstein, M.D., M.M.Sc., of the University of Florida, a thought leader in the treatment of GSDIa.

Collaborations and License Agreements

  Collaboration with Bayer

          In June 2014, we entered into an agreement with Bayer to research, develop and commercialize AAV gene therapy products for treatment of hemophilia A. The research term of the agreement is 54 months. Under this agreement, Bayer has been granted an exclusive license to develop and commercialize one or more novel gene therapies for hemophilia A and a right of first notice for gene therapy treatments for hemophilia B. We are responsible for the development of DTX201 under the agreement through a proof-of-concept clinical trial, with full reimbursement from Bayer for all project costs in accordance with the mutually agreed upon research budget. Upon the successful demonstration of clinical proof of concept, the agreement requires that Bayer use commercially reasonable efforts to manage and fund any subsequent clinical trials and commercialization of gene therapy products for treatment of hemophilia A. Bayer will have worldwide rights to commercialize the potential future product.

          In addition to an upfront cash payment of $20.0 million, we are eligible to receive development and commercialization milestone payments of up to $232.0 million. Bayer is obligated to make payments to us upon achievement of such milestones, in addition to tiered royalties based on product sales. Our agreement with Bayer expires on a licensed treatment-by-licensed treatment and country-by-country basis until the later of ten years from the date of first commercial sale or when patent claims have expired, lapsed, been abandoned, or been invalidated in such country. Either party may terminate the agreement for any material breach by the other party that the breaching party fails to cure. Bayer may terminate the agreement upon prior notice to us, either in its entirety or with respect to certain territories subject to the agreement. Bayer may also terminate the agreement upon notice of a product's failure to meet certain criteria or after the successful completion of certain Phase I trials in the event Bayer makes a good faith determination that there is a material safety issue with respect to such product. Either party may terminate the agreement upon bankruptcy or insolvency of the other party, and we may terminate the agreement if Bayer institutes certain actions. Under certain termination circumstances, we would have worldwide rights to the terminated program(s). The agreement also contains customary confidentiality, indemnification, insurance and non-assignment provisions.

  ReGenX License Agreements

  2013 License Agreement

          In October 2013, we entered into an exclusive license agreement with ReGenX for the development and commercialization of products to treat hemophilia B, hemophilia A and up to two additional indications using ReGenX's technology. The 2013 license agreement was subsequently amended in June 2014 and September 2014. For further information regarding our relationship with ReGenX, please see "Certain Relationships and Related Party Transactions — License Agreements and Related Agreements with ReGenX" located elsewhere in this prospectus. We elected OTC deficiency and GSD1a as the additional licensed disease indications in September 2014 and January 2015, respectively. Under the 2013 license agreement, ReGenX granted us an exclusive worldwide license under certain intellectual property, subject to certain retained rights, to make, have made, use, import, sell, and offer to sell licensed products for the treatment of hemophilia B, hemophilia A, OTC deficiency and GSD1a using in vivo gene therapy. The intellectual property does not include manufacturing technology beyond know-how related to a triple-transfection method for making AAV vectors, for which our rights extend only through Phase II clinical trials and which we do not intend to use thereafter, and manufacturing technology developed under our 2014 side letter with ReGenX, described below under "Business — Collaborations and License Agreements — Sponsored Research Agreements with Penn — 2014 Side Letter with ReGenX." Our exclusive license is subject to a number of exclusions, including rights regarding the treatment of hemophilia B or hemophilia A using AAV8; and rights to conduct commercial reagent and services businesses, or to provide services to third parties. We do not have the right to control prosecution of the in-licensed patent applications, and our rights to enforce the in-licensed patents are subject to certain limitations.

          Under the terms of the 2013 license agreement, as consideration for the license, ReGenX received shares of our common stock, an annual maintenance fee per disease indication licensed, low to mid single-digit royalty percentages on net sales of licensed products, and milestone fees, if any, owed by ReGenX to GlaxoSmithKline, or GSK, or sublicense fees owed by ReGenX to the University of Pennsylvania or GSK as a result of our activities under the 2013 license agreement.

          We are required to develop licensed products in accordance with certain performance milestones, which include the receipt of certain financing and development milestones. In the event that we fail to meet a particular development performance milestone, we may extend the deadline to achieve such milestone for additional time in exchange for separate payments to ReGenX.

          Our 2013 license agreement with ReGenX will expire upon the expiration, lapse, abandonment, or invalidation of the last claim of the licensed intellectual property to expire, lapse, or become abandoned or unenforceable in all the countries of the world. Upon expiration, our know-how license will become non-exclusive, perpetual, irrevocable and royalty-free with respect to licensed know-how that ReGenX owns in the field and will continue with respect to all of ReGenX's other know-how in the field under its GSK and/or the University of Pennsylvania licenses for so long as its rights from those licensors continue. Subject to certain obligations to Bayer, we may terminate the 2013 license agreement upon prior written notice to ReGenX. ReGenX may terminate the license agreement if we or our affiliates become insolvent, if we are greater than a specified number of days late in paying money due under the 2013 license agreement, or, effective immediately, if we or our affiliates commence certain actions relating to the licensed patents. Either party may terminate the 2013 license agreement for a material breach that is not cured within a specified number of days. If the 2013 license agreement is terminated with respect to an indication, we grant certain rights to ReGenX, including transferring ownership of any applicable regulatory approvals and granting an exclusive license under certain of our intellectual property for use with respect to products covered by the intellectual property we had licensed from ReGenX in that indication.

  2015 Option and License Agreement

          In March 2015, we entered into an option and license agreement with ReGenX that grants us the option to exclusively license ReGenX's technology for the development and commercialization of products for additional disease indications. Under this agreement, ReGenX granted us distinct options to obtain, with respect to up to four disease indications, an exclusive worldwide license under the licensed intellectual property, each to make, have made, use, import, sell, and offer for sale licensed products with respect to such disease indication. Any exclusive licenses under this 2015 option and license agreement are subject to a number of exclusions, including manufacturing technology; rights regarding the treatment of hemophilia B or hemophilia A using AAV8; the treatment of certain other conditions using AAV9; and rights to conduct commercial reagent and services businesses, or to provide services to third parties. Moreover, our exercise of any option is subject to availability, and it is possible that rights for indications for which we may be interested have been or will already be licensed, in whole or in part, to a third party before we elect to exercise our rights. We do not have the right to control prosecution of the in-licensed patent applications, and our rights to enforce the in-licensed patents are subject to certain limitations. We exercised an option to exclusively license our first additional disease indication in May 2015 and our second additional disease indication in August 2015.

          Upon our exercise of any or all of the commercial options, as consideration for each such option exercise, we are obligated to pay ReGenX an upfront fee, an annual maintenance fee per option exercised, certain milestone fees per disease indication, mid to high single-digit royalty percentages on net sales of licensed products, and mid single to low double-digit percentages of any sublicense fees we receive from sublicensees for the licensed intellectual property rights.

          We are obligated to use diligent efforts to meet certain development and regulatory milestones for each optioned disease indication, which may be extended for additional time upon the payment of an additional sum.

          The 2015 option and license agreement with ReGenX will expire upon the expiration of the royalty obligations with respect to all licensed products for all licensed indications under all licenses granted under all exercised commercial options. Any options not exercised will automatically terminate in 2019 (which may extended for additional time for a fee). We may terminate the 2015 option and license agreement upon prior written notice. ReGenX may terminate the 2015 option and license agreement if we or our controlling affiliates become insolvent, if we are greater than a specified number of days late in paying money due under the 2015 option and license agreement, or, effective immediately, if we or our affiliates commence certain actions relating to the licensed patents. Either party may terminate the 2015 option and license agreement for a material breach that is not cured within a specified number of days.

  Sponsored Research Agreements with the University of Pennsylvania

  2015 Agreement

          In January 2015, we entered into an agreement with the University of Pennsylvania to sponsor certain research of Dr. Wilson at University of Pennsylvania School of Medicine related to liver gene therapy and hemophilia. The agreement was subsequently amended in August 2015. In consideration for funding such research, the University of Pennsylvania granted us an option to obtain a worldwide, non-exclusive or exclusive, royalty-bearing license, with the right to sublicense, under certain patent rights conceived, created or reduced to practice in the conduct of the research. We are required to reimburse the University of Pennsylvania for filing, prosecuting and maintaining such patent rights unless and until we decline to exercise our option. Dr. Wilson is required to provide us with task-based, scientific reports of progress and results of the research, and the University of Pennsylvania granted us a royalty-free, nontransferable, non-exclusive right to copy and distribute any research reports furnished to us for any reasonable purpose, provided the results are not made publicly available until certain conditions are met, and the right to use, disclose and otherwise exploit the research results for any reasonable purpose, subject to similar restrictions on our public disclosure of the research results. Otherwise, the sponsored research agreement contains customary confidentiality provisions.

          Our sponsored research agreement with the University of Pennsylvania will expire on December 31, 2016 unless earlier terminated or we mutually agree to extend or renew the agreement. Either party may terminate the agreement if Dr. Wilson becomes unavailable and an acceptable substitute is not found within a certain period of time, or if we fail to mutually agree on an acceptable work plan and budget for the sponsored research. We may also terminate the sponsored research agreement upon written notice to the University of Pennsylvania, as long as we have met all of our payment and performance obligations to date. Either party may terminate this agreement for a material breach that is not cured within a specified number of days.

  2014 Side Letter with ReGenX

          Prior to the sponsored research agreement described above, we had sponsored research with the University of Pennsylvania pursuant to a side letter with ReGenX referencing ReGenX's sponsored research agreement with the University of Pennsylvania dated November 1, 2013. In accordance with the side letter and the sponsored research agreement, we submitted research plans to the University of Pennsylvania and made associated payments and cost reimbursements related to such research. The side letter provided that patent rights and know-how developed by University of Pennsylvania School of Medicine under the research plans, to which ReGenX received rights under its license from the University of Pennsylvania, were included in the intellectual property ReGenX licensed to us in our 2013 license agreement for our licensed disease indications. Our 2014 side letter with ReGenX expired on December 31, 2014.

Intellectual Property

          The proprietary nature of, and protection for, our gene therapy technology, our product candidates, and our production methods are an important part of our strategy to develop and commercialize novel medicines. We have in-licensed patents relating to certain of our product candidates, and will rely on trade secret protection to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

          We have in-licensed patents and patent applications owned by the University of Pennsylvania relating to various adeno-associated viruses and vectors utilizing the capsids of those viruses. These patents and patent applications are licensed or sublicensed to ReGenX and sublicensed by ReGenX to us. As described above under "Collaborations and License Agreements — ReGenX License Agreements," our sublicense is exclusive, but limited to particular fields, such as hemophilia B, hemophilia A, OTC deficiency, and GSDIa and is subject to certain retained rights. We do not control the prosecution of our in-licensed patents and patent applications, and our rights to enforce the patents are limited in certain ways. For additional detail regarding the risks associated with our license agreements see "Risk Factors — Risks Related to Intellectual Property."

          As of June 30, 2015, our in-licensed patent rights relating to our product candidates included the following:

          DTX101:    Our product candidate DTX101 utilizes an AAVrh10 capsid and a codon-optimized FIX gene. We have in-licensed one pending U.S. patent application currently directed to recombinant AAV having an AAVrh10 capsid. Related patents have granted in Australia and Europe and related patent applications are pending in other countries. These patents and patent applications, if granted, will expire in 2022.

          DTX301:    We expect that our product candidate DTX301 will utilize one of the patented AAV capsids we have in-licensed and contain a codon-optimized version of the OTC gene. Accordingly, depending on which capsid we utilize in DTX301, relevant in-licensed patents and patent applications, if granted, may expire in 2022.

          Our in-license also includes a patent application filed this year under the Patent Cooperation Treaty, directed to the codon-optimized version of the OTC gene that we plan to use in DTX301. If counterparts of this patent application in the U.S. or elsewhere are pursued, and to the extent any such applications ultimately issue as patents, they will expire in 2035.

          DTX401:    We expect that our product candidate DTX401 will utilize one of the AAV capsids that are claimed in the patents and applications we have in-licensed and contain a version of the G6Pase gene. Accordingly, depending on which capsid we utilize in DTX401, relevant in-licensed patents and patent applications, if granted, may expire between 2022 and 2024.

          DTX201:    Our product candidate DTX201 will utilize one of the AAV capsids that are claimed in the patents and applications we have in-licensed and contain a B domain deleted Factor VIII gene. These patents and patent applications, if granted, will expire between 2022 and 2024.

          The term of any given patent depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In the United States, a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim by claim and country by country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

          We rely, in some circumstances, on trade secrets and unpatented know-how that is either owned by or licensed to us to protect our technology. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors.

Government Regulation

          Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

  U.S. drug development

          In the United States, FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, request for product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

          Our product candidates must be approved by FDA through a BLA process before they may be legally marketed in the United States. The process generally involves the following:

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  Completion of extensive non-clinical studies in accordance with applicable regulations, including GLP studies;

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  Submission to FDA of an IND, which must become effective before human clinical trials may begin;

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  Approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each trial may be initiated;

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  Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical-trial related regulations to establish the safety and efficacy of the investigational drug for each proposed indication;

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  Submission to FDA of a BLA;

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  A determination by FDA within 60 days of its receipt of a BLA to accept the filing for review;

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  Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with current cGMPs to assure that the facilities, methods and controls are adequate to preserve the biologic's identity, strength, quality and purity;

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  Potential FDA audit of the non-clinical and/or clinical trial sites that generated the data in support of the BLA; and

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  FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

          The non-clinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, or at all. The data required to support a BLA are generated in two distinct development stages: non-clinical and clinical. The non-clinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the non-clinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to FDA as part of the IND. An IND is a request for authorization from FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

          The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

          Where a trial is conducted at, or sponsored by, institutions receiving funding from U.S. National Institutes of Health, or NIH, for recombinant DNA or synthetic nucleic acid molecule research, which we expect all our trials to be, prior to the submission of an IND to FDA, a protocol and related documentation is submitted to and the trial is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA or synthetic nucleic acid molecules, but many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them and we expect any clinical trial we conduct will be subject to these guidelines. The NIH is responsible for convening the Recombinant DNA Advisory Committee, or RAC, a federal advisory committee that reviews research proposals involving human gene transfer research, and discusses protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its public quarterly public meetings. The RAC decides whether a protocol raises issues that warrant discussion at its quarterly meetings, and the OBA will notify FDA of the RAC's decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA website and may be accessed by the public. The outcome of the RAC review is a series of recommendations and advice from the RAC. FDA, IRB and Institutional Biosafety Committee, or the IBC, will be notified of the recommendations. The RAC process must be completed and IBC approval (and other applicable regulatory authorizations) must be obtained before patient enrollment can begin.

          A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to FDA in support of a BLA. FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCPs, and FDA is able to validate the data through an onsite inspection if deemed necessary.

  Clinical trials

          Clinical trials generally are conducted in three sequential phases, known as Phase I, Phase II and Phase III, and may overlap.

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  Phase I clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

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  Phase II clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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  Phase III clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

          Post-approval trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of Phase IV clinical trials as a condition of approval of a BLA.

          Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to FDA and written IND safety reports must be submitted to FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

          Following the RAC review and within 20 working days of consenting the first research participant, investigators must submit documentation to the OBA, including, for example, a copy of the IRB-approved informed consent document, a copy of the protocol approved by the IBC and the IRB, and a copy of the final IBC approval from the clinical trial site. Investigators also have an ongoing responsibility to monitor the trial and to keep OBA (in addition to IRBs, IBCs, FDA, and any sponsoring NIH institutes or centers), informed of any adverse events in the trial. If there are serious adverse events that are unexpected and possibly associated with the gene transfer product, these must be submitted to OBA within 15 calendar days of sponsor notification, unless they are fatal or life threatening, in which case they must be reported within 7 calendar days. Investigators must also file an annual report with OBA and provide specific information about the trials. Any updated versions of the protocol must be filed with the annual report; if there is a significant amendment to the original protocol that was reviewed by the RAC, OBA may request that the investigator file a new protocol rather than an amendment. Investigators should also notify OBA of any additional sites that are conducting the trial, and submit relevant documents (such as the IBC and IRB approvals) for the new site.

          Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product; and, among other things, we must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

  BLA and FDA review process

          Following completion of the clinical trials, data are analyzed to assess safety and efficacy. The results of non-clinical studies and clinical trials are then submitted to FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity, potency and efficacy. The application may include both negative and ambiguous results of non-clinical studies and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

          Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to FDA's fee schedule, effective through September 30, 2015, the user fee for an application requiring clinical data, such as a BLA, is approximately $2.3 million. PDUFA also imposes an annual product fee for human drugs and biologics (approximately $0.1 million) and an annual establishment fee (approximately $0.6 million) on facilities used to manufacture prescription drugs and biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on

BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

          FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. FDA must make a decision on accepting a BLA for filing within 60 days of receipt. Once the submission is accepted for filing, FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by FDA under PDUFA, FDA has 10 months from the filing date in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date for an original BLA designated for priority review. FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

          Before approving a BLA, FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between FDA and the applicant during the review process. After FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase III clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, non-clinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and FDA may interpret data differently than we interpret the same data.

  Orphan drug designation

          Under the Orphan Drug Act, FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting a BLA. After FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

          If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, by providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do of the same product, as defined by FDA, for the same indication we are seeking, or if our product candidate is determined to be contained within the scope of the competitor's product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

  Expedited development and review programs

          FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life threatening condition and non-clinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request FDA to designate the product for fast track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting.

          Any product submitted to FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

          FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review. A product also may be eligible for accelerated approval. An investigational drug may obtain accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product.

          Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

  Pediatric information

          Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase II meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase III or Phase II/III study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from non-clinical studies, early phase clinical trials or other clinical development programs.

  Post-marketing requirements

          Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by FDA, including, among other things, monitoring and recordkeeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the applicant to develop additional data or conduct additional non-clinical studies and clinical trials.

          FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

          FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with FDA and certain state agencies, and are subject to periodic unannounced inspections by FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMPs, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including voluntary recall.

  Companion diagnostics

          For several of our product candidates, companion diagnostics will be needed to determine whether or not we can dose a particular patient with our product. Companion diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by FDA, and we or our collaborators may need to obtain a 510(k) clearance or PMA approval for each companion diagnostic. The level of risk combined with available controls to mitigate risk determines whether a companion diagnostic device requires PMA approval or is cleared through the 510(k) premarket notification process. For a novel therapeutic product for which an IVD companion diagnostic device is essential for the safe and effective use of the product, the companion diagnostic device should be developed and approved or 510(k)-cleared contemporaneously with the therapeutic. The use of the companion diagnostic device will be stipulated in the labeling of the therapeutic product.

  Other regulatory matters

          Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the United States Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

          For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes created by the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. Moreover, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

          Although we would not submit claims directly to payors, manufacturers also can be held liable under the federal False Claims Act, which prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs or biologics, that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. The government may deem manufacturers to have "caused" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and the potential implication of various federal criminal statutes.

          Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

          The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

          The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

          Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

  U.S. patent-term restoration and marketing exclusivity

          Depending upon the timing, duration and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent may only be extended once and only based on a single approved product. Thus, even if a single patent is applicable to multiple products, it can only be extended based on one product. The U.S. PTO, in consultation with FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently licensed patents or any patents we may own or license in the future to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

          An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, as part of the Affordable Care Act. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by FDA.

          A reference biological product is granted twelve years of data exclusivity from the time of first licensure of the product, and FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the "first licensure" of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

          Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity, which attaches to both the twelve-year and four-year exclusivity periods for reference biologics, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial. Furthermore, a biological product seeking licensure as biosimilar to or interchangeable with a reference product indicated for a rare disease or condition and granted seven years of orphan drug exclusivity may not be licensed by FDA for the protected orphan indication until after the expiration of the seven-year orphan drug exclusivity period or the 12-year reference product exclusivity, whichever is later.

  European Union drug development

          In the European Union, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

          Similar to the United States, the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

          The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical, but will not be effective until May 28, 2016. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the EU.

  European Union drug review and approval

          In the European Economic Area, or EEA, (which is comprised of the 27 Member States of the European Union (excluding Croatia) plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

          The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

          National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member

State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

          Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

  European Union new chemical entity exclusivity

          In the European Union, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with existing therapies.

  European Union orphan designation and exclusivity

          In the European Union, the EMA's Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

          In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

  Rest of the world regulation

          For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

          If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

  Reimbursement

          Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

          The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Affordable Care Act contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

          The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. Effective in 2010, the Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. The Centers for Medicare & Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well.

          The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

          For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

          As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

          In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Employees

          As of September 10, 2015, we had 49 full-time employees. Twelve of our employees have Ph.D. degrees and five are M.D.s. Thirty-eight of our employees are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

          We lease a facility containing our research and development, laboratory and office space, which consists of approximately 15,000 square feet located at 840 Memorial Drive, Cambridge, Massachusetts. Our lease expires in January 2018. We believe our current facility is sufficient to meet our needs through the lease term. With further capitalization of the company, we plan further expansion of our research and process development facilities.

Legal Proceedings

          We are not currently a party to any material legal proceedings.

 MANAGEMENT

Executive Officers and Directors

          The following table sets forth information regarding our executive officers and directors, including their ages as of September 10, 2015:

Name	Age	Position
Executive Officers:
Annalisa Jenkins, M.B.B.S., M.R.C.P.	50	President, Chief Executive Officer and Director
Jean Franchi	49	Chief Financial Officer
Samuel C. Wadsworth, Ph.D.	67	Chief Scientific Officer
Mary T. Thistle	55	Chief Business Officer
Eric Crombez, M.D.	42	Chief Medical Officer
K. Reed Clark, Ph.D.	53	Senior Vice President of Pharmaceutical Development
Non-Management Directors:
Benjamin Auspitz(4)	42	Chairman of the Board and Director
Alan Colowick, M.P.H., M.D.(2)(3)	53	Director
Michael Dybbs, Ph.D.	40	Director
Georges Gemayel, Ph.D.(1)(2)(3)	55	Director
Rishi Gupta, Esq.	38	Director
George V. Migausky(1)(3)	61	Director
Arlene Morris(1)(2)	63	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

(4)
Mr. Auspitz will resign from the board of directors contingent upon, and effective immediately prior to, the effectiveness of the registration statement of which this prospectus is a part.

          Annalisa Jenkins, M.B.B.S., M.R.C.P., has served as our president, chief executive officer and a director on our board of directors since September 2014. Prior to joining Dimension, Dr. Jenkins served as head of global research and development at Merck Serono Pharmaceuticals from 2013 to 2014, where she also served as executive vice president global development and medical from 2011 to 2013. Prior to this, Dr. Jenkins held several leadership roles at Bristol Myers-Squibb from 1997 to 2011, most recently serving as senior vice president and head of global medical affairs. Earlier in her career, Dr. Jenkins was a medical officer in the British Royal Navy during the Gulf Conflict, achieving the rank of surgeon lieutenant commander. Dr. Jenkins is a member of the board of directors of Ardelyx, Inc., Biothera Pharmaceutical Inc., Viventia Bio Inc., iOX Therapeutics Limited and MedCity. She also is a committee member of the Science Board to FDA, and a member of the European Union Commission's Scientific Panel for Health. She also serves on the boards of Women in Bio and the Center for Talent Innovation (U.K.) and is on the Advisory Panel of the Healthcare Businesswomen's Association. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew's Hospital in the University of London and subsequently trained in cardiovascular medicine in the U.K. National Health Service.

          Jean Franchi joined Dimension as our chief financial officer in August 2015. Prior to joining Dimension, Ms. Franchi served from 2012 to 2015 as the chief financial officer at Good Start Genetics, Inc. Ms. Franchi also held various positions, including senior vice president of corporate finance, senior vice president of business unit finance, vice president of finance and controller, product line and international group, from 1995 to 2011 at Genzyme Corporation, which is owned by Sanofi, S.A. Ms. Franchi received a B.A. from Hofstra University and has successfully completed the Uniform CPA Examination.

          Samuel C. Wadsworth, Ph.D., has served as our chief scientific officer since November 2013. Before joining Dimension, Dr. Wadsworth served as the head of gene therapy research and early development at Sanofi Genzyme from 2011 to 2013. Previously, he served as group vice president for translational research at Genzyme from 1993 to 2010. He holds a Ph.D. from the University of Chicago and a B.A. from Southern Illinois University.

          Mary T. Thistle joined Dimension as our chief business officer in February 2015. From January 2014 until she joined us, Ms. Thistle served as senior vice president of business development at Cubist Pharmaceuticals Inc., or Cubist. Ms. Thistle joined Cubist in January 2009 and served as its senior director, business development from 2009 to 2012 and then its vice president, business development from 2012 to 2013. From 1997 through 2008, Ms. Thistle served as vice president and then senior vice president at ViaCell, Inc., which was acquired by PerkinElmer LAS in 2007. Ms. Thistle holds a B.S. in business and accounting from the University of Massachusetts.

          Eric Crombez, M.D., joined Dimension as our chief medical officer in December 2014. Prior to joining Dimension, Dr. Crombez served, from 2007 to 2014, as medical director and then senior medical director of Global Clinical Development at Shire. Dr. Crombez also served on the faculty of the David Geffen School of Medicine at the University of California, Los Angeles (UCLA) as an assistant professor, Department of Pediatrics, Division of Medical Genetics from 2005 to 2007. Dr. Crombez holds a B.S. degree in biology from the University of Michigan, Ann Arbor, a M.D. from Wayne State University and completed residencies in pediatrics and medical genetics and a fellowship in clinical biochemical genetics at the UCLA School of Medicine.

          K. Reed Clark, Ph.D., joined Dimension in April 2014 as our vice president of manufacturing and was promoted to our senior vice president of pharmaceutical development in June 2015. Prior to joining Dimension, Dr. Clark served as director of the cGMP Clinical Manufacturing Facility and Preclinical Vector Core, and associate center director at the Center for Gene Therapy at The Research Institute at Nationwide Children's Hospital from 2005 to 2014. Dr. Clark also served on the faculty of the Ohio State University as a professor in the Department of Pediatrics, College of Medicine from 1997 to 2014. Dr. Clark received his B.S. in genetics and Ph.D. in molecular genetics from the Ohio State University, and was a post-doctoral fellow in gene therapy at Nationwide Children's Hospital.

          Benjamin Auspitz has served as the chairman of our board of directors since November 2013. Mr. Auspitz is a partner at Fidelity Biosciences, where he has worked since 2005. Before joining Fidelity Biosciences, he served as therapeutic area head for immuno-inflammatory products at CombinatoRx Inc. from 2001 to 2005. Mr. Auspitz serves on the board of directors of BIKAM Pharmaceuticals, a subsidiary of Shire plc, and previously served on the board of directors of Ultragenyx Pharmaceutical, Inc. Mr. Auspitz was also previously involved in Fidelity Biosciences investments in Ligocyte Pharmaceuticals and Respivert. Mr. Auspitz holds a B.A. from Harvard University. We believe that Mr. Auspitz is qualified to serve on our board of directors due to his experience in the venture capital industry, membership of various other boards of directors, and his leadership and management experience. Mr. Auspitz will resign from the board of directors contingent upon, and effective immediately prior to, the effectiveness of the registration statement of which this prospectus is a part.

          Alan B. Colowick, M.P.H., M.D., has served as a member of our board of directors since August 2015. Since 2010, Dr. Colowick has served in leadership roles at Celgene Corporation, a biotechnology company, where he most recently was president for the Europe, Mid-East, and Africa region from 2012 to 2014 and served as senior vice president Global Medical Affairs from 2010 to 2012. Previously, Dr. Colowick was chief executive officer of Gloucester Pharmaceuticals, LLC, a biotechnology company sold to Celgene in 2010, and president, oncology, for Geron Corporation, a biotechnology company, from 2006 to 2008 where he was responsible for the strategic and operational activities of the company's oncology programs. Earlier in his career, Dr. Colowick held various management positions with Amgen Inc., a biopharmaceutical company, including vice president of European medical affairs. Dr. Colowick serves on the board of directors of Achaogen, Inc. Dr. Colowick holds a B.S. degree in Molecular Biology from the University of Colorado, an M.D. from Stanford University and an M.P.H. from Harvard University. Dr. Colowick currently serves on the board of directors of Achaogen, Inc. We believe Dr. Colowick is qualified to serve on our board of directors due to his extensive management experience with large and emerging biotechnology companies.

          Michael Dybbs, Ph.D., has served as a member of our board of directors since April 2015. Dr. Dybbs is a partner at New Leaf Venture Partners, L.L.C., which he joined in 2009. Prior to joining New Leaf Venture Partners, L.L.C., Dr. Dybbs was a principal at the Boston Consulting Group where he worked from 2005 to 2009. Dr. Dybbs has served as a director of Versartis, Inc. and numerous private life sciences companies. Dr. Dybbs received an A.B. in biochemical sciences from Harvard College and a Ph.D. in molecular biology from U.C. Berkeley, where he was awarded a Howard Hughes Medical Institute fellowship. We believe that Dr. Dybbs is qualified to serve on our board of directors due to his experience in the life sciences industry, the venture capital industry, and his leadership and management experience.

          Georges Gemayel, Ph.D., has served as a member of our board of directors since August 2015. Since 2010, he has served as a consultant for several biotechnology companies and venture capital funds. From February 2011 to December 2012, Dr. Gemayel served as executive chairman of Syndexa Pharmaceuticals Corp., a privately held drug development company. Prior to that, in 2010 Dr. Gemayel served as executive chairman of FoldRx Pharmaceuticals, Inc. until its acquisition by Pfizer Inc. From June 2008 until November 2009, Dr. Gemayel served as president and chief executive officer of Altus Pharmaceuticals Inc., a publicly traded pharmaceutical company. In November 2009, while Dr. Gemayel was president, chief executive officer and a director, Altus Pharmaceuticals Inc. filed a voluntary petition for relief under Chapter 7 of the U.S. Bankruptcy Code and ceased operations at such time. From 2003 to 2008, he was executive vice president at Genzyme Corporation where he was responsible for Genzyme Corporation's global therapeutics, transplant, renal and biosurgery businesses. From 2000 to 2003, Dr. Gemayel was employed as vice president, national specialty care, for Hoffmann La-Roche Inc., responsible for its U.S. business for dermatology, oncology, transplantation, hepatitis and HIV. Dr. Gemayel joined Hoffmann-La Roche Inc. in 1988 and served in various positions of increasing responsibility over his tenure there. Dr. Gemayel received his doctorate in pharmacy from St. Joseph University in Beirut, Lebanon and his Ph.D. in pharmacology from Paris-Sud University in Paris, France. Dr. Gemayel currently serves as chairman of the boards of directors of OxThera AB, Enterome Bioscience SA and Orphazyme ApS, all privately held companies, and on the boards of directors of Enterome Bioscience SA, Momenta Pharmaceuticals, Inc., Raptor Pharmaceuticals Corp. and Supernus Pharmaceuticals, Inc. He was previously a director of Adolor Corporation, a publicly traded clinical development company acquired by Cubist Pharmaceuticals, Inc., a director at Prosensa Holding N.V., which was acquired by BioMarin Pharmaceutical Inc., a director at NPS Pharmaceuticals, Inc., which was acquired by Shire plc., the chairman of EpiTherapeutics ApS, which was acquired by Gilead Sciences, Inc., and the chairman of Vascular Magnetics, Inc. a privately owned company. We believe Dr. Gemayel is qualified to serve on our board of directors due to his over 25 years of experience in the pharmaceutical industry, including management and executive positions spanning the United States, Europe and the Middle East.

          Rishi Gupta, Esq., has served as a member of our board of directors since February 2015. Mr. Gupta is a Private Equity Partner at OrbiMed Advisors LLC, or OrbiMed, a healthcare asset management company. He has been employed by OrbiMed since 2004. From 1999 to 2000, Mr. Gupta served as a corporate finance analyst in healthcare investment banking at Raymond

James & Associates. From 2000 to 2001, he served as Manager of Corporate Development at Veritas Medicine. Mr. Gupta has served as a director of ChemoCentryx, Sientra, and numerous private companies. Mr. Gupta received his A.B. in biochemical sciences from Harvard College and holds a J.D. from Yale Law School. We believe that Mr. Gupta is qualified to serve on our board of directors because of his extensive experience in venture capital, financial services, and investing in life sciences companies, and his service as a board member on many healthcare company boards.

          George V. Migausky has served as a member of our board of directors since June 2015. Mr. Migausky is an executive vice president and the chief financial officer of Dyax Corp., which he joined in 2008. Prior to joining Dyax, Mr. Migausky was the chief financial officer of Wellstat Management Company from 2007 to 2008, IGEN International Inc. from 1986 to 2004 and BioVeris Corp. from 2004 to 2007. Mr. Migausky received his undergraduate degree from Boston College and his M.B.A. from Babson College. We believe that Mr. Migausky is qualified to serve on our board of directors due to his experience in finance, financial sophistication and years of experience in the life sciences sector.

          Arlene M. Morris has served as a member of our board of directors since August 2015. Ms. Morris was previously the chief executive officer of Syndax Pharmaceuticals, Inc., a biopharmaceutical company focused on the development and commercialization of an epigenetic therapy for treatment-resistant cancers, president from September 2013 to June 2015 and a member of the board of directors from May 2011 to June 2015. From 2003 to January 2011, Ms. Morris served as the president, chief executive officer and a member of the board of directors of Affymax, Inc., a publicly traded biotechnology company. Ms. Morris has also held various management and executive positions at Clearview Projects, Inc., a corporate advisory firm, Coulter Pharmaceutical, Inc., a publicly traded pharmaceutical company, Scios Inc., a publicly traded biopharmaceutical company, and Johnson & Johnson, a publicly traded healthcare company. She is currently a member of the board of directors of Neovacs, SA, a French publicly traded biotechnology company, Biodel, Inc. and Palatin Technologies, Inc., both U.S. biopharmaceutical companies. She is also on the board of the Foundation for Research Development of the Medical University of South Carolina. Ms. Morris received a B.A. in Biology and Chemistry from Carlow College. We believe Ms. Morris is qualified to serve on our board of directors due to her experience as an executive officer of other successful companies in the pharmaceutical industry, and her service as a director of other publicly traded and privately held life science companies.

Composition of Our Board of Directors

          As of September 10, 2015, our board of directors consisted of eight members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders, which agreements are described under "Certain Relationships and Related Party Transactions." These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee's and our board of directors' priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

          Our board of directors has determined that all members of the board of directors, except Dr. Annalisa Jenkins, are independent directors, including for purposes of the rules of NASDAQ and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of NASDAQ and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Staggered Board

          In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. Mr. Auspitz will resign from the board of directors contingent upon, and effective immediately prior to, the effectiveness of the registration statement of which this prospectus is a part. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2016 for Class I directors, 2017 for Class II directors and 2018 for Class III directors.

  •
  Our Class I directors will be Alan Colowick, M.P.H., M.D. and Georges Gemayel, Ph.D.

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  Our Class II directors will be Michael Dybbs, Ph.D. and Rishi Gupta, Esq.

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  Our Class III directors will be Annalisa Jenkins, M.B.B.S., M.R.C.P., George V. Migausky and Arlene Morris.

          Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated by-laws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

          The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board's Role in Risk Oversight

          Currently, the role of chairman of the board is separated from the role of chief executive officer, and we plan to keep these roles separated following the completion of this offering. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

          Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed under "Risk Factors" in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

          The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

          Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and the SEC rules and regulations.

Audit Committee

          Georges Gemayel, Ph.D., George V. Migausky and Arlene Morris will serve on the audit committee, which will be chaired by George V. Migausky. Our board of directors has determined that Georges Gemayel, Ph.D., George Migausky and Arlene Morris are "independent" for audit committee purposes as that term is defined in the rules of the SEC and the applicable NASDAQ rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated George V. Migausky as an "audit committee financial expert," as defined under the applicable rules of the SEC. The audit committee's responsibilities include:

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  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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  pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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  establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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  recommending based upon the audit committee's review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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  preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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  reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

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  reviewing quarterly earnings releases.

Compensation Committee

          Alan Colowick, M.P.H., M.D., Georges Gemayel, Ph.D. and Arlene Morris will serve on the compensation committee, which will be chaired by Arlene Morris. Our board of directors has determined that each member of the compensation committee is "independent" as defined in the applicable NASDAQ rules. The compensation committee's responsibilities include:

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  annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

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  evaluating the performance of our chief executive officer in light of such corporate goals and objectives and recommending to the board of directors the compensation for our chief executive officer;

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  reviewing and approving the compensation of our other executive officers and certain members of senior management;

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  reviewing and establishing our overall management compensation, philosophy and policy;

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  overseeing and administering our compensation and similar plans;

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  evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ rules;

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  retaining and approving the compensation of any compensation advisors;

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  reviewing and approving our policies and procedures for the grant of equity-based awards;

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  evaluating and approving director compensation;

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  preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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  reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

          Alan Colowick, M.P.H., M.D., Georges Gemayel, Ph.D. and George V. Migausky will serve on the nominating and corporate governance committee, which will be chaired by Georges Gemayel, Ph.D. Our board of directors has determined that each member of the nominating and corporate governance committee is "independent" as defined in the applicable NASDAQ rules. The nominating and corporate governance committee's responsibilities include:

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  developing and recommending to the board of directors criteria for board and committee membership;

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  establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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  reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

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  identifying individuals qualified to become members of the board of directors;

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  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

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  developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

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  overseeing the evaluation of our board of directors and management.

          Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

          Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.dimensiontx.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

EXECUTIVE COMPENSATION

Executive Compensation Overview

          Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our chief executive officer and our other executive officers identified in the 2014 Summary Compensation Table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options or restricted stock awards. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from an independent compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2014 Summary Compensation Table

          The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the year ended December 31, 2014.

Name and Principal Position	Salary ($)	Bonus ($)(5)	Stock Awards ($)(6)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(7)	All Other Compensation ($)		Total ($)
Annalisa Jenkins, M.B.B.S., M.R.C.P., Chief Executive Officer(1)	122,885	—	—	193,764	55,500	14,820	(8)	386,969
Thomas R. Beck, M.D., Former Interim Chief Executive Officer(2)	218,750	—	52,260	—	—	—		271,010
Samuel C. Wadsworth, Ph.D., Chief Scientific Officer	307,000	—	127,456	—	122,800	66,330	(9)	623,586
Eric Crombez, M.D., Chief Medical Officer(3)	27,500	75,000	—	50,309	9,900	—		162,709
K. Reed Clark, Ph.D. Senior Vice President(4)	168,750	25,000	—	46,075	42,400	75,099	(10)	357,324

(1)
Dr. Jenkins joined Dimension on September 23, 2014. Her annualized base salary for 2014 was $450,000.

(2)
Dr. Beck resigned as our interim chief executive officer on September 22, 2014. His annualized base salary for 2014 was $300,000.

(3)
Dr. Crombez joined Dimension on December 1, 2014. His annualized base salary for 2014 was $330,000.

(4)
Dr. Clark joined Dimension on April 1, 2014. His annualized base salary for 2014 was $225,000.

(5)
The amounts reported represent sign-on bonuses paid to Drs. Crombez and Clark in 2014 pursuant to the terms of their offer letters. The full amount of the sign-on bonus paid to Dr. Crombez is $150,000, half of which was paid to him in 2014 and the remainder of which was paid to him in 2015.

(6)
Amounts reflect the grant date fair value of stock and option awards granted in 2014 calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification 718, or ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 11 to our financial statements for the year ended

  December 31, 2014. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(7)
The amounts reported represent incentive bonuses paid in early 2015 based upon the achievement of company performance objectives related to product development, partnerships and operations and individual performance objectives for the year ended December 31, 2014.

(8)
Represents amounts paid to Dr. Jenkins for reimbursement for temporary living expenses in the Cambridge, Massachusetts area, which were paid to Dr. Jenkins pursuant to the terms of her offer letter.

(9)
Represents $29,310 paid to Dr. Wadsworth in 2015 to cover taxes related to his March 2014 restricted stock grant and a related tax gross-up payment of $37,020.

(10)
Represents $17,142 for reimbursement for commuting costs between Boston, Massachusetts and Dr. Clark's home in Ohio, $25,000 in rent for an apartment in the Cambridge, Massachusetts area, $11,506 for reimbursement for costs related to Dr. Clark's move from Ohio to Massachusetts and $21,451 for tax gross-up payments related to such travel and temporary living expenses.

Employment Arrangements with Our Named Executive Officers

          We have entered into amended and restated employment agreements with each of our named executive officers, which will become effective upon the closing of this offering. Except as noted below, these employment agreement and offer letters provide for "at will" employment.

  Dr. Annalisa Jenkins

          Dr. Jenkins' base salary will be $480,000 upon effectiveness of the amended and restated employment agreement, which is subject to annual review and adjustment, and she will be eligible to earn an annual cash incentive bonus with a target amount equal to 50% of her base salary. Dr. Jenkins is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

          Dr. Jenkins' amended and restated employment agreement provides that, in the event that her employment is terminated by us without "cause" (as defined in her amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, she will be entitled to receive (i) an amount equal to 12 months of base salary, payable in substantially equal installments over 12 months following her termination, and (ii) if Dr. Jenkins is participating in our group health plan immediately prior to her termination, a monthly cash payment until the earlier of 12 months following termination or the end of Dr. Jenkins' COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to Dr. Jenkins had she remained employed with us. In addition, all time-based equity awards held by Dr. Jenkins as of the closing of this offering that would have vested in the six-month period following her termination had she remained employed by us during such period will accelerate and vest as of the date of termination. In lieu of the payments and benefits described above, in the event that Dr. Jenkins' employment is terminated by us without cause or Dr. Jenkins resigns for "good reason" (as defined in her amended and restated employment agreement), in either case within 18 months following a "change in control" (as defined in her amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, she will be entitled to receive (i) a lump sum cash payment equal to 18 months of her then-current base salary (or her base salary in effect immediately prior to the change in control, if higher) plus a pro-rated portion of her target bonus, (ii) if Dr. Jenkins is participating in our group health plan immediately prior to her termination, a monthly cash payment until the earlier of 18 months following termination or the end of Dr. Jenkins' COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to her had she remained employed with us and (iii) full acceleration of all time-based equity awards held by Dr. Jenkins.

          In addition, Dr. Jenkins has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Jenkins' employment and for one year thereafter.

  Dr. Samuel C. Wadsworth

          Dr. Wadsworth's base salary will be $325,000 upon effectiveness of the amended and restated employment agreement, which is subject to annual review and adjustment, and he will be eligible to earn an annual cash incentive bonus with a target amount equal to 40% of his base salary. Dr. Wadsworth is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

          Dr. Wadsworth's amended and restated employment agreement provides that, in the event that his employment is terminated by us without "cause" (as defined in his amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to nine months of base salary, payable in substantially equal installments over nine months following his termination, and (ii) if Dr. Wadsworth is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Wadsworth's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to Dr. Wadsworth had he remained employed with us. In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Wadsworth's employment is terminated by us without cause or Dr. Wadsworth resigns for "good reason" (as defined in his amended and restated employment agreement), in either case within 12 months following a "change in control" (as defined in his amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum cash payment equal to 12 months of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus a pro-rated portion of his target bonus, (ii) if Dr. Wadsworth is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of 12 months following termination or the end of Dr. Wadsworth's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to him had he remained employed with us and (iii) full acceleration of all time-based equity awards held by Dr. Wadsworth. In addition, Dr. Wadsworth's amended and restated employment agreement provides that upon a change in control, 50% of the shares underlying all equity awards held by Dr. Wadsworth will accelerate and vest.

          In addition, Dr. Wadsworth has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Wadsworth's employment and for one year thereafter.

  Dr. Eric Crombez

          Dr. Crombez's base salary will be $331,000 upon effectiveness of the amended and restated employment agreement, which is subject to annual review and adjustment, and he will be eligible to earn an annual cash incentive bonus with a target amount equal to 40% of his base salary. Dr. Crombez is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

          Dr. Crombez's amended and restated employment agreement provides that, in the event that his employment is terminated by us without "cause" (as defined in his amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to nine months of base salary, payable in substantially equal installments over nine months following his termination, and (ii) if Dr. Crombez is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Crombez's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to Dr. Crombez had he remained employed with us. In addition, all time-based equity awards held by Dr. Crombez as of the closing of this offering that would have vested in the six-month period following his termination had he remained employed by us during such period will accelerate and vest as of the date of termination. In lieu of the payments and benefits described above, in the event that Dr. Crombez's employment is terminated by us without cause or Dr. Crombez resigns for "good reason" (as defined in his amended and restated employment agreement), in either case within 12 months following a "change in control" (as defined in his amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum cash payment equal to 12 months of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus a pro-rated portion of his target bonus, (ii) if Dr. Crombez is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of 12 months following termination or the end of Dr. Crombez's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to him had he remained employed with us and (iii) full acceleration of all time-based equity awards held by Dr. Crombez.

          In addition, Dr. Crombez has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Crombez's employment and for one year thereafter.

  Dr. K. Reed Clark

          Dr. Clark's base salary will be $260,000 upon effectiveness of the amended and restated employment agreement, which is subject to annual review and adjustment, and he will be eligible to earn an annual cash incentive bonus with a target amount equal to 30% of is base salary. Dr. Clark is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

          Dr. Clark's amended and restated employment agreement provides that, in the event that his employment is terminated by us without "cause" (as defined in his amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to nine months of base salary, payable in substantially equal installments over nine months following his termination, and (ii) if Dr. Clark is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Clark's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to Dr. Clark had he remained employed with us. In addition, all time-based equity awards held by Dr. Clark as of the closing of this offering that would have vested in the nine-month period following his termination had he remained employed by us during such period will accelerate and vest as of the date of termination. In lieu of the payments and benefits described above, in the event that Dr. Clark's employment is terminated by us without cause or Dr. Clark resigns for "good reason" (as defined in his amended and restated employment agreement, in either case within 12 months following a "change in control" (as defined in his amended and restated employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum cash payment equal to 12 months of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus a pro-rated portion of his target bonus, (ii) if Dr. Clark is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of 12 months following termination or the end of Dr. Clark's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to him had he remained employed with us and (iii) full acceleration of all time-based equity awards held by Dr. Clark.

          In addition, Dr. Clark has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Clark's employment and for one year thereafter.

Outstanding Equity Awards at 2014 Fiscal Year-End

          The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2014. All equity awards in the table below were granted under our 2013 Stock Plan, as amended, or the 2013 Plan.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Annalisa Jenkins, M.B.B.S., M.R.C.P.	—	481,696(2)	0.56	9/24/2024	—	—
Thomas R. Beck, M.D.	—	—	—	—	—	—
Samuel C. Wadsworth, Ph.D.	—	—	—	—	171,592(3)	2,573,880
Eric Crombez, M.D.	—	128,292(4)	0.56	12/16/2024	—	—
K. Reed Clark, Ph.D.	—	119,739(5)	0.38	4/21/2024	—	—

(1)
There was no public market for our common stock on December 31, 2014. We have estimated the market value of the unvested stock award based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover of this prospectus.

(2)
The shares underlying this stock option vest as follows: 25% of the shares will vest and become exercisable on September 23, 2015 and the remainder of the shares will vest and become exercisable in equal monthly installments over the following 36 months. This stock option is subject to accelerated vesting as described above under the heading "Employment Arrangements with Our Named Executive Officers — Dr. Annalisa Jenkins." The shares underlying this stock option represented 4.00% of our fully diluted capital on the date of grant. Pursuant to the terms of Dr. Jenkins' offer letter, we agreed to grant Dr. Jenkins one or more additional stock options to purchase a number of shares of our common stock such that Dr. Jenkins would hold options to purchase a total number of shares equal to 4.00% of our fully diluted capital in the event that we issued additional shares of Series A preferred stock within 24 months following the date of the offer letter. Accordingly, on April 29, 2015, we granted Dr. Jenkins an option to purchase an additional 74,375 shares of common stock with the same vesting terms as described above. In addition, on June 3, 2015, we granted Dr. Jenkins a market adjustment option to purchase an additional 342,113 shares of common stock with the same vesting terms as described above.

(3)
Represents a restricted stock award for 242,247 shares of our common stock. This restricted stock award vests as follows: 25% of the shares vested and became nonforfeitable on October 30, 2014 and the remainder of the shares vest and become nonforfeitable in equal monthly installments over the following 36 months. This restricted stock award is subject to accelerated vesting as described above under the heading "Employment Arrangements with Our Named Executive Officers — Dr. Samuel C. Wadsworth." In addition, 50% of the unvested shares underlying this award will vest upon a "change of control" (as defined in the applicable restricted stock award agreement). The shares underlying this restricted stock award represented 2.00% of our fully diluted capital on the date of grant. Pursuant to the terms of Dr. Wadsworth's original employment agreement, as amended, we agreed to grant Dr. Wadsworth one or more additional stock awards such that, after the grant of such award(s), Dr. Wadsworth would hold shares equal to 2.00% of our fully diluted capital in the event that we issued additional shares of Series A preferred stock within 24 months following the date of such employment agreement. Accordingly, on April 29, 2015, we granted Dr. Wadsworth an additional restricted stock award for 35,788 shares of common stock with the same vesting terms as described above.

(4)
The shares underlying this stock option vest as follows: 25% of the shares will vest and become exercisable on December 17, 2015 and the remainder of the shares will vest and become exercisable in equal monthly installments over the following 36 months. This stock option is subject to accelerated vesting as described above under the heading "Employment Arrangements with Our Named Executive Officers — Dr. Eric Crombez." Dr. Crombez was also granted a true-up grant of an option to purchase 80,396 shares of our common stock on June 3, 2015, which grant was intended to mitigate the dilutive effect of the issuance of additional shares of Series A preferred stock after the date of his new hire stock option grant.

(5)
The shares underlying this stock option vest as follows: 25% of the shares vested and became exercisable on April 1, 2015 and the remainder of the shares will vest and become exercisable in equal monthly installments over the following 36 months. This stock option is subject to accelerated vesting as described above under the heading "Employment Arrangements with Our Named Executive Officers — Dr. K. Reed Clark." Dr. Clark was also granted a true-up grant of an option to purchase 59,869 shares of our common stock, which grant was intended to mitigate the dilutive effect of the issuance of additional shares of Series A preferred stock after the date of his new hire stock option grant.

Compensation Risk Assessment

          We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk-taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular, in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

  2015 Stock Option and Incentive Plan

          Our 2015 Stock Option and Incentive Plan, or our 2015 Plan, was adopted by our board of directors in August 2015 and approved by our stockholders in September 2015 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2015 Plan will replace the 2013 Plan as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2015 Plan allows the board of directors and our compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

          We have initially reserved 1,368,376 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2015 Plan, plus the shares of common stock remaining available for issuance under our 2013 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on each January 1, beginning on January 1, 2016 and ending on January 1, 2020, by 4% of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the compensation committee. The Initial Limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

          The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan and the 2013 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

          Stock options and stock appreciation rights with respect to no more than 1,368,457 shares of common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed the Initial Limit, cumulatively increased on January 1, 2016 and each January 1 thereafter through January 1, 2020 by the lesser of 4% of the outstanding shares of common stock on the immediately preceding December 31 or 1,539,514 shares. The value of all awards made under the 2015 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $1,000,000.

          The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

          The 2015 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

          Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

          Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

          Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee may determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

          Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

          Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2015 Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, development, clinical, regulatory or commercial milestones, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is 1,368,457 shares of common stock with respect to a share-based award and $5,000,000 with respect to a cash-based award.

          The 2015 Plan provides that upon the effectiveness of a "sale event," as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, except as may be otherwise provided in the relevant award certificate, all options and stock appreciation rights with time-based vesting that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee's discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under the 2015 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a cash payment to participants holding other vested awards.

          Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

          No awards may be granted under the 2015 Plan after the date that is ten years from the date of stockholder approval of the 2015 Plan. No awards under the 2015 Plan have been made prior to the date hereof.

  2013 Stock Plan

          Our 2013 Plan was approved by our board of directors in October 2013 and by our stockholders in February 2014, and was most recently amended in June 2015. We have reserved an aggregate of 3,520,396 shares of our common stock for the issuance of awards under the 2013 Plan. This number is subject to adjustment in the event of a subdivision of outstanding stock, a stock dividend, a combination or consolidation of stock, a reclassification, or any other increase or decrease in the number of issued shares of common stock. Effective upon the closing of this offering, our board of directors has determined not to grant any further awards under our 2013 Plan. The shares of common stock underlying any awards that are canceled or reacquired by us or are withheld by us for payment of the purchase price, exercise price or withholding taxes under the 2013 Plan are currently added back to the shares of common stock available for issuance under the 2013 Plan. Upon the effectiveness of the 2015 Plan, such shares will be added to the shares of common stock available for issuance under the 2015 Plan.

          The 2013 Plan is administered by our board of directors. The administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2013 Plan.

          Our employees, outside directors and consultants are eligible to receive awards under the 2013 Plan.

          The 2013 Plan permits the granting of (i) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (ii) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the administrator and may not exceed 10 years from the date of grant.

          The 2013 Plan also permits (i) the award of shares under stock grants agreements and (ii) the sale of shares pursuant to stock purchase agreements. The purchase price of shares, if any, is determined by the administrator. Stock grants and stock purchases may be subject to other terms and conditions that are not inconsistent with the 2013 Plan, as specified by the administrator.

          The 2013 Plan provides that upon the occurrence of a corporate transaction such as a merger, consolidation, or sale of all or substantially all of our stock or assets, all awards outstanding under the 2013 Plan on the effective date of the corporate transaction shall be treated in the manner described in the definitive transaction agreement (or if the corporate transaction does not entail a definitive agreement to which we are a party, in the manner determined by the administrator), which may include (i) continuation, assumption or substitution of awards; (ii) cancellation of options and payment to optionholders of an amount equal to the difference between (x) the value of the consideration payable per share of common stock in the corporate transaction multiplied by the number of shares subject to outstanding vested options and (y) the aggregate exercise price of all such outstanding vested options; (iii) cancellation of options without payment of any consideration, provided, that in such case, each optionholder will be notified of such treatment and given an opportunity to exercise any vested options during a period of not less than five business days preceding the effective date of the corporate transaction, unless a shorter period is required to permit the timely closing of the corporate transaction and such shorter period offers the optionholder a reasonable opportunity to exercise the option and any option exercise during this period shall be contingent upon the closing of the corporate transaction; (iv) suspension of the optionholder's right to exercise options during a limited period of time preceding the closing of the corporate transaction if such suspension is administratively necessary to permit the closing of the proposed transaction; or (v) termination of any right an optionholder has to early exercise an option prior to vesting such that, following the closing of the proposed transaction the option may only be exercised to the extent it is vested. The administrator has the discretion to accelerate, in whole or in part, the vesting and exercisability of options and other awards in connection with any corporate transaction.

          Our board of directors may amend, suspend or terminate the 2013 Plan at any time and for any reason, subject to stockholder approval where such approval is required by applicable law.

  2015 Employee Stock Purchase Plan

          In August 2015 our board of directors approved and in September 2015 our stockholders approved the 2015 Employee Stock Purchase Plan, or the ESPP. The ESPP initially reserves and authorizes the issuance of up to a total of 256,585 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on each January 1, beginning on January 1, 2017 and ending on January 1, 2021, by the lesser of (i) 256,585 shares of common stock, (ii) 1% of the outstanding shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the administrator of the ESPP. These numbers are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

          All employees whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

          We may make one or more offerings each year to our employees to purchase shares under the ESPP, at the discretion of the administrator of the ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

          Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 10% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 1,710 shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

          The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

          The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

  Senior Executive Incentive Bonus Plan

          In August 2015, our board of directors adopted the Senior Executive Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives. The Bonus Plan will govern the grant of annual cash incentive bonuses to our executive officers.

          Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

          Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

  401(k) Plan

          We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants' interests in their contributions are 100% vested when contributed. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The retirement plan is intended to qualify under Section 401(a) of the Code.

 DIRECTOR COMPENSATION

          The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the fiscal year ended December 31, 2014. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in fiscal year 2014. We reimbursed non-employee members of our board of directors for reasonable travel expenses. Dr. Annalisa Jenkins, our president and chief executive officer, did not receive any compensation for her service as a member of our board of directors during fiscal year 2014. Dr. Jenkins' compensation for service as an employee for fiscal year 2014 is presented under "2014 Summary Compensation Table" in this prospectus.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Benjamin Auspitz	—	—	—
Allan M. Fox	—	—	—
Donald J. Hayden, Jr.(1)	50,000(2)	8,080(3)	58,080

(1)
Effective July 10, 2015, Mr. Hayden resigned from all positions on our board.

(2)
Mr. Hayden received a cash fee of $12,500 per quarter for his services as a director.

(3)
Amount reflects the grant date fair value of option awards granted in 2014 calculated in accordance with ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service vesting conditions. For information regarding on assumptions underlinging the valuation of equity awards, see Note 11 to our financial statements for the year ended December 31, 2014. This amount does not correspond to the actual value that may be recognized by the named director upon vesting of the applicable awards. As of December 31, 2014, Mr. Hayden held an option to purchase 21,553 shares of our common stock, which vests in equal monthly installments over 24 months.

Non-Employee Director Compensation Policy

          Our board of directors has adopted a non-employee director compensation policy, effective as of the completion of this offering, that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

Annual Retainer
Board of Directors:
All non-employee members	$35,000
Non-executive chairperson	$30,000
Audit Committee:
Members	$7,500
Additional retainer for chair	$7,500
Compensation Committee:
Members	$5,000
Additional retainer for chair	$5,000
Nominating and Corporate Governance Committee:
Members	$3,750
Additional retainer for chair	$3,750

          Upon election to the board of directors, each non-employee director will receive an initial, one-time equity award with a grant date fair value equal to $320,000, which will vest in equal annual installments over three years, subject to continued service as a member of the board of directors. In addition, each continuing non-employee member of the board who has served as a director for the previous six months will receive, at the time of our annual meeting, an annual equity grant with a grant date fair value equal to $160,000, which will vest in full upon the earlier of the first anniversary of the date of grant or the date of the next annual meeting of our stockholders, subject to continued service as a member of the board of directors through such date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          Other than the compensation agreements and other arrangements described under "Executive and Director Compensation" in this prospectus and the transactions described below, since June 20, 2013 (date of inception), there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

License Agreements and Related Agreements with ReGenX

          On October 30, 2013, we entered into a license agreement with ReGenX Biosciences, LLC, predecessor to REGENXBIO Inc., or ReGenX, as amended on June 18, 2014 and September 29, 2014. Through the 2013 license agreement, ReGenX granted us an exclusive license to certain technology, patents and know-how, pertaining to various recombinant adeno-associated virus, or AAV, vectors and their use in gene therapy treatments for hemophilia and certain additional disease indications. Previously, ReGenX obtained its rights in the licensed property from upstream licensors, GSK and the Trustees of the University of Pennsylvania. Under the terms of the agreement, we issued 3,421 shares of our common stock to ReGenX. Additionally, ReGenX receives an annual maintenance fee in the low tens of thousands per disease indication licensed and low to mid-single digit royalty percentages on net sales of licensed products and we will pay any milestone fees owed by ReGenX to GSK or sublicense fees owed by ReGenX to the Trustees of the University of Pennsylvania or GSK as a result of our activities under the 2013 license agreement. See "Business — Collaborations and License Agreements — ReGenX License Agreements — 2013 License" for further information regarding the 2013 license agreement with ReGenX. In addition, in connection with the 2013 license agreement, we entered into a research services side letter with ReGenX for research services conducted by University of Pennsylvania School of Medicine through its sponsored research agreement with ReGenX, pursuant to which we made payments to ReGenX of $7.1 million. See the description under "University of Pennsylvania School of Medicine Sponsored Research Agreement" for further information regarding the research services side letter.

          In connection with the 2013 license agreement and our formation, Allan M. Fox, John Daniel Kiser, Donald J. Hayden, Jr. and Kenneth T. Mills purchased an aggregate of 2,379,242 shares of our common stock for an aggregate purchase price of $695.45 in October 2013, along with the purchase of shares by our other investors. At the time of the 2013 license agreement, the individuals named in the preceding sentence were directors or officers of ReGenX, were each greater than 5% beneficial owners of our outstanding capital stock and held in the aggregate greater than 10% of ReGenX's outstanding capital stock. Additionally, at the time of the 2013 license agreement, Messrs. Fox and Hayden were on our board of directors.

          In April 2014, we entered into a material transfer agreement and purchase order with ReGenX, pursuant to which we purchased certain biologic materials from ReGenX in the amount of $200,000. At that time, Messrs. Fox, Kiser and Mills each held greater than 5% of our outstanding capital stock and were directors or officers of ReGenX and held in the aggregate greater than 10% of ReGenX's outstanding capital stock. At that time, Mr. Hayden was a member of our board of directors and chairman of the board of directors of ReGenX.

          On March 10, 2015, we entered into a second option and license agreement with ReGenX, effective as of February 18, 2014. See "Business — Collaborations and License Agreements — ReGenX License Agreements — 2014 License" for further information regarding the 2015 option and license agreement with ReGenX. See "Business — Collaborations and License Agreements —

ReGenX License Agreements — 2015 License" for further information regarding the 2015 option and license agreement with ReGenX. Messrs. Fox, Kiser and Mills each held greater than five percent of our outstanding capital stock as of the effective date of the 2015 option and license agreement. In March 2015, the individuals named in the preceding sentence were directors or officers of ReGenX and held in the aggregate greater than 10% of ReGenX's outstanding capital stock. At the time of the agreement, Mr. Hayden was a member of our board of directors and chairman of the board of directors of ReGenX.

Management Services with ReGenX Holdings LLC

          In April 2014, we signed a management services letter agreement with ReGenX Holdings LLC to memorialize our mutual agreement for the provision of management services by ReGenX Holdings LLC to Dimension from November 1, 2013 through April 30, 2014. ReGenX Holdings LLC provided strategic advice to Dimension, for which we paid ReGenX Holdings LLC a one-time payment of $570,000 as the sole and entire consideration due to ReGenX Holdings LLC for the provision of the management services. At that time, Messrs. Fox and Kiser each held greater than 5% of our outstanding capital stock and were directors or officers of ReGenX Holdings LLC and held in the aggregate greater than 10% of ReGenX Holdings LLC's outstanding capital stock.

University of Pennsylvania Sponsored Research Agreements

          On October 30, 2013, in connection with our 2013 license agreement with ReGenX we entered into a research services side letter with ReGenX, whereby ReGenX agreed to assist us in having certain research conducted by University of Pennsylvania School of Medicine through a sponsored research agreement between ReGenX and the University of Pennsylvania. In accordance with the terms of the research plan developed between ReGenX and University of Pennsylvania School of Medicine, we made payments to ReGenX of $7.1 million.

          At the time of the execution of the research services side letter, Dr. Wilson and the University of Pennsylvania each held 5% or more of our outstanding capital stock and Dr. Wilson was the principal investigator at Penn providing services under the ReGenX sponsored research agreement.

          In January 2015, we entered into a sponsored research and option agreement directly with the University of Pennsylvania regarding the conduct of research by its School of Medicine. Pursuant to this agreement, we paid the University of Pennsylvania $3.1 million for the six months ended June 30, 2015. See "Business — Collaborations and License Agreements — University of Pennsylvania Sponsored Research Agreements. At the time of its execution, Dr. Wilson and Penn each held 5% or more of our outstanding capital stock and Dr. Wilson was the principal investigator at Penn providing services under the sponsored research and option agreement.

Transactions with Beacon Bioventures and its Affiliates

          During the period from inception (June 20, 2013) to June 30, 2015, we paid Fidelity Biosciences, an affiliate of Beacon Bioventures, a greater than 5% holder of our outstanding capital stock, $187,000 for certain consulting services provided to us and other costs that Fidelity Biosciences paid on our behalf. Such fees and expenses were payable pursuant to invoices submitted to us by Fidelity Biosciences from time to time. Other than reimbursement of travel expenses for its representative on our board of directors, we do not expect to make any reimbursements or other payments for services to Fidelity Biosciences in the future. In connection with our founding, we issued to Beacon Bioventures 239,479 shares of common stock, subject to certain repurchase rights. Since October 2013, a representative of Beacon Bioventures, Benjamin Auspitz, has served as chair of our board of directors.

Private Placements of Securities

  Series A Convertible Preferred Stock Financing

          On October 30, 2013, we entered into an initial stock purchase agreement, which provided for the sale of our Series A convertible preferred stock to certain investors. Through a series of subsequent closings from November 2013 to February 2015, we sold 24,500,000 shares of our Series A convertible preferred stock to the following related persons at a price of $1.00 per share:

Name	Shares of Series A Preferred Stock	Total Purchase Price
Beacon Bioventures Fund III Limited Partnership(1)	15,000,000	$15,000,000
OrbiMed Private Investments V, L.P.(2)	9,500,000	$ 9,500,000

(1)
Benjamin Auspitz, the chairman of our board of directors, is a partner at Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund III Limited Partnership.

(2)
Rishi Gupta, a member of our board, is a private equity partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments V, L.P.

  Series B Convertible Preferred Stock Financing

          On April 20, 2015, we entered into a stock purchase agreement, pursuant to which we sold an aggregate of 20,183,824 shares of our Series B convertible preferred stock at a purchase price of $3.2204 per share. The following summarizes purchases of our Series B convertible preferred stock by related persons:

Name	Shares of Series B Preferred Stock	Total Purchase Price
Beacon Bioventures Fund III Limited Partnership(1)	4,761,313	$15,333,332
OrbiMed Private Investments V, L.P.(2)	5,692,874	$18,333,331
Entities affiliated with New Leaf Venture Partners, L.L.C.(3)	3,208,711	$10,333,333

(1)
Benjamin Auspitz, the chairman of our board of directors, is a partner at Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund III Limited Partnership.

(2)
Rishi Gupta, a member of our board, is a private equity partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments V, L.P.

(3)
Michael Dybbs, a member of our board, is a partner at New Leaf Venture Partners, L.L.C.

Participation in this Offering

          Certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $35 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to such stockholders, and such stockholders could determine to purchase more, less or no shares in this offering. The underwriting discount for any shares sold to such stockholders in the offering will be the same as the underwriting discount for the shares sold to the public.

Agreements with Stockholders

  Investors' Rights Agreement

          In connection with the Series B convertible preferred stock financing on April 20, 2015, we entered into the Amended and Restated Investors' Rights Agreement with the holders of our Series A and Series B convertible preferred stock and certain key holders of our common stock. This agreement provides these holders with certain rights relating to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act. For a more detailed description of these registration rights, see the section titled "Description of Capital Stock — Registration Rights."

          This agreement also establishes certain "information and observer" rights and rights of first offer, and sets forth certain covenants relating to insurance, employee agreements, employee stock, indemnification, and related matters. On the closing of this offering, all provisions relating to these rights and covenants will terminate.

  Voting Agreement and Right of First Refusal and Co-Sale Agreement

          In connection with the Series B convertible preferred stock financing, on April 20, 2015, we entered into an Amended and Restated Voting Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement, in each case with the holders of our Series A and Series B preferred stock and certain key holders of our common stock. On the closing of this offering, all provisions of these agreements will terminate.

Indemnification Agreements

          We have entered into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our board of directors to the maximum extent allowed under Delaware law. For more information see "Director Compensation."

Policies for Approval of Related Party Transactions

          Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party's relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party's relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

          In connection with this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our board of directors.

 PRINCIPAL STOCKHOLDERS

          The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of September 10, 2015, as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

          To the extent that the underwriters sell more than 5,500,000 shares in this offering, the underwriters have the option to purchase up to an additional 825,000 shares at the initial public offering price less the underwriting discount.

          Certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $35 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to these stockholders, and such existing stockholders could determine to purchase more, less or no shares in this offering. The underwriting discount for any shares sold to such existing stockholders in the offering will be the same as the underwriting discount for the shares sold to the public. The information set forth below does not reflect any potential purchases in this offering by such existing stockholders.

          Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

          The percentage of beneficial ownership prior to this offering in the table below is based on 19,379,574 shares of common stock deemed to be outstanding as of September 10, 2015, and the percentage of beneficial ownership after this offering in the table below is based on 24,879,574 shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters' option to purchase additional shares. Options to purchase shares of common stock that are exercisable within 60 days of September 10, 2015 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Beacon Bioventures Fund(2)	7,000,106	36.1%	7,000,106	28.1%
OrbiMed Private Investments V, L.P.(3)	5,197,698	26.8%	5,197,698	20.9%
Entities affiliated with New Leaf Venture Partners, L.L.C.(4)	1,097,745	5.7%	1,097,745	4.4%
Named Executive Officers and Directors:
Annalisa Jenkins, M.B.B.S., M.R.C.P.(5)	186,239	*	186,238	*
Thomas R. Beck, M.D	90,774	*	90,774	*
Samuel C. Wadsworth, Ph.D.	278,035	1.4%	278,035	1.1%
Eric Crombez, M.D.	—	—	—	—
K. Reed Clark, Ph.D.(6)	53,634	*	53,634	*
Benjamin Auspitz(2).	7,000,106	36.1%	7,000,106	28.1%
Alan Colowick, M.P.H., M.D.	—	—	—	—
Michael Dybbs, Ph.D.(4)	—	—	—	—
Georges Gemayel, Ph.D.	—	—	—	—
Rishi Gupta, Esq.(3)	—	—	—	—
George V. Migausky	—	—	—	—
Arlene Morris	—	—	—	—
All executive officers and directors as a group (14 persons)	7,608,788	38.8%	7,608,788	30.3%

*
Represents beneficial ownership of less than one percent.

(1)
Unless otherwise indicated, the address for each beneficial owner is c/o Dimension Therapeutics Inc., 840 Memorial Drive, Cambridge, Massachusetts 02139.

(2)
Consists of 239,479 shares of common stock, 5,131,713 shares of common stock issuable upon conversion of shares of Series A preferred stock, and 1,628,914 shares of common stock issuable upon conversion of shares Series B preferred stock held by Beacon Bioventures Fund III Limited Partnership ("Beacon Fund"). Beacon Bioventures Advisors Fund III Limited Partnership ("Advisors Fund") is the general partner of Beacon Fund. Advisors Fund is solely managed by Impresa Management LLC ("Impresa"), its general partner and investment manager. Impresa is owned by the shareholders and certain employees of FMR LLC. Impresa is managed on a day-to-day basis by its President, Paul L. Mucci, and as and as such Mr. Mucci may be deemed to share voting and dispositive power with respect to all shares held by Beacon Fund. Benjamin Auspitz, the chairman of our board of directors, is a partner of Fidelity Biosciences, and as such may be deemed to have shared voting and investment power over the shares listed above. Each of the individuals and entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for each of the individuals and entities listed above is One Main Street, Cambridge, Massachusetts 02142.

(3)
Consists of 3,250,085 shares of common stock issuable upon conversion of shares of Series A preferred stock and 1,947,613 shares of common stock issuable upon conversion of shares Series B preferred stock held by OrbiMed Private Investments V, LP ("OPI V"). OrbiMed

  Capital GP V LLC ("GP V") is the sole general partner of OPI V. OrbiMed Advisors LLC ("OrbiMed Advisors") is the managing member of GP V. GP V and OrbiMed Advisors may be deemed to have beneficial ownership of the shares held by OPI V. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors and as such may be deemed to have beneficial ownership of the shares held by OPI V. Rishi Gupta, one of our directors, is employed as a private equity partner at OrbiMed Advisors. Each of GP V, OrbiMed Advisors, Mr. Isaly and Mr. Gupta disclaims beneficial ownership of the shares held by OPI V except to the extent of its or his pecuniary interest therein, if any. The address for these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(4)
Consists of: (i) 823,309 shares of common stock issuable upon conversion of shares of Series B preferred stock directly beneficially owned by New Leaf Ventures III, L.P. ("NLV-III"); and (ii) 274,436 shares of common stock issuable upon conversion of shares of Series B preferred stock directly beneficially owned by New Leaf Growth Fund I, L.P. ("NLGF"). New Leaf Venture Associates III, L.P. ("NLVA-III") is the general partner of NLV-III and New Leaf Venture Management III, L.L.C. ("NLVM-III") is the general partner of NLVA-III. New Leaf Growth Associates I, L.P. ("NLGA") is the general partner of NLGF and NLVM-III is the general partner of NLGA. Michael Dybbs, a member of our board of directors, is a partner at New Leaf Venture Partners, which is affiliated with the above entities. Philippe O. Chambon, Jeani Delagardelle, Ronald M. Hunt, James Niedel, Vijay Lathi and Liam Ratcliffe share voting and investment power over shares held by NLV-III and NLGF and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address of the entities and individuals listed above is 7 Times Square, Suite 3502, New York, New York 10036.

(5)
Includes options to purchase 186,239 shares of common stock that may be exercised within 60 days of September 10, 2015.

(6)
Includes options to purchase 53,634 shares of common stock that may be exercised within 60 days of September 10, 2015.

DESCRIPTION OF CAPITAL STOCK

          The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering and amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

          Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

          As of September 10, 2015, 19,379,574 shares of our common stock were outstanding and held by 26 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of September 10, 2015, we had outstanding options to purchase 3,033,896 shares of our common stock under our 2013 Plan, at a weighted average exercise price of $2.79 per share, 163,370 shares of which were exercisable.

Common Stock

          The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

          In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

          Immediately prior to the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

          As of June 30, 2015, we had outstanding a warrant to purchase 11,973 shares of our common stock, with an exercise price of $0.56 per share. The warrants were issued to SVB in connection with the loan and security agreement we entered into with SVB. This warrant may be exercised at the option of SVB either by delivery of the exercise price in cash or by a cashless exercise, and will expire in August 2024.

Registration Rights

          Upon the completion of this offering, the holders of 18,708,105 shares of our common stock, including those issuable upon the conversion of preferred stock, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us and certain holders our common stock, Series A preferred stock and Series B preferred stock. The investors' rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under these agreements will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

  Demand Registration Rights

          Beginning 180 days after the completion of this offering, the holders of 15,286,968 shares of our common stock, including those issuable upon the conversion of shares of our preferred stock, are entitled to demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request of holders of at least 20% of these securities, or a lesser percentage if the net proceeds of the anticipated offering would exceed $15 million, to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only one registration pursuant to this provision of the investors' rights agreement.

  Short-Form Registration Rights

          Upon the completion of this offering, the holders of 15,286,968 shares of our common stock, including those issuable upon the conversion of shares of our preferred stock are also entitled to short form registration rights. Pursuant to the investors' rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of 20% in interest of these holders to sell registrable securities at an aggregate price of at least $1.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the investors' rights agreement.

  Piggyback Registration Rights

          Upon the completion of this offering, the holders of 18,708,105 shares of our common stock, including those issuable upon the conversion of shares of our preferred stock, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors' rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering. In accordance with the terms of the investors' rights agreement, we have received a waiver of these piggyback registration rights with respect to the registration for this offering. We must pay all expenses, except for underwriting discounts, selling commissions, any applicable stock transfer taxes, and fees and disbursements of security holders' counsel, incurred in connection with the exercise of piggyback registration rights.

  Indemnification

          Our investors' rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

  Expiration of Registration Rights

          The demand registration rights, short form registration rights and piggyback registration rights granted under the investors' rights agreement will terminate on the fifth anniversary of the completion of this offering.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

          Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

  Board Composition and Filling Vacancies

          Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

  No Written Consent of Stockholders

          Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

  Meetings of Stockholders

          Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

  Advance Notice Requirements

          Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

  Amendment to Certificate of Incorporation and Bylaws

          Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

  Undesignated Preferred Stock

          Our certificate of incorporation will provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

          Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange Listing

          We have applied to list our common stock on the NASDAQ Global Market under the trading symbol "DMTX."

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar's address is Operations Center, 6201 15th Avenue, Brooklyn, NY 11219.

 SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

          Based on the number of shares outstanding as of September 10, 2015, upon the completion of this offering, 24,879,574 shares of our common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares, including shares sold to entities affiliated with certain existing shareholders that may purchase shares in this offering, held by our affiliates, as the term affiliate is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

          In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares then outstanding, which will equal approximately 248,795 shares immediately after this offering assuming no exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of September 10, 2015; or

  •
  the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

          Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

          All of our directors and executive officers and certain holders of our shares, who collectively held substantially all of the shares of common stock as of September 10, 2015, have signed a lock-up agreement which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See "Underwriting."

Registration Rights

          Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock — Registration Rights" for additional information.

Equity Incentive Plans

          We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of October 13, 2015, we estimate that such registration statement on Form S-8 will cover approximately 5,145,357 shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE
TAX CONSIDERATIONS TO NON-U.S. HOLDERS

          The following is a summary of material U.S. federal income tax considerations to non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a foreign government or governmental entity; a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or owners of such entity or arrangement; a person that received such common stock in connection with the performance of services; a pension fund or retirement account; a "controlled foreign corporation;" a "passive foreign investment company;" a corporation that accumulates earnings to avoid U.S. federal income tax; or a former citizen or long-term resident of the United States.

          This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

          For purposes of this discussion, a "U.S. holder" is a beneficial owner of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          For purposes of this discussion a "non-U.S. holder" is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

          Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder's tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section titled "— Disposition of our Common Stock" below.

          Distributions treated as dividends, if any, that are paid to a non-U.S. holder with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business, then the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). However, in this case the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States (except to the extent provided in an applicable income tax treaty, which may require that such dividends be attributable to a U.S. permanent establishment or fixed base in order to be subject to tax as described herein). Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder's qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

          Non-U.S. holders may recognize gain upon the sale, exchange, or other taxable disposition of our common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder); (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period for our common stock, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. We believe that we are not and we do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. No assurance can be provided that our common stock will remain regularly traded on an established securities market for purposes of the rules described above.

          If a non-U.S. holder that is an individual recognizes gain described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder that is a foreign corporation recognizes gain described in clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

          We must generally report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder's conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable rate. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding is not an additional tax but can be credited against a non-U.S. holder's federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

          Sections 1471 through 1474 of the Code, and related U.S. Treasury guidance, or FATCA, impose withholding taxes on certain types of payments made to "foreign financial institutions" (as specially defined under these rules to include many entities that may not typically be thought of as financial institutions) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA imposes a 30% withholding tax on "withholdable payments" if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. "Withholdable payments" will include dividends on our common stock and any gross proceeds from the sale or other disposition of our common stock. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or qualify for an exception, including by satisfying the requirements of an applicable intergovernmental agreement. Under final U.S. Treasury Regulations and current IRS guidance, any withholding on payments of gross proceeds from the sale or disposition of our common stock will only apply to payments made on or after January 1, 2017. Prospective investors should consult their own tax advisors regarding this legislation.

 UNDERWRITING

          The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Canaccord Genuity Inc.
Cantor Fitzgerald & Co.

Total	5,500,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional 825,000 shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 825,000 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          The company and its officers, directors, and holders of substantially all of the company's common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions. Among other things, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, sell, contract to sell or pledge any common stock;

  •
  grant any option to purchase, make any short sale or otherwise dispose of or transfer any common stock, options or warrants to purchase any shares of common stock;

  •
  purchase, sell or grant any right (including without limitation any put or call option) with respect to the common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

          The restrictions described in the immediately preceding paragraph do not apply to our directors, executive officers or shareholders with respect to:

  •
  transfers (1) as a bona fide gift or for bona fide estate planning purposes, (2) to an immediate family member or to any trust for the direct or indirect benefit of the individual or his or her immediate family, (3) by will or intestate succession upon the death of the undersigned or (4) by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other domestic relations court order; provided that in each case, each donee, trustee, legatee, heir, distributee, or other transferee, as the case may be, agrees to be bound in writing by the same restrictions, such transfers shall not involve a disposition for value and no filing under Section 16(a) of the Exchange Act or other public announcement, shall be required or shall be voluntarily made during the restricted period;

  •
  transactions relating to shares of common stock acquired in the offering or in open market transactions after the completion of this offering;

  •
  transfers of common stock to the Company in connection with the "net" or "cashless" exercise or settlement of warrants or stock options, restricted stock units or other equity awards outstanding as of the date of the offering pursuant to an employee benefit plan described herein used for the offering and the registration statement relating to the offering (and any transfer to the Company necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a "net settlement" or otherwise); provided that no filing under Section 16(a) of the Exchange Act or other public announcement, shall be required or shall be voluntarily made during the restricted period;

  •
  transfers of common stock to the Company pursuant to arrangements under which the Company has certain options to repurchase or a right of first refusal with respect to transfer of the common stock;

  •
  the exercise of warrants to purchase common stock outstanding as of the date of the lock-up agreement and described herein, excluding all manners of exercise that would involve a sale in the open market of any securities relating to such warrants, whether to cover the applicable exercise prices or withholding tax obligations, provided that the underlying shares shall continue to be subject to the restrictions on transfer described herein and provided that a related Form 4, if any, shall clearly state that such transfer was undertaken solely to satisfy tax obligations or to cover applicable exercise prices, as applicable; or

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public disclosure of the entry into such a trading plan shall be required or shall be voluntarily made by any person during the restricted period.

          In addition, the restrictions described above do not apply to us with respect to:

  •
  the shares of common stock to be sold by us in this offering;

  •
  the issuance by us of shares of common stock upon the exercise of an option or warrant outstanding as of the date of the lock-up agreement and described herein;

  •
  the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans;

  •
  common stock issued by the Company in connection with (1) the acquisition by the Company or any of its subsidiaries of not less than a majority or controlling portion of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition or (2) a transaction with an unaffiliated third party that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements); provided that in either case, the aggregate number of shares of common stock that the Company may sell or issue or agree to sell or issue shall not exceed 5% of the total number of shares of the common stock issued and outstanding immediately following the completion of the offering.

          This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to list our common stock on the NASDAQ Global Market under the symbol "DMTX."

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

          We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, payable by us will be approximately $3.1 million. We have agreed to reimburse the underwriters for all expenses related to the clearance of the offering with the Financial Industry Regulatory Authority (in an amount not to exceed $25,000).

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

          In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Canada

          The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

          This document as well as any other material relating to the shares of our common stock that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

          Our common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

          This document as well as any other material relating to our common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

          No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  a person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

          The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not "addressed to the public at large or to a certain sector or specific group of the public").

 LEGAL MATTERS

          The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

          The financial statements as of December 31, 2013 and 2014 and for the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 (File Number 333-206911) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

          Upon the completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at www.dimensiontx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

          You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dimension Therapeutics, Inc.

          In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Dimension Therapeutics, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for the year ended December 31, 2014 and the period from June 20, 2013 (date of inception) to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
July 17, 2015, except for the last paragraph of Note 16, as to which the date is October 9, 2015

DIMENSION THERAPEUTICS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
			June 30, 2015	Pro Forma June 30, 2015
	2013	2014
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,507	$17,913	$80,653	$80,653
Accounts receivable	1	1,974	1,581	1,581
Prepaid expenses and other current assets	3	404	1,644	1,644

Total current assets	4,511	20,291	83,878	83,878
Property and equipment, net	—	1,780	3,503	3,503
Deferred offering costs	—	—	740	740
Other assets	—	62	—	—

Total assets	$4,511	$22,133	$88,121	$88,121

Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$71	$675	$1,712	$1,712
Accrued expenses and other current liabilities	51	1,080	2,382	2,382
Amounts due to related parties	967	750	—	—
Deferred revenue	—	5,129	5,873	5,873
Notes payable	—	358	569	569

Total current liabilities	1,089	7,992	10,536	10,536
Deferred revenue, net of current portion	—	17,513	16,810	16,810
Notes payable, net of discount and current portion	—	1,166	1,046	1,046
Other liabilities	—	—	73	73

Total liabilities	1,089	26,671	28,465	28,465

Commitments and contingencies (Note 14)
Convertible preferred stock (Series A and B), $0.0001 par value; 45,000,000 shares authorized as of December 31, 2013 and 2014 and 44,683,824 shares authorized as of June 30, 2015 (unaudited); 5,000,000, 10,000,000 and 44,683,824 shares issued and outstanding as of December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; liquidation preference of $10,000 and $89,500 as of December 31, 2014 and June 30, 2015 (unaudited), respectively; no shares issued or outstanding, pro forma as of June 30, 2015 (unaudited)	4,707	9,653	88,895	—
Stockholders' equity (deficit):
Common stock, $0.0001 par value; 65,700,000 shares authorized as of December 31, 2013 and 2014 and 68,000,000 shares authorized as of June 30, 2015 (unaudited); 3,715,245, 4,056,818 and 4,092,606 shares issued and outstanding as of December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; 19,379,574 shares issued and outstanding, pro forma as of June 30, 2015 (unaudited)	—	—	—	2
Additional paid-in capital	1,885	1,947	2,260	91,153
Accumulated deficit	(3,170)	(16,138)	(31,499)	(31,499)

Total stockholders' equity (deficit)	(1,285)	(14,191)	(29,239)	59,656

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$4,511	$22,133	$88,121	$88,121

The accompanying notes are an integral part of these financial statements.

DIMENSION THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
			(unaudited)
Revenue	$—	$2,750	$159	$3,336

Operating expenses:
Research and development	2,806	12,974	4,940	14,866
General and administrative	364	2,727	1,084	3,782

Total operating expenses	3,170	15,701	6,024	18,648

Loss from operations	(3,170)	(12,951)	(5,865)	(15,312)
Interest expense	—	(17)	—	(49)

Net loss and comprehensive loss	(3,170)	(12,968)	(5,865)	(15,361)
Accretion of convertible preferred stock to redemption value	(8)	(71)	(34)	(23)

Net loss attributable to common stockholders	$(3,178)	$(13,039)	$(5,899)	$(15,384)

Net loss per share attributable to common stockholders — basic and diluted	$(2.71)	$(3.61)	$(1.65)	$(3.98)

Weighted average common shares outstanding — basic and diluted	1,173,631	3,610,592	3,580,489	3,867,352

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)		$(1.91)		$(1.09)

Pro forma weighted average common shares outstanding — basic and diluted (unaudited)		6,806,782		14,118,936

The accompanying notes are an integral part of these financial statements.

DIMENSION THERAPEUTICS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS' DEFICIT

(In thousands, except share amounts)

	Series A and B Convertible Preferred Stock
			Common Stock		Additional Paid-in Capital	Accumu- lated Deficit	Total Stockholders' Deficit

	Shares	Amount	Shares	Amount
Balances at Inception (June 20, 2013)	—	$—	—	$—	$—	$—	$—
Licensing fees paid in common stock	—	—	3,421,137	—	1,800	—	1,800
Consulting services paid in common stock	—	—	153,951	—	81	—	81
Issuance of Series A convertible preferred stock, net of issuance costs of $301	5,000,000	4,699	—	—	—	—	—
Issuance and vesting of restricted common stock for consulting services	—	—	85,528	—	8	—	8
Issuance of restricted common stock	—	—	54,629	—	—	—	—
Stock-based compensation expense	—	—	—	—	4	—	4
Accretion of convertible preferred stock to redemption value	—	8	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	(3,170)	(3,170)

Balances at December 31, 2013	5,000,000	4,707	3,715,245	—	1,885	(3,170)	(1,285)
Issuance of Series A convertible preferred stock, net of issuance costs of $125	5,000,000	4,875	—	—	—	—	—
Issuance of common stock warrant in connection with notes payable	—	—	—	—	5	—	5
Vesting of restricted common stock issued for consulting services	—	—	—	—	42	—	42
Issuance of restricted common stock	—	—	341,573	—	—	—	—
Stock-based compensation expense	—	—	—	—	86	—	86
Accretion of convertible preferred stock to redemption value	—	71	—	—	(71)	—	(71)
Net loss	—	—	—	—	—	(12,968)	(12,968)

Balances at December 31, 2014	10,000,000	9,653	4,056,818	—	1,947	(16,138)	(14,191)
Issuance of Series A convertible preferred stock, net of issuance costs of $20	14,500,000	14,480	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $261	20,183,824	64,739	—	—	—	—	—
Issuance of restricted common stock	—	—	35,788	—	—	—	—
Stock-based compensation expense	—	—	—	—	336	—	336
Accretion of convertible preferred stock to redemption value	—	23	—	—	(23)	—	(23)
Net loss	—	—	—	—	—	(15,361)	(15,361)

Balances at June 30, 2015 (unaudited)	44,683,824	$88,895	4,092,606	$—	$2,260	$(31,499)	$(29,239)

The accompanying notes are an integral part of these financial statements.

DIMENSION THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
			(unaudited)
Cash flows from operating activities:
Net loss	$(3,170)	$(12,968)	$(5,865)	$(15,361)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Licensing fees paid in common stock	1,800	—	—	—
Consulting services paid in common stock	89	42	24	—
Depreciation and amortization expense	—	164	21	302
Stock-based compensation expense	4	86	24	336
Non-cash interest expense	—	3	—	4
Changes in operating assets and liabilities:
Accounts receivable	(1)	(1,973)	(19,999)	393
Prepaid expenses and other current assets	(3)	(375)	(195)	(1,240)
Accrued expenses and other current liabilities and amounts due to related parties	1,018	785	14	33
Accounts payable	71	354	229	980
Deferred revenue	—	22,642	19,841	41
Other liabilities	—	—	—	73

Net cash (used in) provided by operating activities	(192)	8,760	(5,906)	(14,439)

Cash flows from investing activities:
Purchases of property and equipment	—	(1,667)	(735)	(2,018)
Lease deposits	—	(88)	(64)	62

Net cash used in investing activities	—	(1,755)	(799)	(1,956)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	4,699	4,875	4,875	79,219
Proceeds from issuance of notes payable and common stock warrant, net of issuance costs	—	1,526	—	194
Payments of initial public offering costs	—	—	—	(170)
Repayment of notes payable	—	—	—	(108)

Net cash provided by financing activities	4,699	6,401	4,875	79,135

Net increase (decrease) in cash and cash equivalents	4,507	13,406	(1,830)	62,740
Cash and cash equivalents at beginning of period	—	4,507	4,507	17,913

Cash and cash equivalents at end of period	$4,507	$17,913	$2,677	$80,653

Supplemental disclosure of cash flow information:
Interest paid	$—	$14	$—	$45
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible preferred stock to redemption value	$8	$71	$34	$23
Issuance of common stock warrant in connection with notes payable	$—	$5	$—	$—
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$277	$49	$284
Deferred offering costs included in accounts payable and accrued expenses	$—	$—	$—	$570

The accompanying notes are an integral part of these financial statements.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1. Nature of the Business and Basis of Presentation

          Dimension Therapeutics, Inc. (the "Company") was incorporated in Delaware on June 20, 2013. The Company is a gene therapy platform company focused on discovering and developing new therapeutic products for people living with rare diseases associated with the liver and caused by genetic mutations. The Company's initial programs address hemophilia B, hemophilia A, ornithine transcarbamylase deficiency and glycogen storage disease type Ia ("GSDIa"). The Company retains the global rights to all of its programs, with the exception of its hemophilia A program, which is partnered with Bayer HealthCare LLC ("Bayer").

          The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company's product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

          The accompanying financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2014 and June 30, 2015 (unaudited), the Company has funded its operations with proceeds from the sale of Series A convertible preferred stock ("Series A preferred stock") and Series B convertible preferred stock ("Series B preferred stock"), payments received in connection with a collaboration agreement and borrowings under a loan and security agreement. Since inception, the Company has incurred recurring losses, including net losses of $3,170 for the period from inception (June 20, 2013) to December 31, 2013, $12,968 for the year ended December 31, 2014 and $15,361 for the six months ended June 30, 2015 (unaudited). In addition, as of December 31, 2014 and June 30, 2015 (unaudited), the Company had an accumulated deficit of $16,138 and $31,499, respectively. The Company expects to continue to generate operating losses in the foreseeable future. As of July 17, 2015, the Company expected that its cash and cash equivalents of $23,456 as of March 31, 2015 (unaudited), together with gross proceeds of $65,000 received from the sale of 20,183,824 shares of Series B preferred stock in April 2015 (see Note 9), would be sufficient to fund its operations through at least July 31, 2016.

          As of August 19, 2015, the Company expected that its cash and cash equivalents of $80,653 as of June 30, 2015 (unaudited) would be sufficient to fund its operations through at least August 31, 2016 (unaudited). The future viability of the Company beyond that point is largely dependent on its ability to raise additional capital to finance its operations. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. The Company's inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

1. Nature of the Business and Basis of Presentation (Continued)

          The Company is seeking to complete an initial public offering of its common stock. Upon the closing of a qualified public offering on specified terms, the Company's outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 9).

          In the event the Company does not complete an initial public offering, the Company expects to seek additional funding through private financings, debt financing, collaboration agreements or government grants. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaboration arrangements or obtain government grants. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. Summary of Significant Accounting Policies

  Use of Estimates

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, the accrual for research and development expenses and the valuation of common stock. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

  Unaudited Interim Financial Information

          The accompanying balance sheet as of June 30, 2015, the statements of operations and comprehensive loss and of cash flows for the six months ended June 30, 2014 and 2015, and the statement of convertible preferred stock and stockholders' deficit for the six months ended June 30, 2015 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2015 and the results of its operations and its cash flows for the six months ended June 30, 2014 and 2015. The financial data and other information disclosed in these notes related to the six months ended June 30, 2014 and 2015 are unaudited. The results for the six months ended June 30, 2015 are not necessarily indicative of results to be expected for the year ending December 31, 2015, any other interim periods, or any future year or period.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

  Unaudited Pro Forma Information

          The accompanying unaudited pro forma balance sheet as of June 30, 2015 has been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into 15,286,968 shares of common stock as if the proposed initial public offering had occurred on June 30, 2015.

          In the accompanying statements of operations, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2014 and the six months ended June 30, 2015 have been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2014 or the issuance date of the convertible preferred stock.

  Concentrations of Credit Risk and Significant Customers

          Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company generally invests its cash equivalents in a money market fund held at one financial institution. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2014 and June 30, 2015 (unaudited), the Company's accounts receivable balances resulted from its collaboration agreement with Bayer (see Note 7), and the Company believes Bayer to be creditworthy.

  Deferred Offering Costs

          The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders' equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. As of June 30, 2015 (unaudited), the Company recorded $740 of deferred offering costs in contemplation of an expected 2015 equity financing. Should the consummation of equity financing no longer be considered probable, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss. The Company did not record any deferred offering costs as of December 31, 2013 or 2014.

  Cash Equivalents

          The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 2014 and June 30, 2015 (unaudited), the Company's cash equivalents consisted of investments in a money market fund.

  Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. Computer equipment is depreciated over three years. Laboratory equipment and furniture and

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

fixtures are depreciated over five years. Leasehold improvements are amortized over the shorter of the lease term or the five-year estimated useful life of the asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

  Impairment of Long-Lived Assets

          Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

  Fair Value Measurements

          Certain assets of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

          The Company's cash equivalents are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of accounts receivable, accounts payable, accrued expenses and amounts due to related parties approximate their fair value due to the short-term nature of these assets and liabilities. The carrying value of the Company's

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

outstanding notes payable (see Note 6) approximates fair value, reflecting interest rates currently available to the Company. The fair value of the notes payable was determined based on a discounted cash flow model, which represents a Level 3 measurement.

  Debt Issuance Costs

          The Company has early adopted the amendments to the Financial Accounting Standards Board ("FASB") Accounting Standards Codification made in Accounting Standards Update ("ASU") 2015-03, Interest — Imputation of Interest (Subtopic 835-30) ("ASU 2015-03") simplifying the presentation of debt issuance costs. According to ASU 2015-03, the Company presents debt issuance costs related to a recognized debt liability as a direct reduction from the carrying amount of that debt liability.

  Segment Information

          The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's singular focus is on discovering and developing new therapeutic products for people living with rare diseases associated with the liver. All of the Company's tangible assets are held in the United States. To date, all of the Company's revenue has been generated in the United States.

  Revenue Recognition

          The Company recognizes revenue in accordance with ASC Topic 605, Revenue Recognition. Accordingly, the Company recognizes revenue for each unit of accounting when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured.

  Collaborative Research and License Agreements

          The terms of these agreements contain multiple deliverables, which may include licenses and research and development activities. The terms of these agreements may also include nonrefundable upfront license fees, payments for research and development activities, reimbursement of certain third-party costs, payments based upon the achievement of specified milestones, and royalty payments based on product sales derived from the collaboration. The Company evaluates its collaborative agreements for proper classification in its statements of operations and comprehensive loss based on the nature of the underlying activity. The Company generally reflects as revenue amounts due under its collaborative agreements related to reimbursement of development activities as the Company is generally the principal under the arrangement.

          The Company evaluates multiple-element arrangements based on the guidance in ASC Topic 605-25, Revenue Recognition — Multiple-Element Arrangements ("ASC 605-25"). Pursuant to the guidance in ASC 605-25, the Company evaluates multiple-element arrangements to determine (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When the Company determines that an arrangement should be accounted for as a single unit of accounting, the Company must determine the period over which the performance obligations will be performed and revenue will be recognized. This evaluation requires the Company to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company's control. In assessing whether an item has standalone value, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item, and whether there are other vendors that can provide the undelivered items.

          The consideration received under the arrangement that is fixed or determinable is then allocated among the separate units of accounting based on the relative selling prices of the separate units of accounting. The Company determines the selling price of a unit of accounting within each arrangement following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, the Company determines the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence ("VSOE") of selling price, if available; third-party evidence ("TPE") of selling price if VSOE is not available; or best estimate of selling price ("BESP"), if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price as it generally does not have VSOE or TPE of selling price for its units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

          The Company recognizes arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. In the event that a deliverable does not represent a separate unit of accounting, the Company recognizes revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of the Company's research and development obligations. If there is no discernible pattern of performance or objectively measurable performance measures do not exist, then the Company recognizes revenue under the arrangement on a straight-line basis over the period the Company is expected to complete its performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and objectively measurable performance measures exist, then the Company recognizes revenue under the arrangement using the

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the period ending date.

          Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

          At the inception of an arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether: (i) the consideration is commensurate with either the Company's performance to achieve the milestone or the enhancement of the value of the delivered item as a result of a specific outcome resulting from the Company's performance to achieve the milestone, (ii) the consideration relates solely to past performance, and (iii) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. The Company will recognize revenue in its entirety upon successful accomplishment of any substantive milestones, assuming all other revenue recognition criteria are met. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, with a cumulative catch-up being recognized for the elapsed portion of the period of performance, assuming all other revenue recognition criteria are met.

          To date, the Company has not recorded any substantive milestones because no milestones that meet the required criteria listed above have been identified. Payments for achievement of non-substantive milestones are deferred and recognized as revenue over the estimated period of performance applicable to the collaborative arrangement. As these milestones are achieved, the Company will recognize as revenue a portion of the milestone payment that is equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, upon achievement of such milestone. The Company will recognize the remaining portion of the milestone payment over the remaining performance period under either the proportional performance method or on a straight-line basis.

          Amounts received prior to satisfying the revenue recognition criteria listed above are recorded as deferred revenue in the accompanying balance sheets. Although the Company follows detailed guidelines in measuring revenue, certain judgments affect the application of the Company's revenue policy. For example, in connection with its existing collaboration agreement, the Company has recorded on its balance sheet short-term and long-term deferred revenue based on its best estimate of when such revenue will be recognized. Short-term deferred revenue consists of

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

amounts that are expected to be recognized as revenue in the next 12 months. Amounts that the Company expects will not be recognized within the next 12 months are classified as long-term deferred revenue. However, this estimate is based on the Company's current research plan and, if its research plan should change in the future, the Company may recognize a different amount of deferred revenue over the following 12-month period.

          The estimate of deferred revenue also reflects management's estimate of the periods of the Company's involvement in its collaboration. The Company's performance obligations under this collaboration consist of participation on steering committees and performance of other research and development services. In certain instances, the timing of satisfying these obligations can be difficult to estimate. Accordingly, the Company's estimates may change in the future. Such changes to estimates would result in a change in prospective revenue recognition amounts. If these estimates and judgments change over the course of any of the Company's collaborative agreements, it may affect the timing and amount of revenue that the Company will recognize and record in future periods.

  Research and Development Costs

          Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs, depreciation, third-party license fees, and external costs of outside vendors engaged to conduct preclinical development activities and trials. Research and development expenses include the Company's costs of performing services in connection with its collaboration agreement with Bayer.

          Nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

  Research Contract Costs and Accruals

          The Company has entered into various research and development contracts with research institutions and other companies both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company's estimates. The Company's historical accrual estimates have not been materially different from the actual costs.

  Patent Costs

          All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

  Stock-Based Compensation

          The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

          For stock-based awards granted to consultants and non-employees, compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company's common stock and updated assumption inputs in the Black-Scholes option-pricing model.

          The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

          The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company's estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

          The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

  Comprehensive Loss

          Comprehensive loss includes net loss as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying financial statements.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

  Income Taxes

          The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

          The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

  Net Loss per Share

          Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the sum of the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock, including the assumed exercise of stock options, warrants and unvested restricted stock. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company's common shares and participating securities. The Company's convertible preferred stock contains participation rights in any dividend paid by the Company and are deemed to be participating securities. Net loss attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss.

          Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders based on dividend rights, and then to common and preferred stockholders based on ownership interests. The weighted average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options, warrants, unvested restricted common stock and convertible preferred stock. Common

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive.

          In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is antidilutive. The Company reported a net loss attributable to common stockholders for the period from inception (June 20, 2013) to December 31, 2013, the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015 (unaudited).

  Recently Issued Accounting Pronouncements

          In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which supersedes existing revenue recognition guidance under GAAP. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In July 2015, the FASB voted to delay the effective date of this standard such that ASU 2014-09 is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption of the standard is permitted for annual periods beginning after December 15, 2016. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its financial statements.

          In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). The amendments in this update will explicitly require a company's management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its financial position, results of operations or cash flows.

          In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity ("ASU 2014-16"). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). ASU 2014-16 applies to all entities and is effective for annual periods beginning after December 15, 2015, and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2014-16 will have on its financial statements.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

3. Fair Value of Financial Assets and Liabilities

          The following tables present information about the Company's financial assets measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurements as of December 31, 2014 using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$17,836	$—	$—	$17,836

	$17,836	$—	$—	$17,836

	Fair Value Measurements as of June 30, 2015 using:
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents	$80,653	$—	$—	$80,653

	$80,653	$—	$—	$80,653

          The Company held no cash equivalents as of December 31, 2013. As of December 31, 2014 and June 30, 2015 (unaudited), the Company's cash equivalents, which were invested in a money market fund, were valued based on Level 1 inputs. During the period from inception (June 20, 2013) to December 31, 2013, the year ended December 31, 2014 and the six months ended June 30, 2015 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

4. Property and Equipment, Net

          Property and equipment, net consisted of the following:

	December 31,
			June 30, 2015
	2013	2014
			(unaudited)
Laboratory equipment	$—	$1,854	$3,488
Computer equipment	—	37	135
Furniture and fixtures	—	—	193
Leasehold improvements	—	53	153

	—	1,944	3,969
Less: Accumulated depreciation and amortization	—	(164)	(466)

	$—	$1,780	$3,503

          Depreciation and amortization expense was $0 and $164 for the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014, respectively, and $21 and $302 for the six months ended June 30, 2014 and 2015 (unaudited), respectively.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

4. Property and Equipment, Net (Continued)

          Substantially all of the Company's laboratory equipment serves as collateral for the Company's standby letter of credit pursuant to the agreement for the Company's leased facilities (see Note 14).

5. Accrued Expenses and Other Current Liabilities

          Accrued expenses and other current liabilities consisted of the following:

	December 31,
			June 30, 2015
	2013	2014
			(unaudited)
Payroll and payroll-related costs	$—	$469	$852
External research and development services	20	362	424
Professional fees	28	159	1,088
Other	3	90	18

	$51	$1,080	$2,382

6. Notes Payable and Common Stock Warrant

          In August 2014, the Company entered into a loan and security agreement, which provided for advances under an equipment line of up to $1,750. Through December 31, 2014, the Company had borrowed $1,556 under the equipment line in two advances and incurred $30 of related issuance costs. In January 2015, the Company borrowed the remaining $194 available under the equipment line. During the six months ended June 30, 2015 (unaudited), the Company made scheduled principal repayments totaling $108. Borrowings under the loan and security agreement are collateralized by substantially all of the Company's assets, except for its intellectual property.

          In connection with entering into the loan and security agreement, the Company granted to the lender a warrant to purchase 11,973 shares of the Company's common stock at an exercise price of $0.56 per share. The warrant was exercisable immediately and expires in August 2024. In addition, in event of a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company or in the event of a change of control, the warrant will be automatically exercised in a cashless exercise. Because the warrant is indexed to the Company's own stock and can only be settled by gross physical delivery of shares or net share settlement, the Company has determined that this warrant qualifies for equity classification. Therefore, the warrant was recorded as a credit to additional paid-in capital and as a debt discount on the date of issuance. Based on the relative fair values of the warrant and the notes payable on the date of the grant, the amount allocated to the warrant was $5, determined using the Black-Scholes option-pricing model with the following inputs: ten-year expected term; 2.41% risk-free interest rate; 70.93% expected volatility; and no dividends. The debt discount at date of issuance, which also included $30 of fees paid to the lender and for legal services, is being accreted to the carrying value of the debt using the effective interest method.

          Accretion of debt discount recorded as additional interest expense was $3 for the year ended December 31, 2014 and $4 for the six months ended June 30, 2015 (unaudited). As of December 31, 2014 and June 30, 2015 (unaudited), the unamortized debt discount was $32 and $27, respectively.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

6. Notes Payable and Common Stock Warrant (Continued)

          In accordance with the terms of the loan and security agreement, for each advance under the equipment line, the Company is obligated to make six monthly interest-only payments. Thereafter, the Company is obligated to pay 36 monthly installments of interest and principal. Advances under the loan and security agreement accrue interest at an annual rate of 2.25% plus the greater of (i) 3.25% or (ii) the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal as the prime rate then in effect (the greater of which equated to an interest rate of 5.5% as of December 31, 2014 and June 30, 2015 (unaudited)).

          There are no financial covenants associated with the loan and security agreement. There are negative covenants restricting the Company's activities, such as disposing of its business or certain assets, changing its business, management, ownership or business locations, incurring additional debt or liens or making payments on other debt, making certain investments or declaring dividends, acquiring or merging with another entity, engaging in transactions with affiliates or encumbering intellectual property. The obligations under the loan and security agreement are subject to acceleration upon the occurrence of specified events of default, including a material adverse change in the Company's business, operations or financial or other condition.

          As of December 31, 2014, annual principal repayment requirements under the loan and security agreement were $367 during the year ending December 31, 2015, $518 during the year ending December 31, 2016, $519 during the year ending December 31, 2017 and $152 during the year ending December 31, 2018.

7. Collaboration Agreement

  Bayer HealthCare LLC

          In June 2014, the Company entered into a research and development collaboration and license agreement with Bayer for the development and commercialization of a gene therapy for the treatment of hemophilia A (the "collaboration agreement"). Under the agreement, the Company granted to Bayer an exclusive license to develop and commercialize one or more novel gene therapies for hemophilia A and a right of first notice for gene therapy treatments for hemophilia B. The Company is responsible for all research and development activities for those biologic therapeutics under the agreement prior to completion of clinical proof-of-concept ("POC") trials, with Bayer managing and funding the Company's efforts and providing consulting and technological support. Upon the successful demonstration of clinical POC, the agreement requires that Bayer use commercially reasonable efforts to conduct later-stage development and commercialization of gene therapy products for treatment of hemophilia A for such therapy. Bayer will have worldwide rights to commercialize the potential future product.

  Financial Terms

          Under terms of the agreement with Bayer, the Company received a nonrefundable, noncreditable upfront license payment of $20,000 in June 2014 and is eligible to receive development and commercialization milestone payments of up to $232,000, as well as tiered royalty payments ranging in the high single-digit to low double-digit percentages, not exceeding the mid teens, of net sales of commercialized products resulting from the collaboration, as defined in the agreement with Bayer. Bayer will fund certain research and development services performed by the Company during the research term and will reimburse the Company for all project costs, including

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

7. Collaboration Agreement (Continued)

any third-party costs, in the performance of its obligations under the annual research plan and in accordance with the mutually agreed upon research budget.

          The Company determined that the deliverables under its agreement with Bayer include (i) research services to be provided over the research term, (ii) a development and commercialization license and (iii) the Company's participation in a Joint Steering Committee ("JSC") and a Joint Research and Development Committee ("JRDC") to be provided over the research term. The Company determined that the development and commercialization license and involvement in the JSC and the JRDC do not have standalone value to Bayer and, therefore, are not separable from the delivery of the research services. Therefore, all deliverables under the agreement have been combined and accounted for as a single unit of accounting. Accordingly, the upfront license payment and research payments are being recognized by the Company as revenue on a straight-line basis over the estimated performance period, which approximates the 54-month research term of the agreement with Bayer that commenced in June 2014. As future research payments are earned, the Company will recognize as revenue the portion of payments equal to the percentage of the elapsed research term to the total estimated research term, with the remaining portion of consideration received being recognized over the remaining estimated performance period on a straight-line basis. The Company concluded at the outset of the arrangement that none of the future milestone payments included in the arrangement qualified as substantive milestones. Any future milestone payments will be recognized, along with the other arrangement consideration, over the remaining estimated period of performance, if any, beginning at the time a milestone payment is earned, with a cumulative catch-up being recognized for the elapsed portion of the estimated research term. As of December 31, 2014 and June 30, 2015 (unaudited), the Company had not earned any milestone or royalty payments.

          Revenue recognized under the collaboration agreement with Bayer during the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015 (unaudited) totaled $2,750, $159 and $3,336, respectively. During the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015 (unaudited), research payments earned by the Company under the collaboration agreement totaled $3,265, $0 and $3,378, respectively. The costs incurred by the Company related to the research activities of the collaboration agreement are recorded as research and development expense in the statement of operations and comprehensive loss.

          As of December 31, 2014 and June 30, 2015 (unaudited), deferred revenue related to collaboration agreement with Bayer totaled $22,642 and $22,683, respectively, which related to the upfront license payment and to advance payments for future research services.

  Term and Termination

          The agreement with Bayer expires on a licensed treatment-by-licensed treatment and country-by-country basis until the later of ten years from the date of first commercial sale or when patent claims have expired, lapsed, been abandoned or been invalidated in such country. The Company and Bayer, through the JSC, may mutually agree to terminate the collaboration early in the event clinical development is ended as required by a regulatory authority or in light of data from any studies conducted prior the POC trial. Bayer has the unilateral right to terminate the agreement in its entirety or with respect to one or more country by providing written notice to the Company. Bayer may also terminate the agreement with notice after two unsuccessful attempts to demonstrate

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

7. Collaboration Agreement (Continued)

clinical POC in a Phase I human POC trial. Bayer may further terminate the agreement with notice in the event that, following the POC trial, there is a material safety issue with respect to a licensed product. Reciprocal termination rights under the agreement include termination for breach and termination for bankruptcy.

8. Related Party Transactions

          In October 2013, the Company entered into a license agreement (described below) with ReGenX Biosciences, LLC, predecessor to REGENXBIO Inc., ("ReGenX") and issued common stock and restricted common stock to ReGenX and directors and management of ReGenX as well as to the Trustees of the University of Pennsylvania ("Penn") and an affiliate of Penn. In connection with the transaction, the Company issued, at a price of $0.0002923 per share, 3,421 shares of common stock to ReGenX, 2,379,242 shares of common stock to directors and management of ReGenX and 1,038,474 shares of common stock to Penn and an affiliate of Penn. The Company determined that the fair value of its common stock was $0.53 per share at date of issuance and, as a result, recorded research and development expense of $1,799 during the period from inception (June 20, 2013) to December 31, 2013.

          In October 2013, the Company also entered into a Stock Purchase Agreement (the "SPA") with Beacon Bioventures Fund III Limited Partnership ("Beacon Bioventures") for the issuance of Series A preferred stock (see Note 9), pursuant to which Beacon Bioventures purchased 5,000,000 shares of the Company's Series A preferred stock in October 2013 and 10,000,000 shares of the Company's Series A preferred in February 2015, each at a price of $1.00 per share.

          In addition, in October 2013, the Company issued to Beacon Bioventures in exchange for consulting services provided by Fidelity Biosciences Corp. ("Fidelity Biosciences"), an entity affiliated with Beacon Bioventures, an aggregate of 153,951 shares of fully vested common stock as well as 85,528 shares of restricted common stock at a price of $0.0002923 per share, which shares were subject to repurchase by the Company from April 30, 2014 to October 27, 2014. Related to the issuance of the 153,951 shares of common stock, the Company recorded general and administrative expense of $81 during the period from inception (June 20, 2013) to December 31, 2013. The issuance of restricted common stock to Beacon Bioventures was considered an award to a non-employee requiring the fair value of these awards to be remeasured at the end of each reporting period prior to the completion of the consulting services, using the then-current fair value of the Company's common stock. Related to the issuance of the 85,528 shares of restricted common stock, the Company recorded general and administrative expenses of $8 and $42 during the period from inception (June 20, 2013) to December 31, 2013 and for the year ended December 31, 2014, respectively, and of $24 and $0 during the six months ended June 30, 2014 and 2015 (unaudited), respectively.

          As of December 31, 2013 and 2014 and June 30, 2015 (unaudited), ReGenX and directors and management of ReGenX, Penn and an affiliate of Penn, and Beacon Bioventures were principal stockholders of the Company. In addition, as of those same dates, each of ReGenX and Beacon Bioventures was represented by at least one member of the Company's board of directors. As a result of these circumstances, ReGenX, Penn and Beacon Bioventures are related parties to the Company.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

8. Related Party Transactions (Continued)

          The Company entered into the following agreements with these related parties:

  ReGenX

  2013 License Agreement

          In October 2013, the Company entered into a license agreement with ReGenX, as amended in June and September 2014 (the "ReGenX 2013 License Agreement") for an exclusive, sublicensable, worldwide commercial license under certain intellectual property for preclinical and clinical research and development, and commercialization of drug therapies using ReGenX's licensed patents for the treatment of hemophilia A and hemophilia B, as well as a one-year option to obtain exclusive licenses for the commercialization of two other diseases to be elected by the Company in the future. The ReGenX 2013 License Agreement requires the Company to pay ongoing annual maintenance fees of $35 for each indication elected by the Company, beginning in October 2014. The Company is also required to pay low to mid single-digit royalties on net sales of licensed products as well as milestone fees, if any, owed by ReGenX to Glaxo Smith Kline ("GSK") or sublicense fees owed by ReGenX to Penn or GSK as a result of the Company's activities under the ReGenX 2013 License Agreement. The milestones payable will not exceed $1,650 and are payable contingent not only on the Company achieving the milestone, but also on the Company achieving the milestone before all other licensees.

          The ReGenX 2013 License Agreement expires upon the expiration, lapse, abandonment or invalidation of the last claim of the licensed intellectual property to expire, lapse or become abandoned or unenforceable in all the countries of the world. Upon expiration, the Company's know-how license will become non-exclusive, perpetual, irrevocable and royalty-free with respect to licensed know-how that ReGenX owns in the field and will continue with respect to all of ReGenX's other know-how in the field under its GSK and/or Penn licenses for so long as its rights from those licensors continue. The Company may terminate ReGenX License Agreement upon prior written notice to ReGenX. ReGenX may terminate the license agreement if the Company or its affiliates become insolvent, if the Company is greater than a specified number of days late in paying money due under the license agreement, or, effective immediately, if the Company or its affiliates commence certain actions relating to the licensed patents. Either party may terminate the ReGenX 2013 License Agreement for a material breach that is not cured within a specified number of days.

          In September 2014, the Company elected its third indication under the ReGenX 2013 License Agreement, and the license was amended to extend the term of the option to elect the fourth and final disease indication for an additional six months. In consideration for the extension of the option, the Company paid an extension fee of $150. In January 2015, the Company elected its fourth and final indication under the ReGenX 2013 License Agreement.

          As of December 31, 2013 and 2014 and June 30, 2015 (unaudited), the Company had not developed a commercial product using the licensed technologies and no milestones had been achieved.

  Research and Management Services Agreement

          In October 2013, in connection with the ReGenX 2013 License Agreement, the Company engaged ReGenX for the provision of certain research services (the "ReGenX Research Services Agreement") through ReGenX's existing sponsored research agreement with Penn.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

8. Related Party Transactions (Continued)

  Management Services Agreement

          In April 2014, the Company engaged ReGenX Holdings LLC for the provision of certain research and development management services (the "ReGenX Management Services Agreement"), including strategic, business and operational advice.

  Material Transfer Agreement

          In April 2014, the Company entered into a material transfer agreement and purchase order with ReGenX, pursuant to which the Company purchased certain biologic materials from ReGenX for research and development and clinical trials.

  2015 Option and License Agreement

          In March 2015, the Company entered into an option and license agreement with ReGenX (the "ReGenX 2015 Option and License Agreement") that granted the Company options to commercial exclusive licenses for four new disease indications to be elected by the Company in the future. If elected, each option carries an option fee of $1,000 payable to ReGenX upon exercise and annual maintenance fees of $50. In addition, for each option exercised, the Company is obligated to pay ReGenX up to $9,000 upon achievement of various substantive milestones, as well as mid to high single-digit royalties on net sales of licensed products and mid single-digit to low double-digit percentage sublicenses fees, if any. In May and August 2015 (unaudited), the Company exercised options under the ReGenX 2015 Option and License Agreement for two new indications and paid a $1,000 option fee for each indication pursuant to the agreement.

          Any options not exercised will automatically terminate in 2019 (which may be extended for additional time for a fee). The Company may terminate the ReGenX 2015 Option and License Agreement upon prior written notice. ReGenX may terminate the agreement if the Company or its controlling affiliates become insolvent, if the Company is greater than a specified number of days late in paying money due under the ReGenX 2015 Option and License Agreement, or, effective immediately, if the Company or its affiliates commence certain actions relating to the licensed patents. Either party may terminate the ReGenX 2015 Option and License Agreement for a material breach that is not cured within a specified number of days.

          Related to all of the agreements and the 2013 common stock transaction with ReGenX described above, the Company recorded research and development expenses of $2,204 and $7,139 during the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014, respectively, and of $3,335 and $1,000 during the six months ended June 30, 2014 and 2015 (unaudited), respectively. Cash payments made to ReGenX during the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014 were $0 and $7,341, respectively, and during the six months ended June 30, 2014 and 2015 (unaudited) were $3,813 and $1,750, respectively. Amounts due to ReGenX by the Company were $952, $750 and $0 as of December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

8. Related Party Transactions (Continued)

  Penn

  Sponsored Research and Option Agreement

          In January 2015, the Company entered into a sponsored research and option agreement with Penn regarding the conduct of research by its School of Medicine for a two-year term ending December 31, 2016 (the "Penn SRA") and with an estimated aggregate cost of $5,137 for the first year of the two-year term. In consideration for the Company's funding of the research under the Penn SRA, Penn granted the Company an option to obtain a worldwide, royalty-bearing license within the scope of the research and patentable rights thereunder. This agreement allows for termination upon notice, provided that the Company reimburses Penn for any of its allowable commitments made to others at that time, in an amount not to exceed $1,284.

          Related to the agreement and the 2013 common stock transaction with Penn described above, the Company recorded research and development expenses of $546 and $0 during the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014, respectively, and of $0 and $2,660 during the six months ended June 30, 2014 and 2015 (unaudited), respectively. Cash payments made to Penn during the six months ended June 30, 2015 (unaudited) were $3,137. No cash payments were made to Penn during the period from inception (June 20, 2013) to December 31, 2013, the year ended December 31, 2014 and the six months ended June 30, 2014 (unaudited). There were no amounts due to Penn by the Company as of December 31, 2013 and 2014 or June 30, 2015 (unaudited).

  Beacon Bioventures

          Fidelity Biosciences has provided consulting services to the Company.

          Related to the consulting services provided by Fidelity Biosciences and the 2013 common stock transactions with Beacon Bioventures described above, the Company recorded general and administrative expenses of $272 and $45 during the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014, respectively, and of $27 and $0 during the six months ended June 30, 2014 and 2015 (unaudited), respectively. Cash payments made to Fidelity Biosciences during the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014 were $169 and $18, respectively, and during the six months ended June 30, 2014 and 2015 (unaudited) were $38 and $1, respectively. Amounts due to Fidelity Biosciences by the Company were $15 as of December 31, 2013. There were no amounts due to Fidelity Biosciences by the Company as of December 31, 2014 or June 30, 2015 (unaudited). As of June 30, 2015, the Company was no longer party to a consulting arrangement with Fidelity Biosciences.

9. Convertible Preferred Stock

          The Company has issued Series A convertible preferred stock and Series B convertible preferred stock (collectively, the "Convertible Preferred Stock"). As of December 31, 2013 and 2014 and June 30, 2015 (unaudited), the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 45,000,000 shares, 45,000,000 shares and 44,683,824 shares, respectively, of $0.0001 par value preferred stock. Given certain redemption features of the preferred stock that are not solely within the control of the Company, the Convertible Preferred Stock is classified outside of stockholders' equity (deficit).

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

9. Convertible Preferred Stock (Continued)

          Prior to the amendments described below, per the Company's SPA (see Note 8), the maximum amount of Series A preferred stock investors could buy in the initial closing was capped at 10,000,000 shares of Series A preferred stock. Under the SPA, the investors agreed to purchase up to 15,000,000 shares of Series A preferred stock at a price of $1.00 per share, in each of a second and a third tranche, upon the Company achieving specified milestones. The Company determined that the future tranche obligations do not meet the definition of a freestanding financial instrument because, while separately exercisable, they were not legally detachable. Further, the Company determined that the embedded future tranche obligations did not require bifurcation for accounting purposes as they are clearly and closely related to the economic characteristics and risks of the initial preferred shares and would not qualify as a derivative on a standalone basis.

          In October 2013, the Company issued 5,000,000 shares in the initial closing of Series A preferred stock to Beacon Bioventures at a price of $1.00 per share for proceeds of $4,699, net of issuance costs of $301.

          In February 2014, the Company issued 5,000,000 shares of Series A preferred stock to a second investor at a price of $1.00 per share for proceeds of $4,875, net of issuance costs of $125. Concurrent with this issuance, the SPA was amended to restrict the Company from selling additional equity to new investors until the collaboration agreement with Bayer was signed (see Note 7), to provide Beacon Bioventures with an option to purchase additional shares of Series A preferred stock upon the non-occurrence of the second and third tranches (the "non-milestone closings"), and to provide the second investor with a participation right to purchase the same amount as Beacon Bioventures.

          In February 2015, Beacon Bioventures exercised its right to purchase additional shares in a non-milestone closing and the second investor exercised its participation right. As a result, the Company issued 14,500,000 shares in the third tranche closing of Series A preferred stock at a price of $1.00 per share for proceeds of $14,480, net of issuance costs of $20. In February 2015, the SPA was further amended to remove the investors' obligations to provide funding in the second and third tranches to the Company upon achieving specified milestones and to remove the investors' options to purchase additional shares in non-milestone closings.

          In April 2015, the Company issued 20,183,824 shares of Series B preferred stock at price of $3.2204 per share for proceeds of $64,739, net of issuance costs of $261.

          The holders of the Convertible Preferred Stock have the following rights and preferences:

  Voting Rights

          The holders of Convertible Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share could convert on the record date for determination of stockholders entitled to vote. In addition, as of December 31, 2014, the holders of a majority in voting power of the Series A preferred stock were entitled to elect three members of the board of directors of the Company. As of June 30, 2015 (unaudited), the holders of the Series A preferred stock and Series B preferred stock are entitled to elect two members and one member, respectively, of the board of directors of the Company.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

9. Convertible Preferred Stock (Continued)

  Dividends

          The holders of Convertible Preferred Stock are entitled to receive, on a pari passu basis, dividends in preference to any dividend on common stock at the rate of 8% per year of the Original Issue Price (as defined below). Dividends shall be payable when, as and if declared by the board of directors of the Company and shall not be cumulative. The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of Convertible Preferred Stock then outstanding first receive, or simultaneously receive, any declared dividends on each outstanding share of Convertible Preferred Stock. Through December 31, 2014 and June 30, 2015 (unaudited), no dividends had been declared or paid by the Company. The Original Issue Price is $1.00 per share for Series A preferred stock and $3.2204 per share for Series B preferred stock, subject in each case to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Convertible Preferred Stock.

  Liquidation

          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as defined below), the holders of Convertible Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Company available for distribution to stockholders, and before any payment shall be made to holders of common stock, an amount equal to the Original Issue Price per share, plus any declared but unpaid dividends thereon. If upon such event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Convertible Preferred Stock, the proceeds will be ratably distributed among the holders of Convertible Preferred Stock in proportion to the respective amounts that they would have received if they were paid in full. After payments have been made in full to the holders of Convertible Preferred Stock, then, to the extent available, the holders of the common stock and Convertible Preferred Stock are entitled to participate in the distribution of the remaining assets available for distribution, pro rata based on the number of shares of common stock held by each such holder (on an as-converted to common basis).

          Unless a majority of the holders of the then outstanding shares of Convertible Preferred Stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

          As of December 31, 2013 and 2014 and June 30, 2015 (unaudited), the liquidation preference of the outstanding shares of Convertible Preferred Stock was $5,000, $10,000 and $89,500, respectively.

  Conversion

          Each share of Convertible Preferred Stock is convertible into common stock at the option of the stockholder at any time after the date of issuance. In addition, each share of Convertible

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

9. Convertible Preferred Stock (Continued)

Preferred Stock will be automatically converted into shares of common stock, at the applicable conversion ratio then in effect, upon the earlier of (i) a qualified public offering with gross proceeds of at least $60,000 and at a price of at least $14.1198 per share, subject to appropriate adjustment for any stock dividend, stock split, combination or other similar recapitalization, and (ii) a date and time, or occurrence of an event, specified by vote or written consent of a majority of the holders of the then outstanding shares of Convertible Preferred Stock.

          The conversion ratio of Convertible Preferred Stock is determined by dividing the Original Issue Price per share by the Conversion Price. The initial Conversion Price is $2.923 per share for Series A preferred stock and $9.4132292 per share for Series B preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or recapitalization affecting the Convertible Preferred Stock.

          As of December 31, 2013 and 2014 and June 30, 2015 (unaudited), the outstanding shares of Convertible Preferred Stock were convertible into 1,710,571 shares, 3,421,142 shares and 15,286,968 shares of common stock, respectively.

          In addition, in the event that any holder of shares of Convertible Preferred Stock does not participate in a Qualified Financing (as defined below) by purchasing, in aggregate, such holders' pro rata amount, then each share of Convertible Preferred Stock held by such holder will automatically convert into 1/10th of one share of common stock. A Qualified Financing is defined as each issuance or sale of additional shares of common stock with gross proceeds of at least $30,000, unless a majority of the outstanding shares of the holders of the Convertible Preferred Stock elect that such transaction should not be treated as a Qualified Financing.

  Redemption

          In conjunction with the closing of the Series B preferred stock financing in April 2015, the redemption rights of the Series A preferred stock were removed at that time. As a result of the removal of the redemption rights, as of April 20, 2015, the Company ceased the periodic recording of adjustments to accrete the carrying value of Series A preferred stock to its aggregate redemption value through October 30, 2018.

          Prior to April 20, 2015, the carrying value of the Series A preferred stock was being accreted to its aggregate redemption value through October 30, 2018, which had been the first required redemption date, using the effective interest method.

10. Common Stock

          As of December 31, 2013 and 2014 and June 30, 2015 (unaudited), the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 65,700,000 shares 65,700,000 shares and 68,000,000 shares, respectively, of $0.0001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company's common stock are subject to and qualified by the rights, powers and preferences of the holders of the Convertible Preferred Stock set forth above.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

10. Common Stock (Continued)

          Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Convertible Preferred Stock. Through December 31, 2014 and June 30, 2015 (unaudited), no dividends have been declared.

          As of December 31, 2014 and June 30, 2015 (unaudited), the Company had reserved 4,884,329 shares and 18,387,347 shares, respectively, of common stock for the conversion of outstanding shares of Convertible Preferred Stock (see Note 9), the exercise of a warrant to purchase common stock (see Note 6), and the exercise of outstanding stock options and the number of shares remaining available for grant under the Company's 2013 Stock Plan (see Note 11).

11. Stock-Based Compensation

  2013 Stock Plan

          The Company's 2013 Stock Plan, as amended, (the "2013 Plan") provides for the Company to sell or issue common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the board of directors and consultants of the Company. The 2013 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years.

          The total number of shares of common stock that may be issued under the 2013 Plan was 3,421,142 shares as of December 31, 2013. In February 2014, the Company effected a decrease in the number of shares of common stock reserved for future issuance under the 2013 Plan to 1,539,514 shares. In December 2014, the Company effected an increase in the number of shares of common stock reserved for future issuance under the 2013 Plan to 1,847,416 shares. The total number of shares of common stock that may be issued under the 2013 Plan was 1,847,416 shares as of December 31, 2014, of which 347,042 shares remained available for future grant at December 31, 2014. In April and June 2015 (unaudited), the Company effected an increase in the number of shares of common stock reserved for issuance under the 2013 Plan from 1,847,416 shares to 3,520,396 shares. The total number of shares that may be issued under the 2013 Plan was 3,520,396 shares as of June 30, 2015 (unaudited), of which 430,231 shares remained available for future grant as of June 30, 2015 (unaudited).

          Vesting periods are determined at the discretion of the board of directors. Stock options granted to employees and directors typically vest over four years. Stock options granted to non-employees typically vest over periods ranging from two years to four years, depending on the period during which the services are provided. The Company measures and records the value of options granted to non-employees over the period of time services are provided and, as such, unvested portions are subject to remeasurement at subsequent reporting periods.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

11. Stock-Based Compensation (Continued)

          During the period from inception (June 20, 2013) to December 31, 2013, the Company did not grant to employees or directors any awards under the 2013 Plan. During the year ended December 31, 2014, the Company granted to employees and directors 242,247 shares of restricted common stock and options to purchase 1,097,661 shares of common stock. During the six months ended June 30, 2015 (unaudited), the Company granted to employees and directors 35,788 shares of restricted common stock and options to purchase 1,554,003 shares of common stock.

          During the period from inception (June 20, 2013) to December 31, 2013, the Company granted to non-employees 54,629 shares of restricted common stock. During the year ended December 31, 2014, the Company granted to non-employees 99,326 shares of restricted common stock and options to purchase 6,511 shares of common stock. During the six months ended June 30, 2015 (unaudited), the Company did not grant to non-employees any stock-based awards.

  Stock Option Valuation

          The assumptions that the Company used to determine the fair value of the stock options granted to employees and directors during the year ended December 31, 2014 were as follows, presented on a weighted average basis: 1.91% risk-free interest rate; 6.03-year expected term; 76.85% expected volatility; and no dividend yield. The assumptions that the Company used to determine the fair value of the stock options granted to employees and directors during the six months ended June 30, 2014 (unaudited) were as follows, presented on a weighted average basis: 1.98% risk-free interest rate; 6.01-year expected term; 77.82% expected volatility; and no dividend yield.

  Stock Options

          The following table summarizes the Company's stock option activity since December 31, 2013:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)
Outstanding as of December 31, 2013	—		—
Granted	1,104,172	$0.53

Outstanding as of December 31, 2014	1,104,172	$0.53	9.7	$67
Granted	1,554,003	$3.85

Outstanding as of June 30, 2015 (unaudited)	2,658,175	$2.47	9.6	$4,324

Options vested and expected to vest as of December 31, 2014	1,104,172	$0.53	9.7	$67

Options exercisable as of December 31, 2014	8,541	$0.38	9.3	$2

Options vested and expected to vest as of June 30, 2015 (unaudited)	2,658,175	$2.47	9.6	$4,324

Options exercisable as of June 30, 2015 (unaudited)	102,707	$1.01	9.1	$317

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

11. Stock-Based Compensation (Continued)

          The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock.

          The weighted average grant-date fair value of stock options granted during the year ended December 31, 2014 was $0.38 per share. The total fair value of stock options vested during the year ended December 31, 2014 and during the six months ended June 30, 2015 (unaudited) was $5 and $385, respectively.

          As of December 31, 2014 and June 30, 2015 (unaudited), there were outstanding unvested service-based stock options held by non-employees for the purchase of 5,155 shares and 4,341 shares, respectively, of common stock.

          Until April 2015 (unaudited), the Company had been obligated to issue additional stock options to purchase shares of the Company's common stock to certain executives of the Company such that these executives would maintain their potential stock ownership in the event that the Company granted additional shares of Series A preferred stock. In connection with the Company's issuance of Series A preferred stock in February 2015, the Company granted stock options in April 2015 (unaudited) for the purchase of 102,086 shares of common stock to those executives.

  Restricted Common Stock

          The Company has granted restricted common stock with time-based vesting conditions. Unvested shares of restricted common stock may not be sold or transferred by the holder. These restrictions lapse according to the time-based vesting conditions of each award. The following table summarizes the Company's restricted common stock activity since inception (June 20, 2013):

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted common stock at inception (June 20, 2013)	—
Issued	140,157	$0.53
Vested	(2,276)	$0.53

Unvested restricted common stock at December 31, 2013	137,881	$0.53
Issued	341,573	$0.53
Vested	(269,167)	$0.53

Unvested restricted common stock at December 31, 2014	210,287	$0.53
Issued	35,788	$3.57
Vested	(51,275)	$1.37

Unvested restricted common stock at June 30, 2015 (unaudited)	194,800	$0.86

          The total fair value of restricted common stock vested during the period from inception (June 20, 2013) to December 31, 2013, the year ended December 31, 2014 and the six months ended June 30, 2015 (unaudited) was $1, $157 and $210, respectively.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

11. Stock-Based Compensation (Continued)

  Stock-Based Compensation

          Stock-based compensation expense related to stock options and restricted common stock was classified in the statements of operations and comprehensive loss as follows:

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
			(unaudited)
Research and development	$4	$46	$17	$169
General and administrative	—	40	7	167

	$4	$86	$24	$336

          As of December 31, 2014, total unrecognized compensation cost related to the unvested awards was $432, which is expected to be recognized over a weighted average period of 3.6 years. As of June 30, 2015 (unaudited), total unrecognized compensation cost related to the unvested awards was $4,051, which is expected to be recognized over a weighted average period of 3.7 years.

12. Income Taxes

          During the period from inception (June 20, 2013) to December 31, 2013, the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred in each year or interim period, due to its uncertainty of realizing a benefit from those items. All of the Company's losses before income taxes were generated in the United States.

          A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Period from Inception (June 20, 2013) to December 31, 2013	Year Ended December 31, 2014
Federal statutory income tax rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(2.1)	(5.2)
Research and development tax credits	(1.4)	(4.1)
Nondeductible expenses paid in common stock	20.3	0.3
Change in deferred tax asset valuation allowance	17.2	43.0

Effective income tax rate	0.0%	0.0%

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

12. Income Taxes (Continued)

          Net deferred tax assets as of December 31, 2013 and 2014 consisted of the following:

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$453	$4,377
Deferred revenue	—	1,131
Research and development tax credit carryforwards	42	572
Capitalized start-up costs and other	49	51

Total deferred tax assets	544	6,131

Deferred tax liabilities:
Depreciation and amortization	—	(11)

Total deferred tax liabilities	—	(11)

Valuation allowance	(544)	(6,120)

Net deferred tax assets	$—	$—

          As of December 31, 2014, the Company had federal and state net operating loss carryforwards of $11,238 and 11,091, respectively, which may be available to offset future income tax liabilities and begin to expire in 2033. As of December 31, 2014, the Company had federal and state research and development tax credit carryforwards of $469 and $156, respectively, which may be available to offset future income tax liabilities and begin to expire in 2033 and 2029, respectively. During the six months ended June 30, 2015 (unaudited), gross deferred tax assets increased by approximately $6,000 due to the operating loss incurred by the Company during the period.

          Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

12. Income Taxes (Continued)

          The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company's history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2013 and 2014 and June 30, 2015 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

          Changes in the valuation allowance for deferred tax assets during the period from inception (June 20, 2013) to December 31, 2013 and the year ended December 31, 2014 related primarily to the increases in net operating loss carryforwards and assets related to deferred revenue for book purposes and were as follows:

	Period from Inception (June 20, 2013) to December 31, 2013	Year Ended December 31, 2014
Valuation allowance at beginning of year	$—	$(544)
Decreases recorded as benefit to income tax provision	—	—
Increases recorded to income tax provision	(544)	(5,576)

Valuation allowance at end of year	$(544)	$(6,120)

          The Company was incorporated on June 20, 2013 and has not recorded any amounts for unrecognized tax benefits as of December 31, 2013 or 2014. The Company files income tax returns in the United States and Massachusetts. The federal and Massachusetts income tax returns are generally subject to tax examinations for the tax periods ended December 31, 2013 and December 31, 2014. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period. As of December 31, 2013 and 2014, the Company had no uncertain tax positions. The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2013 and 2014, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's statements of operations and comprehensive loss.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

  Net Loss per Share

          Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Period from Inception (June 20, 2013) to December 31, 2013		Six Months Ended June 30,
		Year Ended December 31, 2014
			2014	2015
			(unaudited)
Numerator:
Net loss	$(3,170)	$(12,968)	$(5,865)	$(15,361)
Accretion of convertible preferred stock to redemption value	(8)	(71)	(34)	(23)

Net loss attributable to common stockholders	$(3,178)	$(13,039)	$(5,899)	$(15,384)

Denominator:
Weighted average common shares outstanding — basic and diluted	1,219,363	3,977,274	3,896,411	4,069,274
Less: Weighted average shares of unvested restricted common stock outstanding	(45,732)	(366,682)	(315,922)	(201,922)

Weighted average common shares outstanding used in calculating net loss per share attributable to common stockholders — basic and diluted	1,173,631	3,610,592	3,580,489	3,867,352

Net loss per share attributable to common stockholders — basic and diluted	$(2.71)	$(3.61)	$(1.65)	$(3.98)

          The Company's potential dilutive securities, which include convertible preferred stock, stock options, unvested restricted common stock and a warrant to purchase common stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share (Continued)

attributable to common stockholders for the periods indicated because including them would have had an antidilutive effect:

	December 31,		June 30,
	2013	2014	2014	2015
			(unaudited)
Convertible preferred stock (as converted to common stock)	1,710,571	3,421,142	3,421,142	15,286,968
Options to purchase common stock	—	1,104,172	195,697	2,658,175
Unvested restricted common stock	137,881	210,287	472,625	194,800
Warrant for the purchase of common stock	—	11,973	—	11,973

	1,848,452	4,747,574	4,089,464	18,151,916

  Unaudited Pro Forma Net Loss per Share

          The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2014 and the six months ended June 30, 2015 gives effect to adjustments arising upon the closing of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of accretion of convertible preferred stock because the calculation assumes that the conversion of convertible preferred stock into common stock had occurred on the later of January 1, 2014 or the issuance date of the convertible preferred stock.

          The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2014 and the six months ended June 30, 2015 give effect to the automatic conversion upon a qualified initial public offering of all shares of convertible preferred stock outstanding as of December 31, 2014 and June 30, 2015 into 3,421,142 shares and 15,286,968 shares of common stock, respectively, as if the proposed initial public offering had occurred on the later of January 1, 2014 or the issuance date of the convertible preferred stock.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share (Continued)

          Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(13,039)	$(15,384)
Accretion of convertible preferred stock to redemption value	71	23

Pro forma net loss attributable to common stockholders	$(12,968)	$(15,361)

Denominator:
Weighted average common shares outstanding — basic and diluted	3,610,592	3,867,352
Pro forma adjustment to reflect assumed automatic conversion of all shares of convertible preferred stock upon the closing of the proposed initial public offering	3,196,190	10,251,584

Pro forma weighted average common shares outstanding — basic and diluted	6,806,782	14,118,936

Pro forma net loss per share attributable to common stockholders — basic and diluted	$(1.91)	$(1.09)

14. Commitments and Contingencies

  Leases

          The Company leases office and laboratory space under various operating lease agreements that, as amended, expire between March 2015 and January 2018. In connection with these agreements, in March 2014, the Company made security deposits totaling $88. In October 2014, one of the leases was amended to increase the leased space and to extend the term of the lease through January 2018. In connection with the lease amendment, the Company entered into an equipment-collateralized irrevocable standby letter of credit (see Note 4) in the amount of $81, naming the landlord as beneficiary.

          In March 2015, the Company entered into a second equipment-collateralized irrevocable standby letter of credit (see Note 4) in the amount of $92, naming the landlord as beneficiary, which will replace the security deposits paid by the Company in March 2014. In April 2015 (unaudited), the security deposits of $88 were returned to the Company.

          As amended, required lease payments include base rent of $53 per month through March 2015, which increases to $62 per month over the course of the amended lease through January 2018. The Company recognizes rent expense on a straight-line basis over the lease period and has recorded deferred rent for rent expense incurred but not yet paid. The Company recorded no rent expense during the period from inception (June 20, 2013) to December 31, 2013 and recorded rent

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

14. Commitments and Contingencies (Continued)

expense of $219 during the year ended December 31, 2014. The Company recorded rent expense of $86 and $392 during the six months ended June 30, 2014 and 2015 (unaudited), respectively.

          The following table summarizes the future minimum lease payments under the operating leases as of December 31, 2014:

Year Ending December 31,
2015	$654
2016	712
2017	735
2018	62

Total	$2,163

          The Company is further responsible for its pro rata share of operating expenses, real estate taxes and utilities of the facility housing the leased office and laboratory space. These non-rent, shared-tenant occupancy costs amounted to approximately $10 per month as of December 31, 2014.

  License Agreements

          The Company has entered into two license agreements with ReGenX under which it is obligated to make contingent payments (see Note 8).

  Research and Development Agreement

          In June 2015 (unaudited), the Company entered into a three-year cooperative research and development agreement with the Eunice Kennedy Shriver National Institute of Child Health and Human Development, an institute of the U.S. National Institutes of Health, to conduct on behalf of the Company a non-clinical study to investigate the effectiveness of a potential gene therapy treatment for patients with GSDIa. Under the agreement, the Company is obligated to make noncancelable research funding payments of $244 annually, aggregating total payments of $732.

  Legal Proceedings

          The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

  Indemnification Agreements

          In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

14. Commitments and Contingencies (Continued)

entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2013 or 2014 or June 30, 2015 (unaudited).

15. 401(k) Savings Plan

          The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. To-date, no contributions have been made to the plan by the Company.

16. Subsequent Events

          For its financial statements as of December 31, 2014 and for the year then ended, the Company evaluated subsequent events through July 17, 2015, the date on which those financial statements were issued, and, with respect to the reverse stock split described below, through October 9, 2015.

  Reverse Stock Split

          On October 9, 2015, the Company effected a one-for-2.923 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company's Convertible Preferred Stock (see Note 9). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

17. Subsequent Events (unaudited)

          For its interim financial statements as of June 30, 2015 and for the six months then ended, the Company evaluated subsequent events through August 19, 2015, the date on which those financial statements were issued, and, with respect to the reverse stock split described above, through October 9, 2015.

  Amendment of Penn SRA

          In August 2015, the Company amended the Penn SRA (see Note 8) to incorporate additional tasks and activities and to increase the estimated aggregate cost by $792 to $5,929.

DIMENSION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share amounts)

17. Subsequent Events (unaudited) (Continued)

  2015 Stock Option and Incentive Plan

          On September 2, 2015, the Company's stockholders approved the 2015 Stock Option and Incentive Plan (the "2015 Plan"), which will become effective on the date immediately prior to the date on which the registration statement for the Company's initial public offering is declared effective. The 2015 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, performance share awards, cash-based awards and other stock-based awards. The number of shares initially reserved for issuance under the 2015 Plan is the sum of (i) the number of shares equal to 5.5% of the Company's common shares outstanding, based on the number of shares set forth on the cover of the preliminary prospectus for the Company's initial public offering plus the number of shares of common stock outstanding on the date of such preliminary prospectus, and (ii) the number of shares remaining available for issuance under the 2013 Plan. The number of shares of common stock that may be issued under the 2015 Plan will automatically increase on each January 1, beginning on January 1, 2016 and ending on January 1, 2020, equal to the lesser of (i) 4% of the shares of the Company's common stock outstanding on the immediately preceding December 31 or (ii) an amount determined by the Company's board of directors or the compensation committee of the board of directors. The shares of common stock underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2015 Plan and the 2013 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

  2015 Employee Stock Purchase Plan

          On September 2, 2015, the Company's stockholders approved the 2015 Employee Stock Purchase Plan (the "ESPP"), which will become effective in connection with the completion of the Company's initial public offering. A total of 256,585 shares of common stock were reserved for issuance under this plan. In addition, the number of shares of common stock that may be issued under the ESPP will automatically increase on each January 1, beginning on January 1, 2017 and ending on January 1, 2021, equal to the lesser of (i) 256,585 shares of common stock, (ii) 1% of the Company's shares of common stock outstanding on the immediately preceding December 31 or (iii) an amount determined by the Company's board of directors or the compensation committee of the board of directors.

5,500,000 Shares

Dimension Therapeutics, Inc.

Common Stock

Goldman, Sachs & Co.	Citigroup
Wells Fargo Securities
Canaccord Genuity	Cantor Fitzgerald & Co.

          Through and including              , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$13,363
FINRA filing fee	17,750
NASDAQ Global Market listing fee	125,000
Printing and mailing	170,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,080,000
Transfer agent and registrar fees and expenses	5,000
Blue sky fees and expenses	5,000
Miscellaneous	133,887

Total	$3,050,000

Item 14.    Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding if the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the director or officer's conduct was unlawful. Section 145 permits corporations to pay expenses (including attorneys' fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized in Section 145. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

          We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and bylaws to be in effect upon the effectiveness of the registration statement of which this prospectus is a part that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

          In addition, our bylaws provide that:

  •
  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

  •
  we will advance reasonable expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

          We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys' fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person's services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or officer's services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

          We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

          The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15.    Recent Sales of Unregistered Securities

          In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

  (a) Issuances of Capital Stock

          On October 30, 2013, we entered into a stock purchase agreement with Beacon Bioventures Fund III Limited Partnership, or Beacon, pertaining to the issuance and sale of our Series A convertible preferred stock. Through this initial agreement and a series of subsequent closings and amendments, we issued our Series A convertible preferred stock at a purchase price of $1.00 per share as follows: on October 30, 2013, we issued 5,000,000 shares to Beacon for an aggregate purchase price of approximately $5.0 million; on February 2, 2014, we issued 5,000,000 shares to OrbiMed Private Investments V, L.P., or OrbiMed, for an aggregate purchase price of approximately $5.0 million; and on February 2, 2015, we issued 10,000,000 shares to Beacon for an aggregate purchase price of approximately $10.0 million and 4,500,000 shares to OrbiMed for an aggregate purchase price of approximately $4.5 million.

          On April 20, 2015, we issued an aggregate of 20,183,824 shares of our Series B convertible preferred stock to 12 investors (including Beacon and OrbiMed) at a purchase price of $3.2204 per share, for an aggregate purchase price of approximately $65.0 million.

          No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

  (b) Grants and Exercises of Stock Options

          Since October 30, 2013, we have granted stock options to purchase an aggregate of 3,042,877 shares of our common stock, with exercise prices ranging from $0.38 to $10.20 per share, to employees, directors and consultants pursuant to the 2013 Plan. No shares of common stock have been issued upon the exercise of stock options pursuant to the 2013 Plan.

          The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

  (c) Grant of Warrant

          In August 2014, we granted a warrant to purchase an aggregate of 11,973 shares of our common stock, with an exercise price of $0.56 per share, to Silicon Valley Bank. No shares of common stock have been issued upon the exercise of this warrant. The issuance of this warrant was deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

  (a) Exhibits

          The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

  (b) Financial Statements Schedules

          Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The Registrant hereby undertakes that:

  (a)
  The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b)
  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

  (c)
  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d)
  If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (e)
  For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    i.
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    ii.
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    iii.
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    iv.
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the 13th day of October, 2015.

DIMENSION THERAPEUTICS, INC.
By:	/s/ ANNALISA JENKINS Annalisa Jenkins, M.B.B.S, M.R.C.P. President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/s/ ANNALISA JENKINS Annalisa Jenkins, M.B.B.S, M.R.C.P.	President, Chief Executive Officer and Director (Principal Executive Officer)	October 13, 2015
/s/ JEAN FRANCHI Jean Franchi	Chief Financial Officer (Principal Financial and Accounting Officer)	October 13, 2015
* Benjamin Auspitz	Chairman of the Board of Directors	October 13, 2015
* Alan Colowick, M.P.H., M.D.	Director	October 13, 2015
* Michael Dybbs, Ph.D.	Director	October 13, 2015
* Georges Gemayel, Ph.D.	Director	October 13, 2015
* Rishi Gupta, Esq.	Director	October 13, 2015

Name	Title	Date

* George V. Migausky	Director	October 13, 2015
* Arlene Morris	Director	October 13, 2015

*By:	/s/ ANNALISA JENKINS Annalisa Jenkins, M.B.B.S, M.R.C.P. Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Exhibit Index
1.1		Form of Underwriting Agreement

3.1		Third Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect

3.2	**	Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant, effective upon completion of this offering

3.3	**	Bylaws of the Registrant, as currently in effect

3.4	**	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the effectiveness of the registration statement of which this prospectus is a part)

4.1		Specimen Common Stock Certificate

4.2	**	Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, dated April 20, 2015

4.3	**	Warrant to Purchase Stock issued to Silicon Valley Bank, dated August 21, 2014

5.1		Opinion of Goodwin Procter LLP

10.1	#	2015 Stock Option and Incentive Plan and forms of award agreements thereunder

10.2	#**	2013 Stock Plan, as amended, and forms of award agreements thereunder

10.3	#**	2015 Employee Stock Purchase Plan

10.4	#**	Employment Agreement between Annalisa Jenkins and the Registrant, effective upon completion of this offering

10.5	#**	Employment Agreement between Samuel C. Wadsworth and the Registrant, effective upon completion of this offering

10.6	#**	Employment Agreement between K. Reed Clark and the Registrant, effective upon completion of this offering

10.7	#**	Employment Agreement between Eric Crombez and the Registrant, effective upon completion of this offering

10.8	†	License Agreement between ReGenX Biosciences, LLC and the Registrant, dated October 30, 2013, as amended

10.9	†	Option and License Agreement between REGENXBIO Inc. and the Registrant, dated March 10, 2015

10.10	†	Collaboration and License Agreement between Bayer Healthcare LLC and the Registrant, dated June 18, 2014

10.11	†	Sponsored Research and Option Agreement between the Registrant and The Trustees of the University of Pennsylvania, dated January 1, 2015, as amended

10.12	**	Indenture of Lease between the Registrant and Rivertech Associates II, LLC, dated March 11, 2014, as amended

10.13	**	Form of Indemnification Agreement, to be entered into between the Registrant and its directors

Exhibit No.		Exhibit Index
10.14	**	Form of Indemnification Agreement, to be entered into between the Registrant and its officers

10.15	**	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated August 21, 2014

10.16		Employment Agreement between Jean Franchi and the Registrant, effective upon completion of this offering

21.1	**	Subsidiaries of the Registrant

23.1		Consent of PricewaterhouseCoopers LLP

23.2		Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1	**	Power of Attorney (included in page II-6)

**
Previously filed.

†
Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

#
Indicates a management contract or any compensatory plan, contract or arrangement.